Form 10KSB, Exhibit 13
period 1996-03-31
CYANOTECH CORP
filed 1996-07-01
CIK 768408

                                                                   EXHIBIT 13.1

JUNE 20, 1996


TO OUR STOCKHOLDERS:

Propelled by increasing demand for Spirulina around the world, Cyanotech's sales and profits climbed in fiscal 1996 for the third consecutive year. Our fourth quarter marked the ninth consecutive quarter of year-to-year sales and earnings improvements. The achievements of the past two years demonstrate that the Cyanotech team is delivering on its commitment to build long-term stockholder value through well-executed strategies.

Net income for the fiscal year ended March 31, 1996, increased 226% to $2,509,000 from the prior year's $769,000. Earnings per share rose 240% to $0.17 from $0.05 in fiscal 1995. Revenues in fiscal 1996 reached $8,081,000, a 95% increase over fiscal 1995 revenues of $4,150,000.

GROWTH OPPORTUNITIES

Cyanotech's strategy, now in its third year of execution, targets growth opportunities by focusing on four strategic goals. These are to:

- - -    Build on the market leadership of our flagship product, SPIRULINA
     PACIFICA-TM-, by promoting its brand uniqueness and by expanding production and distribution channels;

- - -    Increase the revenue per pond-acre by shifting the Spirulina product mix from bulk products to packaged consumer products;

- - -    Increase the breadth of our product offerings through the development of new technologies to produce new microalgae-based products;

- - -    Maintain our strong environmental commitment.

BUILDING FOR THE FUTURE

With the continued growth in demand for natural foods and food supplements, more and more health-aware consumers are recognizing the benefits of Spirulina in their daily diet. As a result, Cyanotech was capacity-constrained since 1993. During fiscal 1996, we increased our capacity for Spirulina production by 50% and, in anticipation of continued growth in demand, we will increase capacity another 50% by September 1996. The 21 additional acres of Spirulina production ponds currently under construction will bring our total pond culture area to 65 acres. Upon completion of these ponds, Cyanotech will become the world's largest producer of Spirulina, producing an average of two tons per day (dry weight). We believe this added capacity will be fully utilized once it comes onstream.

One reason for this expectation is that we are continuing our strategy of shifting the Spirulina product mix from a reliance on bulk products to more profitable finished consumer products. To accomplish this transition, we will be increasing our investment in sales and marketing personnel and programs. In early June 1996, we recruited Walter M. Rick as national sales manager of Nutrex, Inc., the company's wholly owned subsidiary that markets Spirulina-based nutritional products to the retail market. Mr. Rick was previously vice president and national sales manager for a competitor and brings significant retail marketing experience in the health food channel to Cyanotech, having built a national sales and broker network covering health food stores, nutrition centers, supermarkets and drug stores.

We estimate that only one million consumers worldwide use Spirulina on a regular basis today. Besides the growth potential of our expanded branded retail product program, Cyanotech currently is selling Spirulina products on a limited basis in only 12 countries with significant expansion opportunities in those countries as well as others we have yet to enter. This potential appears very large.

On the process front, we are continuing our investment in quality control to maintain our worldwide leadership position as being the producer of the highest quality microalgal products. In addition to being the only microalgae producer to have received organic certification, we plan to be the first microalgae producer to receive ISO 9000 certification. We are in the registration process and hope to have it completed by late Summer.

New product development is a key part of our core strategy at Cyanotech. To that end, we have continued the commercial development of natural astaxanthin and licensed in the Fall of 1995 a promising new natural mosquitocide, Synechococcus with the Bti toxin, developed at the University of Memphis.
Both products have the potential for large sales. Sales of synthetic astaxanthin to the aquaculture market now total more than $150 million annually. At this time, we are in preliminary discussions with potential distributors and end-users of natural astaxanthin in the aquaculture industry.

We also are constructing a larger research facility and have hired a new scientific director, R. Todd Lorenz, Ph.D., and additional technical staff to help us bring these new products to market. Dr. Lorenz was senior scientist and group leader, genetics and physiology, at IGENE Biotechnology, Inc. of Columbia, Maryland. At IGENE, he worked on varied research projects related to the production of natural astaxanthin.

Our work on the genetically-engineered mosquitocide has begun and we plan to begin construction of a pilot-scale commercial production system later this year.

INCREASING FINANCIAL STRENGTH

Building toward the future has been enabled by the successful secondary public offering of common stock we concluded in April 1996. It raised net proceeds of $10.6 million, which are earmarked for Spirulina capacity expansion, sales and marketing expansion, infrastructure additions and new product development. A portion of the proceeds from the public offering will be used for the construction of an astaxanthin production facility. We expect to be in commercial production of natural astaxanthin later this year.

At March 31, 1996, total assets approached $20 million, working capital was $9.7 million, and total stockholders' equity was $17.3 million. Cyanotech has the financial resources to maintain the forward momentum experienced during the past two years.

OUTLOOK FOR FISCAL 1997

Cyanotech Corporation is poised for major progress during fiscal 1997. With Spirulina a proven market success, natural astaxanthin ready to launch into a known market of considerable size, and the new mosquitocide in development for what may be a major market opportunity worldwide, we have a sound and profitable business with a promising pipeline into the future, as well as the financial resources to continue our forward momentum.

In conclusion, I would like to thank our outstanding team of dedicated associates for their hard work, and you, our stockholders, for your continued support. As we succeed in carrying out our plans for 1997, the year will form the base for major growth in 1998 and beyond.



Gerald R. Cysewski, Ph.D.
Chairman, President and Chief Executive Officer