Form 10-K, Exhibit 13
period 1998-03-31
CYANOTECH CORP
filed 1998-06-29
CIK 768408

CYANOTECH CORPORATION
                               1998 ANNUAL REPORT

                  MICROALGAE: ORGANIC FACTORIES OF THE FUTURE.

                             SELECTED FINANCIAL DATA

                                                                         Years ended March 31,
----------------------------------------------------------------------------------------------
(in thousands, except per share data)   1998        1997        1996         1995         1994
==============================================================================================

Results of Operations
Net sales                           $  7,627   $  11,399   $   8,081    $   4,150     $  2,697
Gross profit                           3,137       6,809       4,563        1,875        1,202
Income (loss) from operations           (300)      3,751       2,571          718          220
Net income (loss)                       (300)      4,159       2,509          769          204
Net income (loss) per common share
   Basic                            $  (0.05)  $    0.31   $    0.22    $    0.05     $  (0.02)
   Diluted                          $  (0.05)  $    0.25   $    0.17    $    0.05     $  (0.02)

Average shares outstanding
   Basic                              12,909      12,583       9,583        8,895        8,602
   Diluted                            12,909      16,598      14,502        8,895        8,602

Selected Balance Sheet Data
Cash and investment securities      $  1,397   $   6,729   $   9,409   $      496    $     866
Total assets                          25,667      26,015      19,716        6,212        5,132
Long-term debt and
   capital lease obligations             129         559         838          184          109
Stockholders' equity               $  23,174   $  23,335   $  17,316   $    5,104    $   4,160

                                   CYANOTECH

Cyanotech is harnessing the vast potential of microalgae to produce high-value natural products for important market applications worldwide.
   The Company's products include Spirulina Pacifica(TM), a nutrient-rich dietary supplement; NatuRose(TM), a natural astaxanthin product used in the worldwide aquaculture industry; and phycobiliproteins, which are fluorescent pigments used in the immunological diagnostics market. The Company is also developing microalgae-based products for the biopesticide markets and, through an exclusive license agreement with The Scripps Research Institute, a patented aldolase catalytic antibody with potential applications in industrial synthesis for the manufacture of pharmaceuticals, fine chemicals and agricultural products.
   Cyanotech's technologies, systems, processes and favorable growing location on the Kona coast of Hawaii permit year-round growing and harvesting of its products in a cost-effective manner. Its production system operates without the use of pesticides and herbicides, and does not create erosion, fertilizer runoff or water pollution.
   Cyanotech is the only microalgae company in the world to be ISO-9002 registered.
   Cyanotech markets its products in the United States and foreign markets through retail, wholesale and private label channels. Nutrex, Inc., a wholly-owned subsidiary, produces and markets spirulina-based nutritional products for the retail market.
   Additional company and product information is available on Cyanotech's World Wide Web site at www.cyanotech.com.

The wide range of products Cyanotech is beginning to produce -- from nutritional supplements and animal feed ingredients to industrial  enzymes and biopesticides

-- is proving the Company's  concept of microalgae  as broadly  capable  organic factories for  high-value,  diverse  applications.



                  CYANOTECH PRODUCT PIPELINE: ROBUST AND VARIED

PRODUCT                                                                              INTRODUCED          MARKETS
------------------------------------------------------------------------------------------------------------------------------------
Spirulina Pacifica(TM)                                                                  1985             Health & Natural Foods
A nutrient-rich  dietary supplement,  CYAN's unique strain is a vegetable-based,                         Over $30 million at
highly absorbable  source of natural beta carotene,  mixed carotenoids and other                         wholesale
phytonutrients,  B vitamins,  gamma linolenic acid (GLA),  protein and essential                         (CYAN $7.1 million sales in
amino acids.                                                                                              FY98)
------------------------------------------------------------------------------------------------------------------------------------
Phycobiliproteins                                                                       1988             Immunological Diagnostics
Fluorescent pigments used for medical testing.                                                           Nominal
                                                                                                         (CYAN $250,000 sales
                                                                                                          in FY98)
-----------------------------------------------------------------------------------------------------------------------------------
NatuRose(TM) Natural Astaxanthin                                                        1997             Aquaculture/Animal
A red pigment used primarily in the aquaculture  industry to impart color to the                         Feed/Pigments
flesh of pen-raised fish and shrimp.  Competes with synthetic  astaxanthin  made                         Over $150 million
from petrochemicals.                                                                                     (one supplier)
                                                                                                         (CYAN $250,000 sales
                                                                                                          in FY98)
------------------------------------------------------------------------------------------------------------------------------------
Aldolase Catalytic Antibody                                                             1998             Industrial Enzymes
Genetically  engineered  antibody may have numerous  applications  in industrial                         Undefined
synthesis,  including  certain  anti-cancer  compounds.  Has efficiency rate and                         (varied industrial/
operative  mechanism  equal  to  natural  enzyme,  but with a  broader  scope of                          pharmaceutical
reactivity.  Exclusive  license  from  The  Scripps  Research  Institute.  First                          applications)
commercially  available  aldolase  catalytic  antibody.
------------------------------------------------------------------------------------------------------------------------------------
Mosquitocide                                                                            1999             Biopesticides
CYAN is genetically engineering a natural toxin from Bacillus thuringiensis var.                         Over $500 million
israelensis (Bti) into the blue-green algae, Synechococcus,  a food for mosquito                         (worldwide need enormous)
larvae. When applied to a  mosquito-infested  body of water, the algae could act as an  effective  and  environmentally  safe means of control.
------------------------------------------------------------------------------------------------------------------------------------
Other Products                                                                          2000+            Undefined
CYAN plans to develop other  high-value  products from  microalgae.  These could
include    genetically-engineered    pharmaceuticals,     nutraceuticals,    and
poly-unsaturated fatty acids.
------------------------------------------------------------------------------------------------------------------------------------

                                       1

TO OUR STOCKHOLDERS

Fiscal 1998 was a profound disappointment for Cyanotech after years of steady growth. But it was principally attributable to reduced sales to a single Spirulina purchaser, which had been the Company's largest customer, accounting for 34% of total sales in FY97 vs. 5% in FY98. These figures show both the opportunity and the problem of relying on a single product and customer. The customer is a network marketer whose sales in China were halted by the Chinese government for much of the past fiscal year along with all network marketers there, then banned altogether. As a result, Cyanotech's sales decreased to $7.6 million in FY98 from $11.4 million in FY97 with a net loss of $300,000 in FY98 vs. net income of $4.2 million in FY97. To return to profitability at lower demand levels, we reduced our workforce by 25% in the fourth quarter. By contrast, fiscal 1999 and future years look more positive due to the variety and potential of products on the market and under development.

SPIRULINA PACIFICA(TM)
         With the reduced sales to China, we worked hard during FY98 to broaden our customer base for Spirulina. An indicator of progress is our relationship with the General Nutrition Center (GNC) chain of retail stores in the U.S. We are now selling our branded Nutrex(TM) Spirulina Pacifica products through 1,000 GNC stores nationwide, up from 200 stores at the beginning of FY98. We also have increased marketing efforts in Hawaii, signed additional distributors overseas, and are investigating new markets, such as in poultry feed where preliminary studies indicate that Spirulina contributes to a significantly improved immune system in poultry with the possibility of eliminating antibiotics. The Spirulina market overall is not large, but we are working to increase our already strong share.

NATUROSE(TM) ASTAXANTHIN
         We hoped that NatuRose would be used by the aquaculture industry from its introduction in March 1997, but we did not account for the close customer relationships in a market characterized by a single supplier and the caution shown in accepting a new product. During FY98, prospective customers in 12 countries engaged in more than 30 feeding trials of NatuRose with all completed studies to date showing positive results. Although we only sold trial quantities of astaxanthin during the fiscal year, commercial order flow has begun in the first quarter of FY99. We also have signed a Letter of Intent with a multi-national life sciences company ($15 billion in annual sales to 150-plus countries) to distribute NatuRose, initially to its aquaculture customers in Europe.

MOSQUITOCIDE
         Once NatuRose was launched in 1997, we turned our development attention to the promising potential mosquitocide we had licensed in FY 96 from the University of Memphis. In the summer of 1997, we hired a senior molecular biologist experienced in natural bacterial toxins to lead the mosquitocide effort. The original genetically engineered microalgae we had licensed included only one of the four BTI toxins, all of which are harmless to humans but deadly to mosquito larvae. We are currently focused on adding up to three additional Bti toxins to significantly increase the product's toxicity and to lessen the risk of mosquito larvae evolving a resistance to a single-toxin product. We plan to have the mosquitocide in limited commercial production for worldwide testing by the end of the current fiscal year. The market potential is unknown at this time, but the need for safe-for-human biopesticides is growing as the incidence of mosquito-borne malarial and other diseases is increasing in both developing and developed countries.

SCRIPPS ALDOLASE ANTIBODY
         In April 1998, we signed an exclusive agreement with The Scripps Research Institute to produce the Institute's patented aldolase catalytic antibody 38C2 in microalgae. Previously, the antibody has only been produced in small quantities in animal cells in the laboratory. We have long maintained that microalgae provide an excellent vehicle for the genetic engineering of many products due to their ease of genetic manipulation, short generation cycles and cellular uniformity. This product with potential for applications in pharmaceuticals, fine chemicals and agriculture exemplifies our thesis.

ROBUST PRODUCT PIPELINE
         There  are over  30,000  species  of  microalgae,  many of  which  have natural, beneficial properties that can be extracted to produce high-value products, while many more can act effectively as vehicles for genetic engineering to produce other products. Our challenge is to remain focused as we explore the wealth of possibilities and to dedicate our efforts to those products with the clear and present potential of success for the benefit of our stockholders. Cyanotech's product pipeline, as shown on page 1 of this report, is truly robust and varied -- a major advance from just a few years ago when Spirulina was our only major product. Now Spirulina is among the products with lesser potential in terms of overall market size and possible sales in the future.

LOOKING AHEAD
         The hardest thing we had to do in fiscal 1998 was to lay off 25% of our dedicated workforce in Kona. We deeply appreciate their under-standing and look forward to resuming our role as a steady employer in the region. We commend the fine work of all our associates, past and present, in helping run a reliable operation with excellent quality control while developing the significant new products in our pipeline. We thank our stockholders for their understanding during a difficult period and our Board of Directors for supportive counsel. In brief, we have proven the process of producing high-value products from microalgae and are developing a promising line of products. We look forward to increased sales and a return to our traditionally higher margins.

Gerald R. Cysewski, Ph.D.
Chairman, President and Chief Executive Officer
June 18, 1998

CHARTS

Net Sales
$ millions
94--$2,697
85--$4,150
96--$8,081
97--$11,399
98--$7,627

Gross Profit
$ millions
94--$1,202
95--$1,875
96--$4,563
97--$6,809
98--$3,137

Net Income (Loss)
$ millions
94--$204
95--$769
96--$2,509
97--$4,159
98--$(300)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                  The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated:

                  Year Ended March 31,                                1998        1997        1996
                  ================================================================================

                  Net sales                                          100.0%      100.0%      100.0%
                     Cost of sales                                    58.9        40.3        43.5
                  --------------------------------------------------------------------------------
                  Gross profit                                        41.1        59.7        56.5
                  --------------------------------------------------------------------------------
                  Operating expenses:
                     Research and development                          8.8         5.1         4.4
                     General and administrative                       17.3        12.6        14.8
                     Sales and marketing                              18.9         9.1         5.5
                  --------------------------------------------------------------------------------
                      Total operating expenses                        45.0        26.8        24.7
                  --------------------------------------------------------------------------------
                      Income (loss) from operations                   (3.9)       32.9        31.8
                  --------------------------------------------------------------------------------
                  Other income (expense):
                     Interest income                                   2.6         3.9         0.3
                     Interest expense                                 (0.4)       (0.4)       (1.1)
                     Other income, net                                 0.1         0.1          --
                  --------------------------------------------------------------------------------
                      Total other income (expense)                     2.3         3.6        (0.8)
                  --------------------------------------------------------------------------------
                  Income (loss) before income taxes                   (1.6)       36.5        31.0
                  Income taxes                                        (2.3)         --          --
                  --------------------------------------------------------------------------------
                      Net income (loss)                               (3.9)%      36.5%       31.0%
                  ================================================================================

Fiscal 1998 Compared to Fiscal 1997

                           Net Sales
                  Net sales for the year ended March 31, 1998 were $7,627,000, a decrease of 33.1% from net sales of $11,399,000 for the year ended March 31, 1997. The decrease in net sales during the year ended March 31, 1998 is primarily due to lower sales of Spirulina packaged consumer products to our largest customer, a Hong Kong-based network marketing company which purchased our packaged consumer products for sale under a private label through their marketing organization, primarily in mainland China. This customer experienced a delay in its annual recertification process by the Chinese government and was restricted by local governmental authorities from hosting any large scale distributor meetings from March 1997 through September 1997. These regulatory factors adversely impacted our customer's ability to sell and, consequently, this customer's need for our packaged consumer products was severely reduced. For the year ended March 31, 1998, this customer accounted for less than 5% of Cyanotech's net sales, down from approximately 34% and 29% of net sales in the years ended March 31, 1997 and 1996, respectively. Subsequent to the end of fiscal 1998, the Chinese government imposed a ban on all network market organizations, effective October 1, 1998. Future sales to this customer are expected to be minimal. Also contributing to the decline were lower shipments (11% lower) and lower average selling prices (2% lower) for bulk Spirulina powder.

                           Gross Profit
                  Gross profit represents net sales less the cost of goods sold, which includes the cost of materials, manufacturing overhead costs, direct labor expenses and depreciation and amortization. Gross profit decreased to 41.1% of net sales for the year ended March 31, 1998, from 59.7% of net sales for the year ended March 31, 1997. This decrease in gross profit from the prior year is primarily attributable to a shift in the product mix to greater sales of lower priced bulk Spirulina products (78% of net sales in fiscal 1998, up from 58% of net sales in fiscal 1997), Spirulina production inefficiencies due to decreased production beginning December 1997 through February 1998 which resulted in additional charges to Cost of Sales of approximately $264,000 during that period, and lower average selling prices for bulk Spirulina.

                           Operating Expenses
                  Operating expenses increased by $379,000, an increase of 12.4%
                  over  the  prior   year,   primarily   because  of   increased
                  expenditures for sales and marketing.

                      Research and  Development.  Expenditures  for research and development increased 15.3% to $677,000, for the year ended March 31, 1998, from $587,000, for the year ended March 31, 1997. The increase from the prior year is primarily the result of research and ongoing development work done on the mosquitocide project and on optimizing production of the natural astaxanthin product. Research and development costs are expected to increase further during fiscal 1999 as we continue to optimize the PhytoMax PCS technology, increase the research activities directed at the mosquitocide project and begin development work to produce Aldolase Catalytic Antibody 38C2 as a result of our exclusive license agreement with The Scripps Research Institute which was signed in April 1998.

                     General  and  Administrative.  General  and  administrative expenses decreased 8.3% to $1,318,000, for the year ended March 31, 1998, from $1,437,000, for the year ended March 31, 1997. The decrease from the prior year is primarily due to reduced associate incentive bonuses which are indexed to the Company's profitability, partially offset by an increase in personnel costs.

                     Sales and Marketing. Sales and marketing expenses increased
                  39.5% to $1,442,000, for the year ended March 31, 1998, from $1,034,000, for the year ended March 31, 1997. The increase from the prior year is primarily due to higher personnel costs, and increased domestic and international marketing efforts associated with the introduction of the NatuRose product.


                           Other Income (Expense)
                  Other income decreased by 57.1% to $175,000, for the year ended March 31, 1998, from $408,000, for the year ended March 31, 1997. The decrease from the prior year is primarily related to decreased earnings on lower balances of cash and investment securities.

                           Income Taxes
                  The provision for income taxes was $175,000, for the year ended March 31, 1998. This is due to an increase in the allowance for deferred tax assets, offset in part by current income tax benefits.

                           Net Income (Loss)
                  For the year ended March 31, 1998 and for the first time since 1991, the Company recorded a net loss. The fiscal 1998 net loss of $300,000, compares with net income of $4,159,000, for the year ended March 31, 1997. The net loss is primarily the result of lower sales of Spirulina bulk and packaged consumer products due to a reduction in orders from a single customer in China that had previously accounted for a large percentage of sales of packaged consumer Spirulina Pacifica products, lower average selling prices for bulk Spirulina products,
                  Spirulina production inefficiencies due to decreased production during December 1997 through February 1998 which resulted in an additional charge to Cost of Sales of approximately $264,000 during the third and fourth quarters of 1998, and start-up costs associated with commercialization of NatuRose, our natural astaxanthin product.
                     In February  1998,  the Company  reduced its  workforce  by approximately 25% in order to better align resources with sales levels. The workforce reduction was part of the Company's plans to enhance its competitive position through improvements of operational productivity and cost reduction - specifically more effecient utilization of assets and employees. Production operations, sales, and administrative functions were restructured and downsized by this action.


Fiscal 1997 Compared to Fiscal 1996

                           Net Sales
                  Net sales for the year ended March 31, 1997 were $11,399,000, a 41.1% increase over net sales of $8,081,000 for the year ended March 31, 1996. The increase in net sales during the year ended March 31, 1997 is attributable to significantly higher production and sales of bulk Spirulina powder and tablets and increased sales of packaged consumer products which carry a higher sales price than bulk Spirulina Pacifica products. The increased production is the result of Spirulina production expansions that were completed in February and November 1996.

                           Gross Profit
                  Gross profit increased to 59.7% of net sales for the year ended March 31, 1997 from 56.5% of net sales for the year ended March 31, 1996. The increase in gross profit from the prior year is primarily attributable to economies of scale related to the production of both bulk and packaged consumer Spirulina Pacifica products, but was partially offset by lower average selling prices (18% lower) for bulk products.

                           Operating Expenses
                  Operating expenses increased by $1,066,000, with significant increases in all three components.

                     Research and  Development.  Expenditures  for research and development increased 67.2% to $587,000, for the year ended March 31, 1997, from $351,000, for the year ended March 31, 1996. The increase from the prior year is primarily the result of the development work done on the natural astaxanthin product and the research work done on the mosquitocide project.

                     General  and  Administrative.  General  and  administrative expenses increased 20.2% to $1,437,000, for the year ended March 31, 1997, from $1,196,000, for the year ended March 31, 1996. The increase is due to higher staff-related expenditures, the accrual of associate incentive bonuses indexed to the Company's profitability during the year ended March 31, 1997, and higher insurance costs.

                     Sales and Marketing. Sales and marketing expenses increased
                  132.4% to $1,034,000, for the year ended March 31, 1997, from $445,000, for the year ended March 31, 1996. The increase from the prior year is primarily due to higher staff-related expenditures, and increased domestic and international marketing efforts associated with higher sales of packaged consumer products and with the introduction of the NatuRose product.

                           Other Income (Expense)
                  Other income increased to $408,000, for the year ended March 31, 1997, from other expense of $62,000, for the year ended March 31, 1996. The increase from the prior year is primarily related to increased earnings on larger cash and investment securities balances.

                           Net Income
                  Net income increased to $4,159,000, for the year ended March 31, 1997, from $2,509,000, for the year ended March 31, 1996.
                  The increase in net income is primarily a result of increased production and sales of bulk and packaged consumer Spirulina Pacifica products.
                     Inflation  during  the years ended March 31, 1998, 1997 and
                  1996  did  not  have  a  material  impact  on  the   Company's
                  operations.


Variability of Results

                  Cyanotech Corporation was formed in 1983 and did not become profitable on an annual basis until fiscal 1992 (the twelve month period ended December 31, 1992). From fiscal 1992 through fiscal 1997, the Company had total net sales of $29,401,000, and total net income of $7,931,000. In fiscal 1998, the Company had net sales of $7,627,000 and a net loss of $300,000. As of March 31, 1998, our accumulated deficit was $761,000. There can be no assurance that we will be consistently profitable on either a quarterly or an annual basis. We have experienced quarterly fluctuations in operating results and anticipate that these fluctuations may continue in future periods. Future operating results may fluctuate as a result of changes in sales levels to our largest customers, new product introductions, production difficulties, weather patterns, the mix between sales of bulk products and packaged consumer products, start-up costs associated with new facilities, expansion into new markets, sales promotions, competition, increased energy costs, the announcement or introduction of new products by our competitors, changes in our customer mix, overall trends in the market for Spirulina and astaxanthin products and other factors beyond our control. While a significant portion of our expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on our forecasts of future sales, if net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the sales shortfall. We may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on our results of operations.

New Accounting Standards

                  In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 generally is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.The adoption of SFAS No. 125 did not have a material effect on the Company's reported financial position, results of operations or liquidity.
                     In February 1997,  the FASB issued SFAS No. 128,  "Earnings per Share". SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 requires the presentation of "Basic" earnings per share, representing income available to common shareholders divided by the weighted average number of common shares outstanding during the period, and "Diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue Common Stock shares were exercised or converted into Common Stock shares or resulted in the issuance of Common Stock shares that then shared in the earnings of the Company. SFAS No. 128 requires restatement of all prior period per share data presented. The Company adopted SFAS No. 128 for the quarter ended December 31, 1997 and has restated all prior period earnings per share data presented.
                     Also during  February  1997,  the FASB issued SFAS No. 129,
                  "Disclosure of  Information  about Capital  Structure,"  which lists required disclosures about capital structure that had been included in a number of previously existing statements and opinions. SFAS No. 129 is effective for periods ending after December 15, 1997. The Company adopted the provisions of SFAS No. 129 as of December 31, 1997. The adoption of SFAS No. 129 did not have a material effect on the Company's reported financial information.
                     In June 1997,  the FASB  issued  SFAS No.  130,  "Reporting
                  Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires reclassification of financial statements for earlier periods provided for comparative purposes. The Company will adopt the provisions of SFAS No. 130 for the fiscal year beginning April 1, 1998.
                     Also  during  June  1997,  the FASB  issued  SFAS No.  131,
                  "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires restatement of comparative information presented for earlier periods. The Company will adopt the provisions of SFAS No. 131 for the quarter beginning April 1, 1998. Management does not expect adoption of SFAS No. 131 will have a material effect on the Company's reported financial information.
                     In February 1998, the FASB issued SFAS No. 132, "Employers'
                  Disclosures about Pensions and Other Postretirement Benefits," which amends the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 addresses disclosure only and does not change any of the measurement or recognition provisions provided for in SFAS Nos. 87, 88 or 106. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997 and requires restatement of comparative information presented for earlier periods. The Company will adopt the provisions of SFAS No. 132 for the fiscal year beginning April 1, 1998. Management does not expect adoption of SFAS No. 132 will have a material effect on the Company's reported financial information.
                     In March 1998, the American  Institute of Certified  Public
                  Accountants ("AICPA") Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs, including certain payroll and payroll-related costs, be capitalized and amortized over the estimated useful life of the software. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998. The Company has not determined when it will adopt SOP 98-1. Management estimates that the adoption of SOP 98-1 will not have a material effect on the Company's financial condition, results of operations or liquidity.

                     In April 1998,  the AICPA  Accounting  Standards  Executive
                  Committee issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that costs of start-up activities, including organization costs, be expensed as incurred. The provisions of SOP 98-5 are effective for fiscal years beginning after December 15, 1998 and earlier application is encouraged. The Company has not determined when it will adopt SOP 98-5. Management does not expect adoption of SOP 98-5 will have a material effect on the Company's financial condition, results of operations or liquidity.

Liquidity and Capital Resources

                  Cyanotech's cash and investment securities decreased $5,332,000 to $1,397,000 during the fiscal year ended March 31, 1998. The decrease is primarily attributable to increased capital expenditures for equipment and leasehold improvements.
                     Cash flows provided by operating  activities  were $988,000 in 1998, down from $2,860,000 in 1997 because of the reduction in net income. The primary sources of 1998 cash flows from operating activities were a decrease in net accounts receivable, offset in large part by an increase in inventories and decreases in accounts payable and accrued expenses.
                     Cash flows used in investing  activities were $1,927,000 in
                  1998 compared to $10,962,000 in 1997. The primary uses of cash flows in investing activities during 1998 were for capital expenditures totaling $5,881,000, offset by proceeds from the sale and maturities of investment securities totaling $3,954,000.
                     Cash flows used in financing  activities  were  $439,000 in
                  1998 compared to cash flow provided by financing activities of $1,468,000 in 1997. The primary uses of cash flows in financing activities were for principal payments of $401,000 on long-term debt and $130,000 on capital lease obligations, offset somewhat by proceeds received from the exercise of common stock options and warrants.
                     As of March 31, 1998,  we had no  significant  construction commitments. However, we have agreed with a construction contractor to resume work on a culture pond expansion project by January 1, 1999 in a reasonable and customary manner in accordance with the terms of the contract and at a minimum billable rate of $150,000 per month. The remaining balance on the construction contract is approximately $1.9 million. If work does not resume by January 1, 1999, and continue as agreed because of the Company's inability to fund such construction, then the contract may be considered to have been terminated by Cyanotech. Assertion by the contractor of its termination rights could have a material adverse effect on the Company's financial condition, results of operations or liquidity. Total costs incurred as of March 31, 1998 with respect to this expansion project approximate $2,643,000. Management expects to resume work on the project on or before January 1, 1999.
                     We presently  estimate that our existing capital  resources and anticipated cash flows from future operations will be sufficient to fund current operations. However, we plan to spend, subject to available financing, approximately $11 million on capital expenditures during the next three fiscal years, primarily to continue the expansion of NatuRose production on the newly leased 93 acres. Existing capital resources and anticipated cash flows from future operations will not be sufficient to fund these capital expenditures. Our bank credit line of $1,000,000 expired on January 31, 1998 and was not renewed. Another $1,000,000 bank line expired on February 7, 1998 when the underlying certificate of deposit matured. As of March 31, 1998, the Company was actively pursuing additional credit facilities to meet any anticipated shortfall in cash flow, but there is no assurance that such facilities will be obtained at the amount required at a reasonable cost to the Company.


Year 2000 Compliance

                  The  Company  has  completed  a  comprehensive  review  of its computer  systems  to  identify  the  systems  that  could  be affected by the "Year 2000" issue and has developed an implementation plan, to be completed by the end of fiscal 1999, to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The costs of such modifications and conversions are not expected to be material. However, if such modifications and conversions are not completed in a timely manner, the Year 2000 problem may have a material impact on the operations of the Company.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                 At March 31,
            -------------------------------------------------------------------------------------------------
            (in thousands, except share data)                                                1998        1997
            =================================================================================================
            ASSETS

Current assets:
            Cash and cash equivalents                                                     $ 1,397    $  2,775
            Investment securities                                                              --       3,954
            Accounts receivable, net of allowance for doubtful
                receivables of $10 in 1998                                                  1,246       2,791
            Inventories                                                                     2,229       1,138
            Prepaid expenses                                                                   88         155
            Deferred tax assets                                                                --         373
            -------------------------------------------------------------------------------------------------
                    Total current assets                                                    4,960      11,186
            Equipment and leasehold improvements, net                                      20,544      14,666
            Other assets                                                                      163         163
            -------------------------------------------------------------------------------------------------
                    Total assets                                                          $25,667    $ 26,015
            =================================================================================================

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
            Current maturities of long-term debt                                          $    50    $    150
            Note payable                                                                      975          --
            Current maturities of capital lease obligations                                   129         130
            Accounts payable                                                                  938       1,508
            Accrued expenses and other                                                        272         333
            -------------------------------------------------------------------------------------------------
                    Total current liabilities                                               2,364       2,121
            Long-term debt, excluding current maturities                                       62         363
            Obligations under capital lease, excluding current maturities                      67         196
            -------------------------------------------------------------------------------------------------
                    Total liabilities                                                       2,493       2,680
            -------------------------------------------------------------------------------------------------

Stockholders' equity:
            Cumulative  preferred  stock,  Series  C, of $.001  par  value
               (aggregate  involuntary  liquidation $2,975 ($5 per share), plus unpaid  cumulative  dividends).  Authorized  5,000,000 shares; issued and outstanding 595,031 shares in 1998 and
               734,977 shares in 1997                                                          1           1
            Common stock of $.005 par value,  authorized  25,000,000  shares  at
               March 31, 1998 and 1997; issued and outstanding 13,599,572 shares
               at March 31, 1998 and 12,712,682 shares at March 31, 1997                      68          63
            Additional paid-in capital                                                    23,866      23,732
            Accumulated deficit                                                             (761)       (461)
            ------------------------------------------------------------------------------------------------
                    Total stockholders' equity                                            23,174      23,335
            Commitments and contingencies
            ------------------------------------------------------------------------------------------------
                    Total liabilities and stockholders' equity                          $ 25,667    $ 26,015
            ================================================================================================

            See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        Years ended March 31,
            -------------------------------------------------------------------------------------------------
            (in thousands, except per-share data)                                1998        1997        1996
            =================================================================================================

            Net sales                                                         $ 7,627     $11,399    $  8,081
            Cost of sales                                                       4,490       4,590       3,518
            -------------------------------------------------------------------------------------------------
                Gross profit                                                    3,137       6,809       4,563
            -------------------------------------------------------------------------------------------------

Operating expenses:
            Research and development                                              677         587         351
            General and administrative                                          1,318       1,437       1,196
            Sales and marketing                                                 1,442       1,034         445
            -------------------------------------------------------------------------------------------------
                Total operating expenses                                        3,437       3,058       1,992
            -------------------------------------------------------------------------------------------------
                Income (loss) from operations                                    (300)      3,751       2,571
            -------------------------------------------------------------------------------------------------

Other income (expense):
            Interest income                                                       202         443          32
            Interest expense, net of interest costs capitalized of $114 in 1998,
              $23 in 1997 and nil in 1996                                         (35)        (47)        (90)
            Other income (expense), net                                             8          12          (4)
            -------------------------------------------------------------------------------------------------
            Total other income (expense)                                          175         408         (62)
            -------------------------------------------------------------------------------------------------
                Income (loss) before income taxes                                (125)      4,159       2,509
                Income taxes                                                     (175)         --          --
            -------------------------------------------------------------------------------------------------
                Net income (loss)                                             $  (300)    $ 4,159    $  2,509
            =================================================================================================
            Net income (loss) per common share
                   Basic                                                      $ (0.05)    $  0.31    $   0.22
            =================================================================================================
                   Diluted                                                    $ (0.05)    $  0.25    $   0.17
            =================================================================================================
            Weighted average number of common shares outstanding
                   Basic                                                       12,909      12,583       9,583
            =================================================================================================
                   Diluted                                                     12,909      16,598      14,502
            =================================================================================================

                  See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           Years ended March 31, 1998, 1997 and 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                              Total
                                              Preferred stock         Common stock   Additional                              Stock-
                                                          Par                  Par      paid-in   Accumulated   Treasury   holders'
(in thousands, except share data)              Shares   value       Shares   value      capital       deficit      stock     equity
====================================================================================================================================
Balances at March 31, 1995                  1,997,477      $2     9,051,325    $  45   $  12,216    $  (7,129)    $  (30)   $ 5,104
Exercise of common stock warrants
  for cash                                         --      --       891,200        5         507           --         --        512
Exercise of stock options for cash                 --      --        82,625       --          76           --         --         76
Issuance of common stock to nonemployee
  directors for services                           --      --         8,000       --          40           --         --         40
Exchange of Series A preferred stock for
  common stock                             (1,250,000)     (1)      250,000        1          --           --         --         --
Exchange of Series B preferred stock for
  common stock                                (12,500)     --         2,500       --          --           --         --         --
Retirement of treasury stock                       --      --       (30,000)      --         (30)          --         30         --
Common stock issued for cash, net of
  costs of $556                                    --      --     1,500,000        8       9,067           --         --      9,075
Net income                                         --      --            --       --          --        2,509         --      2,509
-----------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1996                    734,977       1    11,755,650       59      21,876       (4,620)        --     17,316
Exercise of common stock warrants
  for cash                                         --      --       668,120        3         298           --         --        301
Exercise of stock options for cash                 --      --        57,912       --          49           --         --         49
Issuance of common stock options for
  other assets                                     --      --            --       --          80           --         --         80
Issuance of common stock to nonemployee
  directors for services                           --      --         6,000       --          37           --         --         37
Common stock issued for cash, net of
  costs of $51                                     --      --       225,000        1       1,392           --         --      1,393
Net income                                         --      --            --       --          --        4,159         --      4,159
-----------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1997                    734,977       1    12,712,682       63      23,732         (461)        --     23,335
Exercise of common stock warrants
  for cash                                         --      --       107,880        1          43           --         --         44
Exercise of stock options for cash                 --      --        84,750        1         102           --         --        103
Common stock purchased from
  employees and canceled                           --      --       (13,470)      --         (55)          --         --        (55)
Issuance of common stock to
  nonemployee directors for services               --      --         8,000       --          47           --         --         47
Exchange of Series C preferred stock for
  common stock                               (139,946)     --       699,730        3          (3)          --         --         --
Net loss                                           --      --            --       --          --         (300)        --       (300)
-----------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1998                    595,031      $1    13,599,572   $   68   $  23,866    $    (761)        --   $ 23,174
===================================================================================================================================

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                              Years ended March 31,
                  ------------------------------------------------------------------------------------------------------------------

                   (in thousands)                                                                      1998        1997        1996
                  ==================================================================================================================
Cash flows from operating activities:
                  Net income (loss)                                                                 $  (300)    $ 4,159    $  2,509
                  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
                      Deferred income taxes                                                             373        (373)         --
                      Depreciation and amortization                                                     978         691         499
                      Decrease (increase) in accounts receivable, net                                 1,545      (1,503)       (640)
                      Increase in inventories                                                        (1,091)       (644)       (119)
                      Decrease (increase) in prepaid expenses and other assets                           67         (62)       (118)
                      Increase (decrease) in accounts payable                                          (570)        656         223
                      Increase (decrease) in accrued expenses and other                                 (61)       (101)        204
                      Other                                                                              47          37          40
                  -----------------------------------------------------------------------------------------------------------------
                         Net cash provided by operating activities                                      988       2,860       2,598
                  -----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
                  Investment in equipment and leasehold improvements                                 (5,881)     (7,008)     (3,910)
                  Purchases of investment securities                                                     --     (10,827)         --
                  Proceeds from sales and maturities of investment securities                         3,954       6,873          --
                  -----------------------------------------------------------------------------------------------------------------
                         Net cash used in investing activities                                       (1,927)    (10,962)     (3,910)
                  -----------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
                  Proceeds from issuance of common stock and exercise of stock options
                    and warrants, net of issuance costs                                                  92       1,743       9,663
                  Proceeds from issuance of long-term debt                                               --          --         750
                  Principal payments on long-term debt                                                 (401)       (150)        (94)
                  Principal payments on capital lease obligations                                      (130)       (125)        (94)
                  -----------------------------------------------------------------------------------------------------------------
                         Net cash provided by (used in) financing activities                           (439)      1,468      10,225
                  -----------------------------------------------------------------------------------------------------------------
                  Net increase (decrease) in cash and cash equivalents                               (1,378)     (6,634)      8,913
                  Cash and cash equivalents at beginning of year                                      2,775       9,409         496
                  -----------------------------------------------------------------------------------------------------------------
                  Cash and cash equivalents at end of year                                          $ 1,397     $ 2,775    $  9,409
                  =================================================================================================================

Supplemental disclosure of cash flow information:
                  Cash paid during the year for interest, net of amounts capitalized                $    35     $    36    $     73
                  =================================================================================================================
                  Cash paid during the year for income taxes                                        $    56     $   355    $     --
                  =================================================================================================================
                  Non-cash investing and financing activities:
                      Issuance of note payable for construction in progress                         $   975     $    --    $     --
                      Equipment leased under capital lease obligations                                   --          --         303
                      Issuance of common stock and options for services and other assets                 47         117          40
                  =================================================================================================================

                  See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          (all amounts in thousands, except share data)

Note 1    Description of Business and Summary of Accounting Policies

                    a. Description of Business
          Cyanotech Corporation (Company) develops and commercializes natural products from microalgae.The Company is currently producing microalgae products for the nutritional supplement, aquaculture feed/pigments and immunological diagnostics markets and is also developing microalgae-based products for the biopesticide, chiral chemistry and food coloring markets.
               Substantially all of the Company's net sales have been attributable to its Spirulina Pacifica(TM) products. Sales of Spirulina Pacifica products accounted for approximately 95% of the Company's net sales for the year ended March 31, 1998 and 98% for the years ended March 31, 1997 and 1996.

                    b. Principles of Consolidation
          The Company consolidates enterprises in which it has a controlling financial interest. The accompanying consolidated financial statements include the accounts of Cyanotech Corporation, its wholly owned subsidiaries, Nutrex, Inc. and Cyanotech International FSC, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.
               Cyanotech International FSC, Inc., was formed on April 1, 1997 as a foreign sales corporation under the Internal Revenue Code.

                    c. Cash and Cash Equivalents
          For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents.

                    d. Investment Securities
          Investment securities at March 31, 1997 consisted of U.S.Treasury, mortgage-backed, and other interest bearing securities. The Company classifies its debt and equity securities in one of three categories; trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.
               Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effects, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of held-to-maturity and available-for-sale securities are determined on a specific identification basis.
               A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

                    e. Inventories
          Inventories  are stated at the lower of cost which approximates first-
          in, first-out)  or  market.   Market  is  determined by net realizable
          value.

                    f. Equipment and Leasehold Improvements
          Owned equipment and leasehold improvements are stated at cost. Equipment under capital lease is stated at the lower of the present value of minimum lease payments or fair value of the equipment at the inception of the lease. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment and furniture and fixtures and the shorter of the lease terms or estimated useful lives for leasehold improvements and equipment under capital lease as follows:

          Equipment                                                3 to 10 years
          Leasehold improvements           remaining lease term (10 to 28 years)
          Furniture and fixtures                                         7 years
          Equipment under capital lease                lease term (3 to 5 years)

          Amortization   of  equipment  under  capital  lease  is   included  in
          depreciation and amortization expense in the accompanying consolidated financial statements.

               g. Earnings Per Share
          In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share. SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 requires the presentation of "Basic" earnings per share, representing income available to common shareholders divided by the weighted average number of common shares outstanding for the period, and "Diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue Common Stock shares were exercised or converted into Common Stock shares or resulted in the issuance of Common Stock shares that then shared in the earnings of the Company. SFAS No. 128 requires restatement of all prior period earnings per share data presented. The Company adopted SFAS No. 128 for the quarter ended December 31, 1997 and has restated all prior period earnings per share data presented.
               For the year ended March 31, 1998, warrants and options to purchase Common Stock shares of the Company and convertible preferred stock were outstanding, but were not included in the 1998 computation of Diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share. As of March 31, 1998, warrants and options to aquire 431,725 shares of the Company's common stock and preferred stock convertible into 2,975,155 shares of the Company's common stock were outstanding.
               Following is a reconciliation of the numerators and denominators of the Basic and Diluted net income (loss) per Common Share computations for the periods presented (in thousands except share data):

          Years ended March 31,                                                   1998                   1997                  1996
          =========================================================================================================================

          Basic Earnings per share
          -------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                                                 $     (300)             $    4,159           $    2,509
          Less: Requirement for Preferred Stock dividends                         (289)                   (294)                (354)
          -------------------------------------------------------------------------------------------------------------------------
          Income (loss) available to Common stockholders                    $     (589)             $    3,865           $    2,155
          =========================================================================================================================
          Weighted average Common Shares outstanding                        12,909,000              12,583,000            9,583,000
          =========================================================================================================================
          Net income (loss) per Common Share                                $    (0.05)             $     0.31           $     0.22
          =========================================================================================================================
          Diluted Earnings Per Share
          Income (loss) avaliable to Common stockloders                     $     (589)             $    3,865           $    2,155
          Plus: Requirement for Preferred Stock dividends                           --                     294                  354
          -------------------------------------------------------------------------------------------------------------------------
          Net income (loss) available to Common stockholders as adjusted    $     (589)             $    4,159           $    2,509
          =========================================================================================================================
          Weighted average Common Shares outstanding                        12,909,000              12,583,000            9,583,000
          Effect of dilutive securities
               Stock options and warrants                                           --                 340,000              994,000
               Convertible perferred stock                                          --               3,675,000            3,925,000
          -------------------------------------------------------------------------------------------------------------------------
          Weighted average Common Shares outstanding as adjusted            12,909,000              16,598,000           14,502,000
          =========================================================================================================================
          Net income (loss) per common share                                $    (0.05)             $     0.25           $     0.17

                    h. Research and Development
          Research and development costs are expensed as incurred. Research and development costs amounted to $677, $587 and $351 in 1998, 1997 and 1996 respectively.

                    i. Income Taxes
          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                    j. Stock Option Plan
          Prior to April 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price for the underlying stock exceeded the exercise price. Effective April 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.
               Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma net income per common share disclosures for employee stock option grants made in fiscal year 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the measurement provisions of APB No. 25 and provide the pro forma disclosures required by SFAS No. 123.

                    k. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
          The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective April 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations or liquidity.

                    l. Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
          In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 generally is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Adoption of SFAS No. 125 did not have a material impact on the Company's financial position, results of operations or liquidity.

                    m. Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

                    n. New Accounting Pronouncements
          In February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structure, which lists required disclosures about capital structure that had been included in a number of previously existing statements and opinions. SFAS No. 129 is effective for periods ending after December 15, 1997. The Company adopted the provisions of SFAS No. 129 as of December 31, 1997. The adoption of SFAS No. 129 did not have a material effect on the Company's reported financial information.
               In   June  1997,   the   FASB  issued  SFAS  No.  130,  Reporting
          Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires reclassification of financial statements for earlier periods provided for comparative purposes. The Company will adopt the provisions of SFAS No. 130 for the fiscal year beginning April 1, 1998.
               In June 1997,  the  FASB also issued SFAS  No.  131,  Disclosures about Segments of an Enterprise and Related Information, which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires restatement of comparative information presented for earlier periods. The Company will adopt the provisions of SFAS No. 131 for the quarter beginning April 1, 1998. Management does not expect adoption of SFAS No. 131 will have a material effect on the Company's reported financial information.
               In February 1998,  the  FASB  issued   SFAS  No.  132, Employers'
          Disclosures about Pensions and Other Postretirement Benefits, which amends the disclosure requirements of SFAS No. 87, Employers' Accounting for Pensions, SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 132 addresses disclosure only and does not change any of the measurement or recognition provisions provided for in SFAS Nos. 87, 88 or 106. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997 and requires restatement of comparative information presented for earlier periods. The Company will adopt the provisions of SFAS No. 132 for the fiscal year beginning April 1, 1998. Management does not expect adoption of SFAS No. 132 will have a material effect on the Company's reported financial information.
               In  March  1998,  the  American  Institute  of  Certified  Public
          Accountants ("AICPA") Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires that certain costs, including certain payroll and payroll-related costs, be capitalized and amortized over the estimated useful life of the software. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998. The Company has not determined when it will adopt SOP 98-1. Management estimates that the adoption of SOP 98-1 will not have a material effect on the Company's financial condition, results of operations or liquidity.
               In April 1998, the AICPA Accounting Standards Executive Committee
          issued SOP 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires that costs of start-up activities, including organization costs, be expensed as incurred. The provisions of SOP 98-5 are effective for fiscal years beginning after December 15, 1998 and earlier application is encouraged. The Company has not determined when it will adopt SOP 98-5. Management does not expect adoption of SOP 98-5 will have a material effect on the Company's financial condition, results of operations or liquidity.


Note 2    Investment Securities

          Investment securities held as available-for-sale as of March 31, 1997 were as follows (fair value approximates amortized cost):

          U.S. Treasury securities                                      $  2,454
          Mortgage-backed securities                                         500
          Other interest bearing securities                                1,000
          ----------------------------------------------------------------------
                                                                        $  3,954
          ======================================================================

          Proceeds from the sales and maturities of investment securities classified as available for sale amounted to $3,954 in 1998 and $6,873 in 1997. Gross realized gains on the disposal of available-for-sale investment securities during 1998 and 1997 were nil and $25, respectively.


Note 3    Inventories

          Inventories consists of the following as of March 31, 1998 and 1997:

                                                               1998        1997
          =====================================================================

          Raw materials                                     $   103    $    166
          Work in process                                       362         362
          Finished goods                                      1,524         346
          Supplies                                              240         264
          ---------------------------------------------------------------------
                                                            $ 2,229    $  1,138
          =====================================================================

Note 4    Equipment and Leasehold Improvements, Net

          Equipment and leasehold improvements consists of the following as of March 31, 1998 and 1997:

                                                                                           1998        1997
          ==================================================================================================

          Equipment                                                                     $ 7,791    $  5,715
          Leasehold improvements                                                         13,285      10,935
          Furniture and fixtures                                                             94          67
          Equipment under capital lease                                                     569         602
          --------------------------------------------------------------------------------------------------
                                                                                         21,739      17,319
          Less accumulated depreciation and amortization                                 (4,707)     (3,729)
          Construction in-progress                                                        3,512       1,076
          -------------------------------------------------------------------------------------------------
               Equipment and leasehold improvements, net                                $20,544    $ 14,666
          =================================================================================================

Note 5    Long-Term Debt and Note Payable

               Long term debt
          Long-term debt consists of the following as of March 31, 1998 and 1997:

                                                                                                                   1998        1997
          =========================================================================================================================

          Notes payable at the London Interbank Offered Rate (LIBOR) plus 2%, adjusted quarterly;
             principal payments of $12.5 and $37.5 in 1998 and 1997, respectively, due quarterly,
             plus interest                                                                                    $   112     $    513
          Less current maturities of long-term debt                                                               (50)        (150)
          ------------------------------------------------------------------------------------------------------------------------
             Long-term debt, excluding current maturities                                                     $    62     $    363
          ========================================================================================================================

          On April 1, 1995, the Company executed a $250 note, payable in principal installments of $12.5 each quarter through April 1, 2000, plus interest, with principal and interest payments satisfied by delivering to the lender an equivalent market value amount of salable product or cash (at the lender's option). The note payable bears interest at LIBOR plus 2%, adjusted quarterly, and is secured by certain production equipment. For the quarter ended March 31, 1998, interest on this note was calculated at 7.97%.
               On July 11, 1995, the Company executed a $500 note, payable in principal installments of $25 each quarter through July 1, 2000, plus interest, with principal and interest payments satisfied by delivering to the lender an equivalent market value amount of salable product or cash (at the lender's option). The note payable bore interest at LIBOR plus 2%, adjusted quarterly, and was secured by certain leasehold improvements. This note was satisfied, in its entirety, in 1998.

                    Note payable
          In March 1998, the Company reached an agreement with its general contractor to convert certain trade accounts payable to a note payable. Under the terms of the agreement, $975 of trade accounts payable to the contractor for work completed on an expansion project was converted to a note payable due December 31, 1998. Terms of the note call for a principal and interest payment of $150 on April 1, 1998, monthly principal and interest payments of $100 beginning June 1, 1998, and the balance due on December 31, 1998. The note payable bears interest at prime plus 2%, beginning January 1, 1998, and is secured by all of the assets of the Company. As of March 31, 1998, the interest rate was calculated at 10.5%.


Note 6    Leases
          The Company leases certain equipment and a portable building under capital leases expiring between 1999 and 2000, and leases facilities, equipment and land under operating leases expiring between 1999 and 2025. The Company has agreed in principle to the lease of additional land under an operating lease expiring in 2027. At March 31, 1998, the net book value of equipment under the capital leases amounted to $399.

               Future minimum lease payments under non-cancelable operating leases, including the effect of the aforementioned land lease expiring in 2027, and the present value of future minimum capital lease payments as of March 31, 1998 are as follows:

          Year ending March 31:                                                      Capital leases        Operating leases
          =================================================================================================================

          1999                                                                              $   142                $    338
          2000                                                                                   68                     335
          2001                                                                                   --                     335
          2002                                                                                   --                     335
          2003                                                                                   --                     335
          Thereafter, through 2027                                                               --                   6,379
          -----------------------------------------------------------------------------------------------------------------
               Total minimum lease payments                                                     210                $  8,057
                                                                                                                   ========
          Less amount representing interest (at rates ranging from 7% to 9%)                    (14)
          -----------------------------------------------------------------------------------------
               Present value of net minimum capital lease payments                              196

          Less current maturities of capital lease obligations                                  129
          -----------------------------------------------------------------------------------------
               Obligations under capital lease, excluding current maturities                $    67
          =========================================================================================

          Total rent expense under operating leases amounted to $211, $138, and $89 for the years ended March 31, 1998, 1997, and 1996, respectively.
               The land leases provide for contingent rentals in excess of minimum rental commitments based on a percentage of the Company's sales. Contingent rentals for the years ended March 31, 1998, 1997 and 1996 were not significant.


Note 7    Series C Preferred Stock
          Series C preferred stock is convertible into common stock at the rate of one share of preferred stock for five shares of common stock through February 23, 2000, after which date the conversion feature is no longer applicable. Series C preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and has a preference in liquidation over all other series of preferred stock of $5 per share plus any accumulated but unpaid dividends. Holders of Series C preferred stock are entitled to 8% cumulative annual dividends at the rate of $.40 per share; cumulative dividends in arrears as of March 31, 1998 amount to $2,061 ($3.463 per share). Upon conversion of Series C preferred stock, cumulative dividends in arrears on converted shares are no longer payable. The amount of cumulative dividends foregone due to conversion during the year ended March 31, 1998 was $457 (nil in 1997 and 1996). The consent of Series C preferred stockholders is required to modify their present rights or sell all or substantially all of the Company's assets.


Note 8    Stock Options and Warrants

               Stock options
          At   the   Company's   annual   meeting   held   on   August  9, 1995,
          the stockholders of the Company approved the Company's 1995 Stock Option Plan (the "1995 Plan"), reserving a total of 400,000 shares of common stock for issuance under the Plan. At the Company's annual meeting held on September 17, 1997, the stockholders approved an amendment to the 1995 Plan which increased the number of shares reserved for issuance under the Plan from 400,000 to 800,000. The 1995 Plan provides for the issuance of both incentive and non-qualified stock options. Options are to be granted at or above the fair market value of the Company's common stock at the date of grant and generally become exercisable over a five-year period.
               The  Company also has a  Non-employee  Director Stock Option  and
          Stock Grant Plan, which was approved by stockholders in 1994 (the "1994 Plan"). Under the 1994 Plan, and upon election to the Board of Directors, non-employee directors are granted a ten-year option to purchase 3,000 shares of the Company's common stock at its fair market value on the date of grant. In addition, on the date of each Annual Meeting of Stockholders in each year that the 1994 Plan is in effect, each non-employee director continuing in office will be automatically granted, without payment, 2,000 shares of common stock that is non-transferable for six months following the date of grant. Grants of 8,000, 6,000 and 8,000 shares of common stock were made under the 1994 Plan in September 1997 and 1996 and August 1995, respectively. Expense recognized as a result of these stock grants amounted to $47, $37 and $40 for the years ended March 31, 1998, 1997 and 1996, respectively.

               In 1985, the Company adopted an Incentive Stock Option Plan (qualified stock option plan) and authorized 200,000 shares of common stock to be set aside for grants to officers and key employees of the Company. In 1993, the stockholders approved an amendment to the Incentive Stock Option Plan which increased the number of shares reserved for issuance under this plan from 200,000 to 400,000. Options were granted with exercise prices not lower than the fair market value of the Company's common stock at the date of grant. Options generally became exercisable in four equal annual installments, commencing one year from the date of grant and expire, if not exercised, five years from the date of grant, unless stipulated otherwise by the Compensation and Stock Option Committee of the Board of Directors. The Incentive Stock Option Plan terminated on March 18, 1995. Options granted prior to the plan termination date are not affected.
               At March 31, 1998, there were 466,500 additional shares available for grant under the 1995 Plan and 63,000 additional shares available under the 1994 Plan. The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $6.31, $6.02 and $3.90, respectively, on the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions:
          1998 - expected dividend yield of 0%, risk-free interest rate of 6.6%, expected volatility of 99%, and an expected life of 4.5 years; 1997 expected dividend yield of 0%, risk-free interest rate of 6.6%, expected volatility of 130%, and an expected life of 4.1 years; 1996 - expected dividend yield of 0%, risk-free interest rate of 6.2%, expected volatility of 110%, and an expected life of 4.3 years.
               The Company applies APB Opinion No. 25 in accounting for employee stock-based compensation and, accordingly, no compensation cost has been recognized for its employee stock options in the accompanying financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its employee stock options under SFAS No. 123, the Company's net income (loss) and net income (loss) per common share would have been as reflected in the pro forma amounts below:

                                                                               1998         1997        1996
          ==================================================================================================

          Net income (loss)                     As reported                 $  (300)     $ 4,159    $  2,509
                                                Pro forma                   $  (752)     $ 3,738    $  2,408
          Net income (loss) per common share    As reported       Basic     $ (0.05)     $  0.31    $   0.22
                                                                  Diluted   $ (0.05)     $  0.25    $   0.17
                                                Pro forma         Basic     $ (0.08)     $  0.27    $   0.21
                                                                  Diluted   $ (0.08)     $  0.23    $   0.17

          Pro forma net income (loss) and net income (loss) per common share information reflect only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) and net income (loss) per common share amounts presented above because compensation cost is reflected over the options' vesting period of 5 years, and compensation cost for options granted prior to April 1, 1995 is not considered.
               Stock option activity during the periods indicated is as follows:

                                                                                                          Weighted-
                                                                                    Number of               average
                                                                                       shares        exercise price
          =========================================================================================================
          Balance at March 31, 1995                                                   408,700            $     1.23
             Granted                                                                  101,000                  5.13
             Exercised                                                                (82,625)                  .92
             Forfeited                                                                 (7,375)                 1.03
          ---------------------------------------------------------------------------------------------------------

          Balance at March 31, 1996                                                   419,700                  2.24
             Granted                                                                  166,000                  7.30
             Exercised                                                                (57,912)                  .85
             Forfeited                                                               (107,400)                 1.31
          ---------------------------------------------------------------------------------------------------------

          Balance at March 31, 1997                                                   420,388                  4.42
             Granted                                                                  125,000                  6.31
             Exercised                                                                (84,750)                 1.21
             Forfeited                                                                (53,913)                 5.87
          ---------------------------------------------------------------------------------------------------------

          Balance at March 31, 1998                                                   406,725           $      5.48
          =========================================================================================================

          The  following   table  summarizes  information  about  stock  options
          outstanding at March 31, 1998:

                                          Options Outstanding                              Options Exercisable
          -------------------------------------------------------------------------------------------------------------------------
              Range of     Number outstanding    Weighted-avg. remaining      Weighted-avg.    Number exercisable     Weighted-avg.
          exercise prices          at 3/31/98           contractual life     exercise price            at 3/31/98    exercise price
          =========================================================================================================================
            $.94 to $1.38              71,425                  1.5 years            $  0.95                54,319         $    0.96
           $5.13 to $7.63             335,300                  3.2 years            $  6.44                98,975         $    6.17
          -------------------------------------------------------------------------------------------------------------------------
            $.94 to $7.63             406,725                  2.9 years            $  5.48               153,294         $    4.32
          =========================================================================================================================

                    Warrants
          At March 31, 1998, the Company has warrants outstanding to acquire 25,000 shares of the Company's common stock. The warrants were issued in consideration for loans to the Company, in consideration for and in recognition of services performed and to certain individuals who guaranteed notes payable by the Company. Warrants granted for loans, services and guarantees were granted with exercise prices not lower than the fair market value of the Company's common stock on the date of grant. The warrants are exercisable at a price of $1.00 per share and expire in September, 1999. Warrants to acquire 107,880, 668,120 and 891,200 shares of common stock were exercised at average prices of $.41, $.45 and $.57 in 1998, 1997 and 1996, respectively.


Note 10   Major Customers and Export Sales

          Sales to major customers for the years ended March 31, 1998, 1997 and 1996 are summarized as follows (percent of product sales):

                                                                                       1998        1997        1996
          =========================================================================================================

          Customer A                                                                      *%         34%         29%
          Customer B                                                                      *%          *%         11%
          ---------------------------------------------------------------------------------------------------------
                                                                                          *%         34%         40%
          =========================================================================================================

          *Less than 10% of product sales.

          Net product sales by geographic area for the years ended March 31, 1998, 1997 and 1996 are summarized as follows:

                                                          1998                     1997                 1996
          =====================================================================================================
          United States                            $ 4,297     56%          $  4,303    38%      $ 3,614     45%
          Canada/South America                         404      5%               851     8%          896     11%
          Europe                                     1,284     17%             1,292    11%          747      9%
          China                                        358      5%             3,905    34%        2,375     29%
          Asia/Pacific, excluding China              1,284     17%             1,048     9%          449      6%
          -----------------------------------------------------------------------------------------------------
                                                   $ 7,627    100%          $ 11,399   100%      $ 8,081    100%
          =====================================================================================================

          All foreign product sales transactions are consummated in U.S. dollars

Note 11   Income Taxes

          The components of income taxes are as follows for the years ended March 31, 1998 and 1997:

                                                                                           1998        1997
          =================================================================================================

          Current
             Federal                                                                    $   (13)   $    138
             State                                                                         (185)        235
          -------------------------------------------------------------------------------------------------
                                                                                           (198)        373
          -------------------------------------------------------------------------------------------------
          Deferred
             Federal                                                                        314        (352)
             State                                                                           59         (21)
          -------------------------------------------------------------------------------------------------
                                                                                            373        (373)
          -------------------------------------------------------------------------------------------------
                                                                                        $   175    $     --
          =================================================================================================

          The provision for income taxes for the years ended March 31, 1997 and 1996 was nil due to the utilization of net operating loss carryforwards.
               A reconciliation of the amount of income taxes computed at the federal statutory rate of 34% to the amount reflected in the Company's consolidated statements of operations for the years ended March 31, 1998, 1997 and 1996 are as follows:

                                                                               1998        1997        1996
          =================================================================================================
          Amount at the federal statutory income tax rate                   $   (43)    $ 1,414      $  853
          State income taxes, net of federal income tax effect                  (83)        141          --
          Benefit of operating loss carryforwards                                --      (1,328)       (853)
          Change in the beginning-of-the-year balance of the
               valuation allowance for deferred tax assets                      270        (213)         --
          Other                                                                  31         (14)         --
          -------------------------------------------------------------------------------------------------
                                                                            $   175     $    --      $   --
          =================================================================================================

          The significant components of deferred income tax expense (benefit) for the years ended March 31, 1998 and 1997 are as follows:

                                                                                                                 1998        1997
          =======================================================================================================================

          Deferred tax expense (benefit), exclusive of the change in beginnning-of-the-year valuation
             allowance balance                                                                                $   103    $   (160)
          Increase (decrease) in beginning-of-the-year balance of the valuation allowance for
             deferred tax assets                                                                                  270        (213)
          -----------------------------------------------------------------------------------------------------------------------
                                                                                                              $   373    $   (373)
          =======================================================================================================================

          The tax effects of temporary differences related to various assets, liabilities and carryforwards that give rise to deferred tax assets and deferred tax liabilities as of March 31, 1998 and 1997 are as follows:

                                                                                                              1998        1997
          ====================================================================================================================
          Deferred tax assets:
          Net operating loss carryforwards                                                                 $   441    $     99
          Tax credit carryforwards                                                                             255         301
          Other                                                                                                156         145
          --------------------------------------------------------------------------------------------------------------------
              Gross deferred tax assets                                                                        852         545
          Less valuation allowance                                                                            (404)       (134)
          --------------------------------------------------------------------------------------------------------------------
              Net deferred tax assets                                                                          448         411
          Deferred tax liability -- equipment and leasehold improvements, principally due to differences
             in depreciation and amortization                                                                 (448)        (38)
          --------------------------------------------------------------------------------------------------------------------
              Net deferred tax asset                                                                       $    --    $    373
          ====================================================================================================================

          The valuation allowance for deferred tax assets as of April 1, 1997, 1996 and 1995 was $134, $1,675 and $2,751, respectively. The valuation allowance increased by $270 during the year ended March 31, 1998 and decreased by $1,541 and $1,076 during the years ended March 31, 1997 and 1996, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
               Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 1998. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
               At March 31, 1998, the Company has tax net operating tax loss carryforwards available to offset future federal and state taxable income and tax credit carryforwards available to offset future federal income taxes as follows:

                                                                                                        Research and
                                                                Net operating         Investment     experimentation
          Expires March 31,                                            losses        tax credits         tax credits
          ==========================================================================================================
          1999                                                     $       --         $       --         $         3
          2000                                                             --                 --                  14
          2001                                                             --                 14                  15
          2002                                                             --                 --                  22
          2003                                                             --                 --                  15
          2004                                                             --                 --                  52
          2005                                                             --                 --                   5
          2006                                                            400                 --                  --
          2011                                                             --                 --                  23
          2012                                                             44                 --                   9
          2013                                                            854                 --                  --
          ----------------------------------------------------------------------------------------------------------
                                                                   $    1,298         $       14         $       158
          ==========================================================================================================

          In addition, at March 31, 1998, the Company has alternative minimum tax credit carryforwards of approximately $83 which are available to reduce future federal regular income taxes over an indefinite period.
               Investment tax credits will be recorded as a reduction of the provision for federal income taxes in the year realized.

Note 12   Fair Value of Financial Instruments

          SFAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.
               The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of March 31, 1998 and 1997:

                    Cash and Cash Equivalents
          The carrying amounts approximate fair value because of the short-term nature of these instruments.

                    Investment Securities
          The fair value of investment securities is based on quoted market prices at the reporting date. The carrying value of investment securities approximates fair value.

                    Note Payable
          The carrying value of the note payable approximates fair value as the interest rate of the note approximates the rate currently offered to the Company for similar debt instruments of a comparable maturity.

                    Long-Term Debt
          The carrying amounts approximate fair value because the instruments reprice at market rates on a quarterly basis.


Note 13   Profit Sharing Plan

          The Company sponsors a 401(k) profit sharing plan for all associates not covered under a separate management incentive plan. Under the 401(k) profit sharing plan, 5% of pre-tax profits are allocated based on gross wages to non-management associates on a quarterly basis. Fifty percent of each associate's profit sharing bonus is distributed in cash on an after-tax basis, with the remainder deposited in each associate's 401(k) account on a pre-tax basis with a six year vesting schedule, based on years of service with the Company. All associates may make voluntary pre-tax contributions to their 401(k) accounts. Compensation expense relative to this plan amounted to nil, $219 and $132 for the years ended March 31, 1998, 1997 and 1996, respectively.


Note 14   Commitments and Contingencies

          As of March 31, 1998, the Company has agreed with a construction contractor to resume work on an expansion project on or before January 1, 1999 in a reasonable and customary manner in accordance with the terms of the contract and at a minimum billable rate of $150 per month. The remaining balance on the construction contract is approximately $1.9 million. If work does not resume on or before January 1, 1999, the contract will be considered to have been terminated by Cyanotech and each party will retain all rights with respect to the termination of the contract. Assertion by the contractor of its termination rights could have a material adverse effect on the Company's financial condition, results of operations or liquidity. Total costs incurred as of March 31, 1998 with respect to this expansion project approximate $2,643. Management expects to resume work on the project on or before January 1, 1999.
               The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors Cyanotech Corporation:

          We have audited the accompanying consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998 in conformity with generally accepted accounting principles.


                                                       KPMG Peat Marwick LLP


          Honolulu, Hawaii
          April 27, 1998


                       SELECTED QUARTERLY FINANCIAL DATA

                                                           First         Second          Third         Fourth         Total
          ($ in thousands, except share data)            Quarter        Quarter        Quarter        Quarter          Year
          =================================================================================================================
          1998
          Net sales                                    $   1,774      $   2,053      $   1,564      $   2,236      $  7,627
          Gross profit                                       872            885            542            838         3,137
          Net income (loss)                                  125            (54)          (286)           (85)         (300)
          Net income (loss) per common share
              Basic                                         0.00          (0.01)         (0.03)         (0.01)        (0.05)
              Diluted                                       0.00          (0.01)         (0.03)         (0.01)        (0.05)

          1997
          Net sales                                    $   2,455      $   2,812      $   2,782      $   3,350      $ 11,399
          Gross profit                                     1,470          1,740          1,731          1,868         6,809
          Net income                                         845          1,104            956          1,254         4,159
          Net income per common share
               Basic                                        0.06           0.08           0.07           0.09          0.31
               Diluted                                      0.05           0.07           0.06           0.08          0.25

OFFICERS

Gerald R. Cysewski, Ph.D
President, Chief Executive Officer
and Chairman of the Board

Glenn D. Jensen
Vice President - Operations

Kelly J. Moorhead
Vice President -
Sales and Marketing
President, Nutrex, Inc.

Ronald P. Scott
Executive Vice President -
Finance & Administration
Treasurer and Secretary


BOARD OF DIRECTORS

Julian C. Baker 2
Gerald R. Cysewski, Ph.D
Eva R. Reichl 1,2
Ronald P. Scott
John T. Ushijima  1,2
Paul C. Yuen, Ph.D 1

1 Member of the Audit Committee
2 Member of the Compensation and
  Stock Option Committee

CORPORATE INFORMATION

Corporate Headquarters
Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy.
Suite 102
Keahole Point
Kailua-Kona, HI 96740
Tel (808) 326-1353
Fax (808) 329-3597

Wholly-Owned Subsidiaries
Nutrex, Inc.
Cyanoech International FSC, Inc.

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
Shareholder Relations
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645

Independent Accountants
KPMG Peat Marwick LLP
Honolulu, HI 96812-4150

Legal Counsel
Goodsill Anderson Quinn & Stifel
Honolulu, HI 96801-3196

Form 10-K
A copy of Cyanotech's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:
     Secretary, Cyanotech Corporation
     73-4460 Queen Kaahumanu Hwy.
     Suite 102
     Kailua-Kona, HI 96740

Notice of Annual Meeting
The 1998 annual meeting of stockholders will be held on Thursday, September 17, 1998, at 7:00 p.m. at
Ala Moana Hotel
410 Atkinson Dr.,
Honolulu, Hawaii 96814

Additional Information:
As a service to our stockholders and prospective investors, copies of Cyanotech news releases and financial statements issued in the last 12 months are available 24 hours a day, seven days a week on the Internet's World Wide Web at http:// www.cyanotech.com

Market for Common Equity and Related
Stockholder Matters
Cyanotech's Common Stock is traded on the Nasdaq National Market under the symbol "CYAN." The following table sets forth the high and low selling prices as reported by the Nasdaq Stock Market for the periods indicated.

Three Months Ended        High      Low
=======================================

1998
June 30, 1997           $ 7.13   $ 4.75
September 30, 1997      $ 6.38   $ 4.25
December 31, 1997       $ 5.75   $ 2.44
March 31, 1998          $ 4.06   $ 2.50

1997
June 30, 1996           $ 9.88   $ 6.25
September 30, 1996      $ 8.88   $ 5.31
December 31, 1996       $ 7.38   $ 5.88
March 31, 1997          $ 8.13   $ 2.50

Cyanotech has never declared of paid cash dividends on its Common Stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on Series C Preferred Stock or Common Stock in the foreseeable future.
   The approximate number of record holders of outstanding Common Stock as of June 17, 1998 was 1,393.

Forward-Looking Information
Certain statements herein set forth management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. Actual results may differ materially due to a variety of factors including reduced product demand, price competition, government action, and weather conditions. Additional information on factors that may affect the Company and cause actual results to differ from current expectations can be found in Cyanotech's filings with the SEC.

--------------------------------------------
CYANOTECH CORPORATION

Hawaii Ocean and Science Technology Park
73-4460 Queen Kaahumanu Highway
Suite 102
Kailua-Kona, Hawaii 96740