Form 10-K, Exhibit 13
period 1999-03-31
CYANOTECH CORP
filed 1999-07-14
CIK 768408

Cyanotech Corporation
                               1999 Annual Report

                            Selected Financial Data
                                                                                                               Years ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data                              1999             1998            1997           1996          1995
====================================================================================================================================

RESULTS OF OPERATIONS
Net sales                                                     $  6,738         $  7,627         $11,399        $ 8,081        $4,150
Gross profit                                                       973            3,137           6,809          4,563         1,875
Income (loss) from operations                                   (2,642)            (300)          3,751          2,571           718
Net income (loss)                                               (2,557)            (300)          4,159          2,509           769
Net income (loss) per common share
         Basic                                                $  (0.21)        $  (0.05)        $  0.31        $  0.22        $ 0.05
         Diluted                                              $  (0.21)        $  (0.05)        $  0.25        $  0.17        $ 0.05
Average shares outstanding
         Basic                                                  13,602           12,909          12,583          9,583         8,895
         Diluted                                                13,602           12,909          16,598         14,502         8,895

SELECTED BALANCE SHEET DATA
Cash and investment securities                                $    323         $  1,397         $ 6,729        $ 9,409        $  496
Total assets                                                    23,621           25,667          26,015         19,716         6,212
Long-term debt and
         capital lease obligations,
         excluding current maturities                               13              129             559            838
                                                                                                                                 184
Stockholders' equity                                          $ 20,707         $ 23,174         $23,335        $17,316        $5,104

                                   CYANOTECH

Cyanotech Corporation produces high-value natural products from microalgae. Products include NatuRose(TM) natural astaxanthin used in the worldwide aqua-culture and animal feed industry, which Cyanotech has agreed to manufacture and market in a joint venture with Norsk Hydro ASA (www.hydro.com). Other products are Spirulina Pacifica(TM), a nutrient-rich dietary supplement, phycobiliproteins, which are fluorescent pigments used in the immunological diagnostics market, and to be launched in fiscal 2000, natural astaxanthin for use as a human nutritional supplement. Under development are microalgae-based products for the biopesticide markets; and a patented aldolase catalytic antibody under license from The Scripps Research Institute. Cyanotech is the only microalgae company in the world to have an ISO 9002 Registered Quality System. Additional information is available at www.cyanotech.com.
                                               -----------------

                                                Cyanotech is the world leader in
                                              the production of natural products
                                                 from microalgae. Our leadership
                                             position has been strengthened as a
                                                 result of the agreement reached
                                                  with Norsk Hydro ASA, a multi-
                                              billion dollar enterprise based in
                                                    Oslo, Norway, to produce and
                                                      market NatuRose(R) natural
                                                       astaxanthin worldwide for
                                                            animal pigmentation.
                                                  We produce the world's highest
                                                  quality Spirulina products and
                                               are preparing to launch a natural
                                                astaxanthin product for use as a
                                                     powerful human antioxidant.
                                                        Cyanotech is focusing on
                                                enhancing quality and production
                                                efficiency and forming strategic
                                            relationships that enhance our sales
                                                  and distribution capabilities.

CHARTS

CYANOTECH PRODUCT PIPELINE
ENTERING THE YEAR 2000

Spirulina Pacifica(TM)
        1985
Health & Natural Foods


Phycobiliproteins
       1988
Immunological Diagnostics


Naturose(R)
Natural Astaxanthin
     1997/1999e
Aquaculture/human-nutrition


Aldolase Catalytic Antibody
        2000e
Industrial Enzymes


Mosquitocide
   2000e
Biopesticides


    PRODUCT
year introduced
    MARKETS



TO OUR STOCKHOLDERS

Our agreement with Norsk Hydro ASA in June 1999 to jointly produce and market NatuRose(R) natural astaxanthin overshadows the unsatisfactory results of the Company for fiscal 1999 and portends a brighter future for Cyanotech. We have worked steadily for two years to bring NatuRose to the market potential we believe, and tests show, that it deserves. These same two years were also deeply disappointing for Cyanotech after several years of profitable growth. Most of the problems resulted from reduced sales of Spirulina Pacifica(TM), while the solution - hearty sales of the far more promising NatuRose - did not materialize even though more than three dozen trials around the world showed the product to be effective. We are now focusing on what we do best as a Company -- develop, commercialize and produce unique, high-value products from microalgae - and enlist the support of others through corporate partnering alliances to drive marketing and sales for key products.

NATUROSE  AGREEMENT
     We reached an agreement to produce and market NatuRose for animal pigmentation with Norsk Hydro ASA (NYSE: NHY), a multi-billion dollar enterprise based in Oslo, Norway. NatuRose natural astaxanthin is a red pigment used in the aquaculture industry to impart color to the flesh of pen-raised fish and shrimp, and for pigmentation in other animals, such as poultry. Worldwide annual sales of astaxanthin are estimated at more than $150 million. Norsk Hydro will fund the optimization of Cyanotech's production technology for astaxanthin. Upon successful completion of the optimization program, the two companies intend to enter into a joint venture to be owned 51% by Norsk Hydro and 49% by Cyanotech to build and operate a NatuRose production facility in Kailua-Kona, Hawaii.

NORSK HYDRO
     Norsk Hydro (www.hydro.com) is an excellent partner and should help us achieve the significant worldwide potential of NatuRose for aquaculture and animal feed. An industrial enterprise based on the use of natural resources, Norsk Hydro is a Fortune 500 company, with 1998 revenue of 97.5 billion Norwegian Krone (approximately US$12.7 billion).

HUMAN  ASTAXANTHIN
     The Norsk Hydro agreement does not affect Cyanotech's position with regard to the human astaxanthin product we announced in fiscal 1999, and for which we retain full product and marketing rights worldwide.

     During the fourth quarter of fiscal 1999, we announced this new natural astaxanthin product, a powerful antioxidant, for use as a human dietary supplement. A growing body of scientific literature indicates that astaxanthin in capsule form surpasses many of the antioxidant benefits of vitamin C, vitamin E, beta-carotene and other carotenoids with up to 550 times the antioxidant activity of vitamin E and 10 times the antioxidant activity of beta-carotene. We expect to receive Food and Drug Administration (FDA) approval to sell the product as a human dietary supplement by late summer. In anticipation of FDA approval, we are negotiating with several domestic and foreign companies for its sale and distribution.

NEW PRODUCT  DEVELOPMENT
     In the research and development area, we continue to develop our unique, bio-engineered mosquitocide product and the aldolase catalytic antibody. Transformation of the microalgae, Synechococcus, to express the Bti mosquitocide toxin has proven more difficult than originally anticipated and we now expect preliminary data on toxin expression levels later this year. On the aldolase catalytic antibody project, the Company continues to work with researchers from The Scripps Research Institute on expression of the catalytic antibody gene.

GOING FORWARD
     With NatuRose finally moving ahead in a joint venture with what appears to be significant potential, we are shifting our focus to the promising new products now under development and others under consideration. As a result of the Company's reduced performance for the fourth quarter and fiscal year, we downsized Cyanotech's operations to keep them in line with current revenue levels, reducing annual production and operating expenses by approximately $1.0 million. We did not reduce our production capabilities nor disrupt corporate development plans. We also implemented an asset management program with an aggressive inventory reduction plan, scaling back Spirulina production to bring inventory in line with current sales volume. Our continuing challenge is to maintain our focus on those products with the best potential of success for the benefit of our stockholders. We commend the fine work of our associates and thank our Board of Directors and stockholders for their support during this challenging period.

Gerald R. Cysewski, Ph.D.
Chairman, President and Chief Executive Officer
June 30, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. During the years ended March 31, 1999 and 1998, the Company incurred losses of $2,557,000 and $300,000, respectively. During these two fiscal years, the Company has experienced declining sales which can be attributed to increased competition for sales of Spirulina products in all of its major markets. The most significant decline in sales revenue resulted from the loss of our largest customer, a Hong Kong-based network marketing company, in fiscal 1998. The major effect of the decrease in sales has been a significant decrease in liquidity. Due to the significant decrease in sales and the decline in working capital the Company has taken action to reduce expenditures and obtain additional sources of external financing while concurrently continuing to diversify its product offerings and explore opportunities for expanding the markets for its products. Management believes that this plan may increase revenues and return the Company to profitability. Furthermore, as described in detail in Liquidity and Capital Resources, the Company is in technical default on certain debt. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreement, to obtain additional financing or refinancing as may be required, to attain profitability, or a combination thereof. There can be no assurance that these efforts will be successful or that the Company will return to generating profit on either a quarterly or annual basis.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated.

     Years Ended March 31,                                                            1999                1998                1997
     ===============================================================================================================================
     Net sales                                                                       100.0 %             100.0 %             100.0 %
     Cost of sales                                                                    85.6                58.9                40.3
     -------------------------------------------------------------------------------------------------------------------------------
     Gross Profit                                                                     14.4                41.1                59.7
     -------------------------------------------------------------------------------------------------------------------------------
     OPERATING EXPENSES:
          Research and development                                                    13.3                 8.8                 5.1
          General and administrative                                                  26.5                17.3                12.6
          Sales and marketing                                                         13.8                18.9                 9.1
     -------------------------------------------------------------------------------------------------------------------------------
                    Total operating expenses                                          53.6                45.0                26.8
     -------------------------------------------------------------------------------------------------------------------------------
                    Income (loss) from operations                                    (39.2)               (3.9)               32.9
     -------------------------------------------------------------------------------------------------------------------------------
     OTHER INCOME (EXPENSE):
          Interest income                                                              0.2                 2.6                 3.9
          Interest expense                                                            (2.6)               (0.4)               (0.4)
          Other income (expense), net                                                 (0.6)                0.1                 0.1
     -------------------------------------------------------------------------------------------------------------------------------
                    Total other income (expense)                                      (3.0)                2.3                 3.6
     -------------------------------------------------------------------------------------------------------------------------------
     Income (loss) before income taxes                                               (42.2)               (1.6)               36.5
     Income taxes                                                                      4.3                (2.3)                 --
     -------------------------------------------------------------------------------------------------------------------------------
                    Net income (loss)                                                (37.9)%              (3.9)%              36.5%
     ===============================================================================================================================

FISCAL 1999 COMPARED TO FISCAL 1998

               Net Sales
     Net sales for the year ended March 31, 1999 were $6,738,000, a decrease of 11.7% from net sales of $7,627,000 for the year ended March 31, 1998. The decrease in net sales during the year ended March 31, 1999 is primarily due to reduced shipment volume of bulk Spirulina products (2% less), lower average selling prices (11% lower) for bulk Spirulina products, and decreased sales of packaged consumer products.

               Gross Profit
     Gross profit represents net sales less the cost of goods sold, which includes the cost of materials, manufacturing overhead costs, direct labor expenses and depreciation and amortization. Gross profit decreased to 14.4% of net sales for the year ended March 31, 1999, from 41.1% of net sales for the year ended March 31, 1998. This decrease in gross profit from the prior year is primarily attributable to an increase in depreciation expense of $391,000, costs associated with producing NatuRose at limited production levels which were below optimal manufacturing efficiency, lower per unit selling prices of bulk Spirulina, estimated product potency losses in NatuRose finished goods inventory and increased Spirulina production costs incurred in re-starting previously idled Spirulina culture ponds.

               Operating Expenses
     Operating expenses for the year ended March 31, 1999, increased to $3,615,000, an increase of 5.2% from the $3,437,000, of operating expenses reported for the year ended March 31, 1998, primarily due to increased gen-eral and administrative, and research and development expenses, offset in part by reduced sales and marketing expenses.

          Research and Development. Expenditures for research and development increased 32.2 % to $895,000, for the year ended March 31, 1999, from $677,000, for the year ended March 31, 1998. The increase from the prior year is primarily the result of research and ongoing development work done on the mosquitocide project, the Aldolase Catalytic Antibody 38C2 project, additional costs related to new product development and higher costs related to developing our BioDome CCS closed culture technology.

          General and Administrative. General and administrative expenses increased 35.7% to $1,788,000, for the year ended March 31, 1999, from $1,318,000, for the year ended March 31, 1998. The increase from the prior year is primarily due to increased legal fees related to the ongoing patent litigation with Aquasearch, Inc. ("Aquasearch") and increased depreciation expense.

          Sales and Marketing. Sales and marketing expenses decreased 35.4% to $932,000, for the year ended March 31, 1999, from $1,442,000, for the year ended March 31, 1998. The decrease from the prior year is primarily due to reduced personnel, advertising and consulting service expenditures dictated by lower sales.

               Other Income  (Expense)
     Other expense was $204,000 for the year ended March 31, 1999, compared to other income of $175,000 for the year ended March 31, 1998, a difference of $379,000. This resulted from a decrease in interest income due to a decrease in investment securities and an increase in interest expense due to an increase in outstanding, interest-bearing debt.

               Income Taxes
     The income tax benefit of $289,000, for the year ended March 31, 1999, represents the estimated tax refund of Hawaii State income taxes from the carryback of net operating losses generated in fiscal 1999.

               Net Income (Loss)
     The Company recorded a net loss of $2,557,000 for the year ended March 31, 1999, compared to a net loss of $300,000 for the year ended March 31, 1998. This increase in net loss was primarily attributable to reduced sales of bulk Spirulina powder and tablets, costs associated with producing NatuRose at limited production levels which were below optimal manufacturing efficiency, higher operating expenses, increased interest expense due to higher debt, and decreased interest income.


FISCAL 1998 COMPARED TO FISCAL 1997

               Net Sales
     Net sales for the year ended March 31, 1998 were $7,627,000, a decrease of 33.1% from net sales of $11,399,000 for the year ended March 31, 1997. The decrease in net sales during the year ended March 31, 1998 was primarily due to lower sales of Spirulina packaged consumer products to our largest customer, a Hong Kong-based network marketing company which purchased our packaged consumer products for sale under a private label through their marketing organization, primarily in mainland China. This customer experienced a delay in its annual recertification process by the Chinese government and was restricted by local governmental authorities from hosting any large scale distributor meetings from March 1997 through September 1997. These regulatory factors adversely impacted our customer's ability to sell and, consequently, this customer's need for our packaged consumer products was severely reduced. For the year ended March 31, 1998, this customer accounted for less than 5% of Cyanotech's net sales, down from approximately 34% and 29% of net sales in the years ended March 31, 1997 and 1996, respectively. Effective October 1, 1998, the Chinese government imposed a ban on all network market organizations. Also contributing to the decline were lower shipments (11% lower) and lower average selling prices (2% lower) for bulk Spirulina powder.

               Gross Profit
     Gross profit decreased to 41.1% of net sales for the year ended March 31, 1998, from 59.7% of net sales for the year ended March 31, 1997. This decrease in gross profit from the prior year is primarily attributable to a shift in the product mix to greater sales of lower priced bulk Spirulina products (78% of net sales in fiscal 1998, up from 58% of net sales in fiscal 1997), Spirulina production inefficiencies due to decreased production beginning December 1997 through February 1998 which resulted in additional charges to Cost of Sales of approximately $264,000 during that period, and lower average selling prices for bulk Spirulina.

               Operating Expenses
     Operating expenses for the year ended March 31, 1998 increased by $379,000, an increase of 12.4% over the prior year, primarily because of increased expenditures for sales and marketing.

          Research and Development. Expenditures for research and development increased 15.3 % to $677,000, for the year ended March 31, 1998, from $587,000, for the year ended March 31, 1997. The increase from the prior year is primarily the result of research and ongoing development work done on the mosquitocide project, and on optimizing production of the natural astaxanthin product.

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

               Net Income  (Loss)
     For the year ended March 31, 1998 and for the first time since 1991, the Company recorded a net loss. The fiscal 1998 net loss of $300,000, compares with net income of $4,159,000, for the year ended March 31, 1997. The net loss is primarily the result of lower sales of Spirulina bulk and packaged consumer products due to a reduction in orders from a single customer in
     China that had previously accounted for a large percentage of sales in packaged consumer Spirulina Pacifica products, lower average selling prices for bulk Spirulina products, Spirulina production inefficiencies due to decreased production during December 1997 through February 1998 which resulted in additional charge to Cost of Sales of approximately $264,000 during the third and fourth quarters of 1998, and start-up costs associated with commercialization of NatuRose, our natural astaxanthin product.
          In February 1998, the Company reduced its workforce by approximately 25% in order to better align resources with sales levels. The workforce reduction was part of the Company's plans to enhance its competitive position through improvements of operational productivity and cost reduction - specifically more efficient utilization of assets and employees. Production operations, sales, and administrative functions were restructured and downsized by this action.

               Variability of Results
     Cyanotech Corporation was formed in 1983 and did not become profitable on an annual basis until fiscal 1992 (the twelve month period ended December 31, 1992). From fiscal 1992 through fiscal 1997, the Company had total net sales of $29,401,000 and total net income of $7,931,000. In fiscal 1998 and 1999, the Company had net sales of $7,627,000, and $6,738,000, and a net loss of $300,000, and $2,557,000, respectively. As of March 31, 1999, our accumulated deficit was $3,318,000. There can be no assurance that we will return to generating profits on either a quarterly or an annual basis. We have experienced significant quarterly fluctuations in operating results and anticipate that these fluctuations may continue in future periods. Future operating results may fluctuate as a result of changes in sales levels to our largest customers, new product introductions, production difficulties, weather patterns, the mix between sales of bulk products and packaged consumer products, start-up costs associated with new facilities, expansion into new markets, sales promotions, competition, increased energy costs, the announcement or introduction of new products by our competitors, changes in our customer mix, overall trends in the market for our products, government regulations and other factors beyond our control. While a significant portion of our expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on our forecasts of future sales, if net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the sales shortfall. We may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on our results of operations. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreement, to obtain additional financing or refinancing as may be required, to attain profitability, of a combination thereof. There can be no assurance that these efforts will be successful of that the Company will return to generating profit on either a quarterly or annual basis.

               New Accounting Pronouncements
          In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently holds no derivative instruments, nor is it currently participating in hedging activities. Management does not expect adoption of SFAS No. 133 will have a material effect on the Company's financial condition, results of operations or liquidity.
          In March 1998, the American Institute of Certified Public Accountants ("AICPA") Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs, including certain payroll and payroll-related costs, be capitalized and amortized over the estimated useful life of the software. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998. The Company adopted the provisions of SOP 98-1 effective April 1, 1999. Adoption of SOP 98-1 did not have a material effect on the Company's financial condition, results of operations or liquidity.
          In April 1998, the AICPA Accounting Standards Executive Committee issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that costs of start-up activities, including organization costs, be expensed as incurred. The provisions of SOP 98-5 are effective for fiscal years beginning after December 15, 1998 and earlier application is encouraged. The Company adopted the provisions of SOP 98-5 effective April 1, 1999. Adoption of SOP 98-5 did not have a material effect on the Company's financial condition, results of operations or liquidity.


LIQUIDITY AND CAPITAL RESOURCES

     Our  working  capital  for the year  ended  March  31,  1999  decreased  by
     $1,679,000  to  $917,000.   Our  cash  and  cash  equivalents   decreased
     substantially by $1,074,000 to $323,000, primarily because of cash flows used in operations and capital expenditures of $874,000 and $588,000, respectively, offset in part by cash provided by financing activities of $388,000.
          The primary uses of cash flows in operating activities for the year ended March 31, 1999, was the net loss of $2,557,000, offset by depreciation and amortization of $1,405,000. This compares to cash flows provided by operating activities of $988,000 in 1998.
          Cash flows used for capital expenditures for the year ended March 31, 1999 decreased $5,293,000 to $588,000. Cash flows provided by financing activities were $388,000 for the year ended March 31, 1999 compared to cash flows used in financing activities of $439,000 for the year ended March 31, 1998. The primary sources of cash flows in financing activities for the year ended March 31, 1999 were borrowings under a short-term revolving line of credit of $994,000 and proceeds from the issuance of long-term debt of $750,000, offset in part by repayment of a $975,000 short-term note payable, payments on capital lease obligations and long-term debt of $278,000, and debt issue costs of $103,000.
          On July 28, 1998, we entered into a Loan and Security Agreement (Agreement) with a lender which provides for up to $3 million in aggregate credit facilities, secured by all the assets of the Company. The major components of the Agreement include working capital loans on a revolving basis, subject to the availability of eligible accounts receivable and inventory (as defined), a sub-limit term loan of up to $750,000 (amortized in equal payments of $12,500 over sixty months), secured by eligible machinery and equipment, and a sub-limit term loan of up to $2 million (amortized over sixty months and subject to the Company achieving and maintaining specific levels of financial performance) for the acquisition of new machinery and equipment. The Agreement has a maturity date of July 31, 2001 with an optional provision for automatic and continuous renewal for successive, additional terms of one year each. The interest rate on all borrowings under the Agreement is prime plus 2.5%, adjusted monthly, (at March 31, 1999, the prime rate was 7.75%) until the Company achieves certain financial performance levels, at which time the interest rate will decrease to prime plus 1.25%. Interest is calculated on a base amount of $1 million or the outstanding loan balance, whichever is greater. The fee for renewing the Agreement beyond the maturity date of July 31, 2001 is set at .5% of the aggregate outstanding balance at the end of the initial term of the Agreement. Proceeds from borrowings under the Agreement were used to repay a short-term note payable and fund working capital requirements.
          The Agreement contains certain restrictive covenants, which include, among other things, the maintenance of minimum consolidated net worth, as defined, and a subjective acceleration clause contingent upon the occurrence of an event with a material adverse effect on the Company as defined. Having been previously notified of the "going concern" explanatory paragraph in the independent auditors' report on the March 31, 1999 consolidated financial statements, on July 13, 1999, the lender declared the Company to be in technical default on the Agreement due to the uncertainty of the Company's ability to continue as a going concern being considered a material adverse effect. In the notice of default, the lender exercised its rights under the Agreement, and effective July 13, 1999, has increased the applicable interest rate on all borrowings under the
     Agreement from prime plus 2.5% to prime plus 5.5% Although it has not declared its intent to do so, the lender reserved its rights to other remedies, among other things, to cease further lending transactions and demand immediate repayment of outstanding borrowings under the Agreement. Consequently the Company has classified the aggregate outstanding balance on this Agreement of $1,644,000, representing outstanding working capital loans on a revolving basis of $994,000 and an equipment term loan of $650,000, as a current liability in the consolidated balance sheet at March 31, 1999.
          At March 31, 1999, the remaining availability under the Agreement was calculated by the lender to be $282,000. The remaining availability amount excludes the component of the facility for the acquisition of new machinery and equipment as such component is contingent on the Company's achievement of a Debt Service Coverage ratio of at least 1.25:1 for the prior two full consecutive quarters on a combined basis. This component, if available, may increase the availability by an additional $1,074,000 up to the limit of $3 million for the entire Agreement.
          As of March 31, 1999, the Company had a commitment for a construction project on a 93 acre parcel which was suspended in February 1998. In June 1999 the Company reached an agreement with the project contractor to resume work on the suspended construction project on or before June 1, 2000. The remaining balance on the construction contract is approximately $1.9 million. In consideration for the extension of the termination and completion dates of the contract, the Company will pay an additional $20,000 at the startup of work and a surcharge of 1.5% on work not completed by September 30, 1999, and a surcharge of 4% on work not completed by September 30, 2000. If work does not resume on or before June 1, 2000, then the contract will be considered to have been terminated by Cyanotech. Assertion by the contractor of its termination rights could have a material adverse effect on the Company's financial condition, results of operations and/or liquidity. As of March 31, 1999, the credit facilities available to Cyanotech, as described above, unless supplemented by funds from other sources, would not be sufficient to finance this construction work. Total costs incurred as of March 31, 1999 with respect to this expansion project approximate $2,643,000. Failure to comply with the commitments on this project would have a material adverse effect on the Company's financial condition, results of operations, and/or liquidity.
          The consolidated financial statements at March 31, 1999 have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. During the years ended March 31, 1999 and 1998, the Company incurred losses of $2,557,000 and $300,000, respectively. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreement, to obtain additional financing or refinancing as may be required, to attain profitability, or a
     combination   thereof.
          During the fourth quarter of fiscal 1999, and again in April 1999, we downsized our operations to bring them in line with current sales levels, with anticipated savings in production and operating expenses of approximately $1 million annually. We have not, however, reduced our production capabilities or disrupted corporate development plans. We are implementing an asset management program with an aggressive inventory reduction plan, scaling back Spirulina production to approximately 50% of capacity in order to bring Spirulina inventory in line with current sales volume. If Spirulina sales volume continues at the current rate, we expect to resume producing at or near full capacity later in fiscal year 2000. As of March 1999, we had also reduced NatuRose production to about 15% of full capacity until our NatuRose inventory levels are reduced. Based on our current sales forecast, we expect to resume full production of NatuRose by mid-1999.
          In June 1999, the Company reached an agreement with Norsk Hydro ASA ("Norsk Hydro") to produce and market NatuRose natural astaxanthin. Under the agreement, Norsk Hydro will participate in the optimization of the Cyanotech production technology for astaxanthin. Upon successful completion of the optimization program, the two companies intend to enter into a joint venture that will be owned 51% by Norsk Hydro and 49% by Cyanotech. The intention of the joint venture is to build and operate a NatuRose facility in Kailua-Kona, Hawaii. Norsk Hydro will have worldwide exclusive rights to distribute the NatuRose product into the aquaculture and animal pigmentation and nutrition markets; Cyanotech will retain worldwide exclusive rights to distribute the NatuRose product into the human nutrition markets. The Company's assessment of the impairment of certain long-lived assets as of March 31, 1999 is predicated on the consummation and commercial success of this joint venture. Failure to consummate the joint venture arrangement and/or failure by the joint venture to achieve expected commercial results may result in the impairment of such long-lived assets. The Company is seeking other possible sources of external financing, but unless it is successful there may be liquidity shortfalls in future periods. There can be no assurance that the Company will be successful in obtaining additional financing or will have sufficient cash resources to support its continued operations.

               Year 2000 Compliance
     We have completed a comprehensive review of our computer systems to identify the systems that could be affected by the "Year 2000" issue and have developed an implementation plan, to be completed before the end of calendar 1999, to resolve the issue. We believe that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for our computer systems as so modified and converted. The costs of such modifications and conversions are not expected to exceed $10,000. However, if such modifications and conversions are not completed in a timely manner, the Year 2000 problem may have a material adverse impact on our operations.
          The primary risks to the Company are those of business continuity related to reliance on third parties. We are continuing the review and evaluation of our reliance on other third parties (e.g. utilities providers, distribution channels, major suppliers and vendors) to determine and minimize the extent to which our operations may be dependent on such third parties to remedy the Year 2000 issues in their systems. In addition, contingency backup plans will be reviewed for each mission critical system, with the emphasis on operational and production continuity. The Company's business, operating results and financial condition could be materially adversely affected, at least for a time, by the failure of its systems or those of other parties to operate properly beyond 1999.

               Quantitative and Qualitative Disclosures About Market Risk
          We have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments is not material.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                                    March 31,
          -------------------------------------------------------------------------------------------------------------------
          (in thousands, except share data)                                                                  1999        1998
          ===================================================================================================================
          ASSETS

Current assets:
          Cash and cash equivalents                                                                      $    323    $  1,397
          Accounts receivable, net of allowance for doubtful receivables of $12 in 1999
               and $10 in 1998                                                                              1,012       1,127
          Refundable income taxes                                                                             273         119
          Inventories                                                                                       2,105       2,229
          Prepaid expenses                                                                                    105          88
          -------------------------------------------------------------------------------------------------------------------
               Total current assets                                                                         3,818       4,960
          Equipment and leasehold improvements, net                                                        19,623      20,544
          Other assets                                                                                        180         163
          -------------------------------------------------------------------------------------------------------------------
               Total assets                                                                              $ 23,621    $ 25,667
          ===================================================================================================================

          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
          Current maturities of long-term debt                                                           $    700    $     50
          Short-term revolving line of credit                                                                 994          --
          Note payable                                                                                         --         975
          Current maturities of capital lease obligation                                                       67         129
          Accounts payable                                                                                    746         938
          Accrued expenses and other                                                                          394         272
          -------------------------------------------------------------------------------------------------------------------
               Total current liabilities                                                                    2,901       2,364
          Long-term debt, excluding current maturities                                                         13          62
          Obligation under capital lease, excluding current maturities                                         --          67
          -------------------------------------------------------------------------------------------------------------------
               Total liabilities                                                                            2,914       2,493
          -------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
          Cumulative preferred stock, Series C, of $.001 par value (aggregate involuntary liquidation preference $2,975 ($5 per share), plus unpaid cumulative dividends)
            Authorized 5,000,000 shares;  issued and outstanding 595,031 in 1999 and 1998.                      1           1
          Common stock of $.005 par value, authorized 25,000,000 shares at March 31, 1999 and 1998; issued and outstanding 13,603,572 shares at March 31, 1999 and
            13,599,572 shares at March 31, 1998                                                                68          68
          Additional paid-in capital                                                                       23,956      23,866
          Accumulated deficit                                                                              (3,318)       (761)
          -------------------------------------------------------------------------------------------------------------------
               Total stockholders' equity                                                                  20,707      23,174
          -------------------------------------------------------------------------------------------------------------------
          Commitments and contingencies
               Total liabilities and stockholders' equity                                                $ 23,621    $ 25,667
          ===================================================================================================================

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                              Years ended March 31,
          -------------------------------------------------------------------------------------------------------------------------
          (in thousands, except per-share data)                                                  1999           1998           1997
          =========================================================================================================================
          Net sales                                                                          $  6,738       $  7,627       $ 11,399
          Cost of sales                                                                         5,765          4,490          4,590
          -------------------------------------------------------------------------------------------------------------------------
               Gross profit                                                                       973          3,137          6,809
          -------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
          Research and development                                                                895            677            587
          General and administrative                                                            1,788          1,318          1,437
          Sales and marketing                                                                     932          1,442          1,034
          -------------------------------------------------------------------------------------------------------------------------
               Total operating expenses                                                         3,615          3,437          3,058
          -------------------------------------------------------------------------------------------------------------------------
               Income (loss) from operations                                                   (2,642)          (300)         3,751
          -------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
          Interest income                                                                          13            202            443
          Interest expense, net of interest costs capitalized of nil in 1999, $114 in 1998
            and $23 in 1997                                                                      (174)           (35)           (47)
          Other income (expense), net                                                             (43)             8             12
          -------------------------------------------------------------------------------------------------------------------------
               Total other income (expense)                                                      (204)           175            408
          -------------------------------------------------------------------------------------------------------------------------
               Income (loss) before income taxes                                               (2,846)          (125)         4,159
          Income taxes                                                                            289           (175)            --
          -------------------------------------------------------------------------------------------------------------------------
               Net income (loss)                                                               (2,557)          (300)         4,159
          Undeclared Preferred Stock dividends                                                   (238)          (289)          (294)
          -------------------------------------------------------------------------------------------------------------------------
               Net income (loss) available to Common stockholders                            $ (2,795)      $   (589)      $  3,865
          =========================================================================================================================
          Net income (loss) per common share
               Basic                                                                         $  (0.21)      $  (0.05)      $   0.31
          =========================================================================================================================
               Diluted                                                                       $  (0.21)      $  (0.05)      $   0.25
          =========================================================================================================================
          Weighted average number of common shares outstanding
               Basic                                                                           13,602          12,909        12,583
          =========================================================================================================================
               Diluted                                                                         13,602          12,909        16,598
          =========================================================================================================================


          See accompanying notes to consolidated financial statements.

                Consolidated Statements of Stockholders' Equity

                                                                                          Years ended March 31, 1999, 1998 and 1997
-----------------------------------------------------------------------------------------------------------------------------------

                                                    Preferred stock            Common stock                                   Total
                                                 ------------------------------------------- Additional                      Stock-
                                                                Par                      Par    paid-in     Accumulated    holders'
(in thousands, except share data)                 Shares      value          Shares    value    capital         deficit      equity
===================================================================================================================================
Balances at March 31, 1996                       734,977    $     1      11,755,650    $  59     $ 21,876     $ (4,620)    $ 17,316
Exercise of common stock warrants for cash            --         --         668,120        3          298           --          301
Exercise of stock options for cash                    --         --          57,912       --           49           --           49
Issuance of common stock options
  for other assets                                    --         --              --       --           80           --           80
Issuance of common stock to nonemployee
directors for services                                --         --           6,000       --           37           --           37
Common stock issued for cash,
net of costs of $51                                   --         --         225,000        1        1,392           --        1,393
Net income                                            --         --              --       --           --        4,159        4,159
-----------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1997                       734,977          1      12,712,682       63       23,732         (461)      23,335
Exercise of common stock warrants for cash            --         --         107,880        1           43           --           44
Exercise of stock options for cash                    --         --          84,750        1          102           --          103
Common stock purchased and canceled                   --         --         (13,470)      --          (55)          --          (55)
Issuance of common stock to nonemployee
  directors for services                              --         --           8,000       --           47           --           47
Exchange of Series C preferred stock
  for common stock                              (139,946)        --         699,730        3           (3)          --           --
Net loss                                              --         --              --       --           --         (300)        (300)
-----------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1998                       595,031          1      13,599,572       68       23,866         (761)      23,174
Issuance of stock options to consultant
  for services, at fair value                         --         --              --       --           84           --           84
Issuance of common stock to nonemployee
  directors for services                              --         --           4,000       --            6           --            6
Net loss                                              --         --              --       --           --       (2,557)      (2,557)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1999                       595,031   $      1      13,603,572    $  68     $ 23,956     $ (3,318)    $ 20,707
===================================================================================================================================

See accompanying notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows

                                                                                                            Years ended March 31,
          -----------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                                      1999          1998            1997
          =======================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income (loss)                                                                $(2,557)      $  (300)       $  4,159
          Adjustments to reconcile net income (loss) to net cash provided by,
            (used in) operating activities:
               Deferred income taxes                                                            --           373            (373)
               Depreciation and amortization                                                 1,405           978             691
               Loss on disposal of assets                                                      104            --              --
               Decrease (increase) in accounts receivable, net                                 115         1,664          (1,503)
               Increase in refundable income taxes                                            (154)         (119)             --
               Decrease (increase) in inventories                                              124        (1,091)           (644)
               Decrease (increase) in prepaid expenses and other assets                          4            67             (62)
               Increase (decrease) in accounts payable                                        (192)         (570)            656
               Increase (decrease) in accrued expenses and other                               122           (61)           (101)
               Other                                                                           155            47              37
          -----------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) operating activities                               (874)          988           2,860
          -----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
          Investment in equipment and leasehold improvements                                  (588)       (5,881)         (7,008)
          Purchases of investment securities                                                    --            --         (10,827)
          Proceeds from sales and maturities of investment securities                           --         3,954           6,873
          -----------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                             (588)       (1,927)        (10,962)
          -----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
          Proceeds from issuance of common stock and exercise of stock options
            and warrants, net of issuance costs                                                 --            92           1,743
          Proceeds from issuance of long-term debt                                             750            --              --
          Principal payments on long-term debt                                                (149)         (401)           (150)
          Debt issue costs                                                                    (103)           --              --
          Borrowings on short-term revolving line of credit, net                               994            --              --
          Principal payments on note payable                                                  (975)           --              --
          Principal payments on capital lease obligations                                     (129)         (130)           (125)
          -----------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) financing activities                                388          (439)          1,468
          -----------------------------------------------------------------------------------------------------------------------
          Net decrease in cash and cash equivalents                                         (1,074)       (1,378)         (6,634)
          Cash and cash equivalents at beginning of year                                     1,397         2,775           9,409
          -----------------------------------------------------------------------------------------------------------------------
          Cash and cash equivalents at end of year                                         $   323       $ 1,397        $  2,775
          =======================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
          Cash paid during the year for interest, net of amounts capitalized               $   160       $    35        $     36
          =======================================================================================================================
          Cash paid during the year for income taxes                                       $    --       $    56        $    355
          =======================================================================================================================
          Non-cash investing and financing activities:
            Issuance of note payable for construction in progress                          $    --       $   975        $     --
          =======================================================================================================================
            Issuance of common stock and options for services and other assets             $    90       $    47        $    117
          =======================================================================================================================

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          (all amounts in thousands, except share data)

NOTE 1    DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

                    (a)   Description of Business
          Cyanotech Corporation (Company) develops and commercializes natural products from microalgae. The Company is currently producing microalgae products for the nutritional supplement, aquaculture feed/pigments and immunological diagnostics markets and is also developing microalgae-based pro the biopesticide, chiral chemistry and food coloring markets.
               Substantially all of the Company's net sales have been attributable to its Spirulina Pacifica(TM) products. Sales of Spirulina Pacifica products accounted for approximately 91% of the Company's net sales for the year ended March 31, 1999, 95% for the year ended March 31, 1998 and 98% for the year ended March 31, 1997.

                    (b)  Principles of Consolidation
          The Company consolidates enterprises in which it has a controlling financial interest. The accompanying consolidated financial statements include the accounts of Cyanotech Corporation and its wholly owned subsidiaries, Nutrex, Inc. and Cyanotech International FSC, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.
               Cyanotech International FSC, Inc., was formed on April 1, 1997 as a foreign sales corporation under the Internal Revenue Code.

                    (c)  Cash and Cash Equivalents
          For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents.

                    (d)  Inventories
          Inventories are stated at the lower of cost (which approximates first-in, first-out) or market. Market is determined by net realizable value.

                    (e)  Equipment and Leasehold  Improvements
          Owned equipment and leasehold improvements are stated at cost. Equipment under capital lease is stated at the lower of the present value of minimum lease payments or fair value of the equipment at the inception of the lease. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment and furniture and fixtures, the shorter of the lease terms or estimated useful lives for leasehold improvements and the lease terms or estimated useful lives for equipment under capital lease as follows:

          Equipment                                                3 to 10 years
          Leasehold improvements                                  10 to 27 years
          Furniture and fixtures                                         7 years
          Equipment under capital lease                                 10 years

          Amortization   of  equipment   under  capital  lease  is  included  in
          depreciation and amortization expense in the accompanying consolidated financial statements.

                    (f)   Earnings Per Share
          Following is a reconciliation of the numerators and denominators of the Basic and Diluted net income (loss) per Common Share computations for the periods presented (in thousands except share data):

          Years ended March 31,                                                       1999                1998                 1997
          =========================================================================================================================
          BASIC EARNINGS (LOSS) PER SHARE
          Net income (loss)                                                     $   (2,557)         $     (300)         $     4,159
          Requirement for Preferred Stock dividends                                   (238)               (289)                (294)
          -------------------------------------------------------------------------------------------------------------------------
          Net income (loss) available to Common stockholders                    $   (2,795)         $     (589)         $     3,865
          =========================================================================================================================
          Weighted average Common Shares outstanding                            13,602,000          12,909,000           12,583,000
          =========================================================================================================================
          Net income (loss) per Common Share                                    $    (0.21)         $    (0.05)         $      0.31
          =========================================================================================================================
          DILUTED EARNINGS (LOSS) PER SHARE
          Net income (loss) available to Common stockholders                    $   (2,795)         $     (589)         $     3,865
          Requirement for Preferred Stock dividends                                     --                  --                  294
          -------------------------------------------------------------------------------------------------------------------------
          Net income (loss) available to Common stockholders, as adjusted       $   (2,795)         $     (589)         $     4,159
          =========================================================================================================================
          Weighted average Common Shares outstanding                            13,602,000          12,909,000           12,583,000
          Effect of dilutive securities
               Stock options and warrants                                               --                  --              340,000
               Convertible preferred stock                                              --                  --            3,675,000
          -------------------------------------------------------------------------------------------------------------------------
          Weighted average Common Shares outstanding, as adjusted               13,602,000          12,909,000           16,598,000
          =========================================================================================================================
          Net income (loss) per Common share                                    $    (0.21)         $    (0.05)         $      0.25
          =========================================================================================================================

          For the years ended March 31, 1999 and 1998, warrants and options to purchase Common Stock shares of the Company and convertible preferred stock were outstanding, but were not included in the 1999 or 1998 computation of Diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share. As of March 31, 1999, warrants and options to acquire 600,375 shares of the Company's common stock and preferred stock convertible into 2,975,155 shares of the Company's common stock were outstanding. As of March 31, 1998, warrants and options to acquire 431,725 shares of the Company's common stock and preferred stock convertible into 2,975,155 shares of the Company's common stock
          were   outstanding.

                    (g)  Research  and   Development
          Research and development costs are expensed as incurred. Research and development costs amounted to $895, $677, and $587 in 1999, 1998 and 1997 respectively.

                    (h)  Income Taxes
          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a charge in tax rates is recognized in income in the period that includes the enactment date.

                    (i)  Stock Option Plan
          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options issued to employees and nonemployee directors. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company applies the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No 123, Accounting for Stock-Based Compensation, in accounting for its fixed plan stock options issued to outside third parties other than nonemployee directors. As such, expenses representing the fair value of stock-based awards on the date of grant are recognized over the vesting period.

                    (j) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value costs to sell.

                    (k)  Segment Information
          As the Company's operations are solely related to microalgae-based products, management considers its operations to be one industry segment.

                    (l)  Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

                    (m)  New  Accounting  Pronouncements
          In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires reclassification of financial statements for earlier periods provided for comparative purposes. The Company adopted the provisions of SF No. 130 effective April 1, 1998. Adoption of SFAS No. 130 did not have a material effect on the Company's reported financial information.
               In June 1997, the FASB also issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires restatement of comparative information presented for earlier periods. The Company adopted the provisions of SFAS No. 131 effective April 1, 1998. Adoption of SFAS No. 131 did not have a material effect on the Company's reported financial information.
               In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently holds no derivative instruments, nor is it currently participating in hedging activities. Management does not expect adoption of SFAS No. 133 will have a material effect on the Company's financial condition, results of operations or liquidity.
               In March, 1998, the American Institute of Certified Public Accountants ("AICPA") Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires that certain costs, including certain payroll and payroll-related costs, be capitalized and amortized over the estimated useful life of the software. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998. The Company adopted the provisions of SOP 98-1 effective April 1, 1999. Adoption of SOP 98-1 did not have a material effect on the Company's financial condition, results of operations or liquidity.
               In April 1998, the AICPA Accounting Standards Executive Committee issued SOP 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires that costs of start-up activities, including organization costs, be expensed as incurred. The provisions of SOP 98-5 are effective for fiscal years beginning after December 15, 1998 and earlier application is encouraged. The Company adopted the provisions of SOP 98-5 effective April 1, 1999. Adoption of SOP 98-5 did not have a material effect on the Company's financial condition, results of operations or liquidity.

                    (n)  Reclassifications
          Certain reclassifications have been made to the March 31, 1998 consolidated financial statements to confirm to the classifications used in the March 31, 1999 consolidated financial statements. Such reclassifications had no effect on previously reported results of operations.

NOTE 2    INVENTORIES

          Inventories consists of the following as of March 31, 1999 and 1998:

                                                            1999           1998
          =====================================================================
          Raw materials                                $      63      $     103
          Work in process                                    287            362
          Finished goods                                   1,555          1,524
          Supplies                                           200            240
          ---------------------------------------------------------------------
                                                       $   2,105      $   2,229
          =====================================================================

NOTE 3    EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

          Equipment and leasehold improvements consists of the following as of March 31, 1999 and 1998:

                                                                                1999           1998
          =========================================================================================
          Equipment                                                        $   8,421      $   7,791
          Leasehold improvements                                              13,779         13,285
          Furniture and fixtures                                                  83             94
          Equipment under capital lease                                          388            569
          -----------------------------------------------------------------------------------------
                                                                              22,671         21,739
          Less accumulated depreciation and amortization                      (6,107)        (4,707)
          Construction in-progress                                             3,059          3,512
          -----------------------------------------------------------------------------------------
               Equipment and leasehold improvements, net                   $  19,623      $  20,544
          =========================================================================================

          Construction in-progress includes a construction project on a 93 acre parcel which was suspended in February 1998. In June 1999, the Company reached an agreement with the project contractor to resume work on the suspended construction project on or before June 1, 2000. The remaining balance on the construction contract is approximately $1.9 million. In consideration for the extension of the termination and completion dates of the contract, the Company will pay an additional $20 at the startup of work and a surcharge of 1.5% on work not completed by September 30, 1999, and a surcharge of 4% on work not completed by September 30, 2000. If work does not resume on, or before, June 1, 2000, then the contract will be considered to have been terminated by Cyanotech. Assertion by the contractor of its termination rights could have a material adverse effect on the Company's financial condition, results of operations and/or liquidity. As of March 31, 1999, the credit facilities available to Cyanotech, unless supplemented by funds from other sources, would not be sufficient to finance this construction work. Total costs incurred as of March 31, 1999 with respect to this expansion project approximate $2,643. Failure to comply with the commitments on this project would have a material adverse effect on the Company's financial condition, results of operations, and/or liquidity.

NOTE 4    LINE OF CREDIT, LONG-TERM DEBT AND NOTE PAYABLE

                    Line of Credit
          On July 28, 1998, the Company entered into a Loan and Security Agreement (Agreement) with a lender which provides for up to $3 million in aggregate credit facilities, secured by all the assets of the Company. The major components of the Agreement include working capital loans on a revolving basis subject to the availability of eligible accounts receivable and inventory (as defined), a sub-limit term loan of up to $750 (amortized in equal payments of $12.5 over sixty months), secured by eligible machinery and equipment, and a sub-limit term loan of up to $2 million (amortized over sixty months and subject to the Company achieving and maintaining specific levels of financial performance) for the acquisition of new machinery and equipment. The Agreement has a maturity date of July 31, 2001 with an optional provision for automatic and continuous renewal for successive, additional terms of one year each. The interest rate on all borrowings under the Agreement is prime plus 2.5%, adjusted monthly, (at March 31, 1999, the prime rate was 7.75%) until the Company achieves certain financial performance levels, at which time the interest rate will decrease to prime plus 1.25%. Interest is calculated on a base amount of $1 million or the outstanding loan balance, whichever is greater. The fee for renewing the Agreement beyond the maturity date of July 31, 2001 is set at .5% of the aggregate outstanding balance at the end of the initial term of the Agreement. Proceeds from borrowings under the Agreement were used to repay a short-term note payable and fund working capital requirements.
               The Agreement contains certain restrictive covenants, which include, among other things, the maintenance of minimum consolidated net worth, as defined, and a subjective acceleration clause contingent upon the occurrence of an event with a material adverse effect on the Company as defined. Having been previously notified of the "going concern" explanatory paragraph in the independent auditors' report on the March 31, 1999 consolidated financial statements, on July 13, 1999, the lender declared the Company to be in technical default on the Agreement due to the uncertainty of the Company's ability to continue as a going concern being considered a material adverse effect. In the notice of default, the lender exercised its rights under the Agreement, and effective July 13, 1999, has increased the applicable interest rate on all borrowings under the Agreement from prime plus 2.5% to prime plus 5.5% Although it has not declared its intent to do so, the lender reserved its rights to other remedies, among other things, to cease further lending transactions and demand immediate repayment of outstanding borrowings under the Agreement. Consequently the Company has classified the aggregate outstanding balance on this Agreement of $1,644,000, representing outstanding working capital loans on a revolving basis of $994,000 and an equipment term loan of $650,000, as a current liability in the consolidated balance sheet at March 31, 1999.
               At March 31, 1999, the remaining availability under the Agreement was calculated by the lender to be $282,000. The remaining availability amount excludes the component of the facility for the acquisition of new machinery and equipment as such component is contingent on the Company's achievement of a Debt Service Coverage ratio of at least 1.25:1 for the prior two full consecutive quarters on a combined basis. This component, if available, may increase the availability by an additional $1,074,000 up to the limit of $3 million for the entire Agreement.

                    Long-Term  Debt

          Long-term debt consists of the following as of March 31, 1999 and 1998:

                                                                                                                 1999          1998
          =========================================================================================================================
          Note payable at the London Interbank Offered Rate (LIBOR) plus 2%, adjusted quarterly;
             principal payments of $12.5, due quarterly, plus interest, through April 1, 2000                   $  63         $ 112
          Note payable at the prime rate plus 2.5% per annum, adjusted monthly;
             principal payments of $12.5, due monthly, plus interest; balance due July 31, 2001,
             classified as current as described above                                                             650            --
          -------------------------------------------------------------------------------------------------------------------------
               Total long-term debt                                                                               713           112
          Less current maturities of long-term debt                                                              (700)          (50)
          -------------------------------------------------------------------------------------------------------------------------
               Long-term debt, excluding current maturities                                                     $  13         $  62
          =========================================================================================================================

          In 1995, the Company executed a $250 note, payable in principal installments of $12.5 each quarter through April 1, 2000, plus interest, with principal and interest payments satisfied by delivering to the lender an equivalent market value amount of salable product or cash (at the lender' option). The note payable bears interest at LIBOR plus 2%, adjusted quarterly, and is secured by certain production equipment. For the quarter ended March 31, 1999, interest on this note was calculated at 7.1%.
               The aggregate maturities of long-term debt for each of the two years subsequent to March 31, 1999 are $700 and $13 for the years ending March 31, 2000 and 2001, respectively.

                    Note Payable
          In March 1998, the Company reached an agreement with its general contractor to convert certain trade accounts payable to a note payable. Under the terms of the agreement, $975 of trade accounts payable to the contractor for work completed on an expansion project was converted to a note payable due December 31, 1998. Terms of the note called for a principal and interest payment of $150 on April 1, 1998, monthly principal and interest payments of $100 beginning June 1, 1998, with the balance due on December 31, 1998. The note payable bore interest at prime plus 2%, beginning January 1, 1998, and was secured by all of the assets of the Company. This note was satisfied, in its entirety, in August 1998 with proceeds from borrowings under the line of credit.


NOTE 5    LEASES

          The Company leases certain equipment under a capital lease expiring in 2000, and leases facilities, equipment and land under operating leases expiring between 2003 and 2025. At March 31, 1999, the net book value of equipment under the capital lease amounted to $215.

               Future minimum lease payments under non-cancelable operating leases, and the present value of future minimum capital lease payments as of March 31, 1999 are as follows:

          Year ending March 31:                                               Capital lease    Operating leases
          =====================================================================================================
          2000                                                                  $        68         $       250
          2001                                                                           --                 250
          2002                                                                           --                 250
          2003                                                                           --                 250
          2004                                                                           --                 224
          Thereafter, through 2025                                                       --               3,481
          -----------------------------------------------------------------------------------------------------
               Total minimum lease payments                                              68         $     4,705
                                                                                                    ===========
          Less amount representing interest (at 9%)                                      (1)
          ---------------------------------------------------------------------------------
               Present value of net minimum capital lease payments                       67
          Less current maturities of capital lease obligation                            67
          ---------------------------------------------------------------------------------
               Obligation under capital lease, excluding current maturities     $        --
          =================================================================================

          Total rent expense under operating leases amounted to $350, $211, and $138 for the years ended March 31, 1999, 1998, and 1997, respectively.
               The land leases provide for contingent rentals in excess of minimum rental commitments based on a percentage of the Company's sales. Contingent rentals for the years ended March 31, 1999, 1998 and 1997 were not significant.
               The State of Hawaii has agreed to allow the Company to lease an additional 93 acre parcel on a year to year basis, until such time that the Company determines the need for a longer lease term. The current lease agreement is effective through December 31, 1999. In January 1999, the Company negotiated a deferral of lease rent with the State of Hawaii on the 93 acre parcel. The term of the deferral is for one year effective January 1999. Under the deferral agreement, one-half of the monthly fixed fee, or $5 per month, may be deferred until December 31, 1999. Interest on all deferred rent is being charged to the Company at an annual rate of 5%. The deferred portion of rent for this parcel and interest related to this agreement are being expensed each period for financial statement purposes.


NOTE 6    SERIES C PREFERRED STOCK

          Series C preferred stock is convertible into common stock at the rate of one share of preferred stock for five shares of common stock through February 23, 2000, after which date the conversion feature is no longer applicable. Series C preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and has a preference in liquidation over all other series of preferred stock of $5 per share plus any accumulated but unpaid dividends. Holders of Series C preferred stock are entitled to 8% cumulative annual dividends at the rate of $.40 per share; cumulative dividends in arrears as of March 31, 1999 amount to $ 2,326 ($3.91 share). Upon conversion of Series C preferred stock, cumulative dividends in arrears on converted shares are no longer payable. The amount of cumulative dividends foregone due to conversion during the year ended March 31, 1999 was nil ($457 in 1998 and nil in 1997). The consent of Series C preferred stockholders is required to modify their present rights or sell all or substantially all of the Company's assets.

NOTE 7    STOCK OPTIONS AND WARRANTs

                    Stock Options
          In August 1995, the stockholders of the Company approved the Company's 1995 Stock Option Plan (the "1995 Plan"), reserving a total of 400,000 shares of common stock for issuance under the Plan. In September 1997, the stockholders approved an amendment to the 1995 Plan which increased the number of shares reserved for issuance under the Plan from 400,000 to 800,000. The 1995 Plan provides for the issuance of both incentive and non-qualified stock options. Options are to be granted at or above the fair market value of the Company's common stock at the date of grant and generally become exercisable over a five-year period.
               The Company  also has a  Non-employee  Director  Stock Option and
          Stock Grant Plan, which was approved by stockholders in 1994 (the "1994 Plan"). Under the 1994 Plan, and upon election to the Board of Directors, non-
          employee directors are granted a ten-year option to purchase 3,000 shares of Company's common stock at its fair market value on the date of grant. In addition, on the date of each Annual Meeting of Stockholders in each year that the 1994 Plan is in effect, each non-employee director continuing in office will be automatically granted, without payment, 2,000 shares of common stock that is non-transferable for six months following the date of grant. Grants of 4,000, 8,000 and 6,000 shares of common stock were made under the 1994 Plan in September 1998 and 1997 and 1996, respectively. Expense recognized as a result of these stock grants amounted to $6, $47, and $37 for the years ended March 31, 1999, 1998 and 1997, respectively.
               At March 31, 1999, there were 302,600 additional shares available for grant under the 1995 Plan and 53,000 additional shares available under the 1994 Plan. The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $2.53, $4.72, and $6.02, respectively, on the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions:
          1999 -- expected dividend yield of 0%, risk-free interest rate of 5.6%, expected volatility of 98%, and an expected life of 5.7 years; 1998 -- expected dividend yield of 0%, risk-free interest rate of 6.6%, expected volatility of 99%, and an expected life of 4.5 years; 1997 -- expected dividend yield of 0%, risk-free interest rate of 6.6%, expected volatility of 130%, and an expected life of 4.1 years.
               The Company applies the provisions of APB Opinion No. 25 in accounting for employee stock-based compensation and, accordingly, no compensation cost has been recognized for its employee stock options in the accompanying financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its employee stock options under SFAS No. 123, the Company's net income (loss) available to common stockholders and net income (loss) per Common share would have been as reflected in the pro forma amounts below:

                                                                                  1999              1998            1997
          ===============================================================================================================
          Net income (loss) available
              to Common stockholders              As reported                $   (2,795)       $     (589)    $     3,865
                                                  Pro forma                  $   (3,282)       $   (1,041)    $     3,444
          Net income (loss) per Common share      As reported    Basic       $    (0.21)       $    (0.05)    $      0.31
                                                                 Diluted     $    (0.21)       $    (0.05)    $      0.25
                                                  Pro forma      Basic       $    (0.24)       $    (0.08)    $      0.27
                                                                 Diluted     $    (0.24)       $    (0.08)    $      0.23

          Pro forma net income (loss) available to Common stockholders and net income (loss) per common share information reflect only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) available to common stockholders and net income (loss) per common share amounts presented above because compensation cost is reflected over the options' vesting period of 5 years, and compensation cost for options granted prior to April 1, 1995 is not considered.
               Stock option activity during the periods indicated is as follows:

                                                                      Weighted-
                                           Number of                    average
                                              shares             exercise price
          =====================================================================
          Balance at March 31, 1996          419,700                  $    2.24
               Granted                       166,000                       7.30
               Exercised                     (57,912)                       .85
               Forfeited                    (107,400)                      1.31
          ---------------------------------------------------------------------
          Balance at March 31, 1997          420,388                       4.42
               Granted                       125,000                       6.31
               Exercised                     (84,750)                      1.21
               Forfeited                     (53,913)                      5.87
          ---------------------------------------------------------------------
          Balance at March 31, 1998          406,725                       5.48
               Granted                       213,600                       3.22
               Expired                       (20,000)                      6.63
               Forfeited                     (24,950)                      4.81
          ---------------------------------------------------------------------
          Balance at March 31, 1999          575,375                  $    4.63
          =====================================================================

          The  following  table  summarizes   information  about  stock  options
          outstanding at March 31, 1999:

                                        Options Outstanding                                                Options Exercisable
          --------------------------------------------------------------------------------------------------------------------------
               Range of      Number outstanding   Weighted-avg. remaining       Weighted-avg.   Number exercisable     Weighted-avg.
          exercise prices           at 3/31/99           contractual life      exercise price           at 3/31/99    exercise price
          ==========================================================================================================================
          $.94 to $1.63                  76,175                 1.1 years            $   1.01               70,175          $   0.96
          $3.13 to $3.75                197,300                 4.8 years            $   3.28                   --          $     --
          $5.13 to $7.63                301,900                 2.3 years            $   6.42              151,000          $   6.24
          --------------------------------------------------------------------------------------------------------------------------
          $.94 to $7.63                 575,375                 3.0 years            $   4.63              221,175          $   4.56
          ==========================================================================================================================

                    Warrants
          At March 31, 1999, the Company has warrants outstanding to acquire 25,000 shares of the Company's common stock. The warrants were granted in consideration for services provided by a third party, exercisable at $1.00 per share, and expire in September, 1999. Warrants to acquire 107,880, and 668,120 shares of common stock were exercised at average prices of $.41 and $.45 in 1998 and 1997, respectively.

NOTE 8    MAJOR CUSTOMERS AND EXPORT SALES

          Sales to major customers for the years ended March 31, 1999, 1998 and 1997 are summarized as follows (percent of product sales):

                                         1999           1998            1997
          ==================================================================
          Customer A                       *%             *%             34%
          Customer B                      11%             *%              *%
          -------------------------------------------------------------=----
                                          11%             *%             34%
          ==================================================================
          *Less than 10% of product sales.

          Net product sales by geographic area for the years ended March 31, 1999, 1998 and 1997 are summarized as follows:

                                                                        1999                    1998                      1997
          =======================================================================================================================
          United States                                           $4,075     60%          $4,297     56%           $ 4,303     38%
          Canada/South America                                       426      6%             404      5%               851      8%
          The Netherlands                                            717     11%             496      7%               499      4%
          Europe, excluding the Netherlands                          498      7%             788     10%               793      7%
          China                                                       50      1%             358      5%             3,905     34%
          Asia/Pacific, excluding China                              972     15%           1,284     17%             1,048      9%
          -----------------------------------------------------------------------------------------------------------------------
                                                                  $6,738    100%          $7,627    100%           $11,399    100%
          =======================================================================================================================

          Foreign product sales transactions are consummated in U.S. dollars.

NOTE 9    INCOME TAXES

          The components of income tax expense (benefit) are as follows for the years ended March 31, 1999, 1998 and 1997:

                                               1999          1998          1997
          =====================================================================
          Current
               Federal                        $  --         $ (13)        $ 138
               State                           (289)         (185)          235
          ---------------------------------------------------------------------
                                               (289)         (198)          373
          ---------------------------------------------------------------------
          Deferred
               Federal                           --           314          (352)
               State                             --            59           (21)
          ---------------------------------------------------------------------
                                                 --           373          (373)
          ---------------------------------------------------------------------
                                              $(289)        $ 175         $  --
          =====================================================================

          A reconciliation of the amount of income taxes computed at the federal statutory rate of 34% to the amount reflected in the Company's consolidated statements of operations for the years ended March 31, 1999, 1998 and 1997 follows:

                                                                                               1999           1998             1997
          ==========================================================================================================================
          Amount at the federal statutory income tax rate                                     $(968)         $ (43)         $ 1,414
          State income taxes, net of federal income tax effect                                 (191)           (83)             141
          Benefit of operating loss carryforwards                                                --             --           (1,328)
          Change in the beginning-of-the-year balance of the valuation allowance
             for deferred tax assets                                                            889            270             (213)
          Other                                                                                 (19)            31              (14)
          --------------------------------------------------------------------------------------------------------------------------
                                                                                              $(289)         $ 175          $    --
          ==========================================================================================================================

          The significant components of deferred income tax expense (benefit) for the years ended March 31, 1999, 1998 and 1997 are as follows:

                                                                                                 1999            1998          1997
          ==========================================================================================================================
          Deferred tax expense (benefit), exclusive of the change in beginning-of-the-year
             valuation  allowance  balance                                                       $ (889)       $   103       $ (160)
          Increase (decrease) in beginning-of-the-year balance of the valuation allowance
             for deferred tax assets                                                                889            270         (213)
          --------------------------------------------------------------------------------------------------------------------------
                                                                                                 $   --        $   373       $ (373)
          ==========================================================================================================================

          The tax effects of temporary differences related to various assets, liabilities and carryforwards that give rise to deferred tax assets and deferred tax liabilities as of March 31, 1999 and 1998 are as follows:

                                                                                                                 1999          1998
          ==========================================================================================================================
          Deferred tax assets:
              Net  operating  loss  carryforwards                                                             $ 2,020       $   441
              Tax  credit  carryforwards                                                                          252           255
              Other                                                                                               200           156
          --------------------------------------------------------------------------------------------------------------------------
               Gross deferred tax assets                                                                        2,472           852
          Less valuation  allowance                                                                            (1,293)         (404)
          --------------------------------------------------------------------------------------------------------------------------
                 Net deferred tax assets                                                                        1,179           448
          Deferred tax liability  --  equipment and leasehold improvements, principally due to
             differences in depreciation and amortization                                                     (1,179)         (448)
          --------------------------------------------------------------------------------------------------------------------------
                 Net deferred tax asset                                                                       $    --       $    --
          ==========================================================================================================================

          The valuation allowance for deferred tax assets as of April 1, 1998, 1997 and 1996 was $404, $134, and $1,675, respectively. The valuation allowance increased by $889 and $270 during the years ended March 31, 1999 and 1998, respectively, and decreased by $1,541 during the year ended March 31, 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
               Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 1999. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
               At March 31, 1999, the Company has tax net operating tax loss carryforwards and tax credit carryforwards available to offset future federal income taxes as follows:

                                                                                             Research and
                                        Net operating              Investment             experimentation
          Expires March 31,                    losses             tax credits                 tax credits
          ===============================================================================================
          2000                            $        --             $        --                  $       14
          2001                                     --                      14                          15
          2002                                     --                      --                          22
          2003                                     --                      --                          15
          2004                                     --                      --                          52
          2005                                     --                      --                           5
          2006                                    400                      --                          --
          2011                                     --                      --                          23
          2012                                     44                      --                           9
          2013                                  1,601                      --                          --
          2019                                  3,558                      --                          --
          -----------------------------------------------------------------------------------------------
                                         $      5,603            $         14                 $       155
          ===============================================================================================

          In addition, at March 31, 1999, the Company has alternative minimum tax credit carryforwards of approximately $83 which are available to reduce future federal regular income taxes over an indefinite period.
               At March 31, 1999, the Company has tax net operating loss carryforwards of $1,098, which expire March 31, 2019, available to offset future Hawaii state taxable income.
               Investment tax credits will be recorded as a reduction of the provision for federal income taxes in the year realized.

NOTE 10   FAIR VALUE OF FINANCIAL INSTRUMENTS

          SFAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.
               The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of March 31, 1999 and 1998:

                    Cash and Cash Equivalents
          The carrying amounts approximate fair value because of the short-term nature of these instruments.

                    Short-Term Revolving Line of Credit
          The carrying value of the short-term revolving line of credit approximates fair value because the instruments reprice monthly at market rates.

                    Note Payable
          The carrying value of the note payable approximates fair value because the instruments reprice quarterly at market rates.

                    Long-Term Debt
          The carrying amounts approximate fair value because the instruments reprice monthly or quarterly at market rates.

NOTE 11   PROFIT SHARING PLAN

          The Company sponsors a 401(k) profit sharing plan for all associates not covered under a separate management incentive plan. Under the 401(k) profit sharing plan, 5% of pre-tax profits are allocated based on gross wages to non-management associates on a quarterly basis. Fifty percent of each associate's profit sharing bonus is distributed in cash on an after-tax basis, with the remainder deposited in each associate's 401(k) account on a pre-tax basis with a six year vesting schedule, based on years of service with the Company. All associates may make voluntary pre-tax contributions to their 401(k) accounts. Compensation expense relative to this plan was nil for the years ended March 31, 1999 and 1998, and $219 for the year ended March 31, 1997.

NOTE 12   COMMITMENTS AND  CONTINGENCIES

          On July 13, 1998, the Company filed a complaint (Case No. CV98-00600) in United States District Court for the District of Hawaii ("Court") against Aquasearch, Inc. ("Aquasearch"), seeking declaratory judgement of patent noninfringement, patent invalidity, and non-misappropriation of trade secrets relating to closed culture production of astaxanthin. The complaint was filed in response to assertions by Aquasearch regarding its alleged intellectual property rights. Aquasearch has answered the complaint and filed counter claims alleging patent infringement, trade secret misappropriation, unfair competition and breach of contract. The Court has granted Cyanotech's motion to amend its complaint against Aquasearch to add claims of misappropriation of trade secrets regarding open pond technology, unfair competition and breach of contract. The Company is pursuing this litigation vigorously. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.
               As of March 31, 1999, the Company had a commitment for a suspended construction project on a 93 acre parcel (see Note 3).

NOTE 13   FINANCIAL  CONDITION AND LIQUIDITY AND SUBSEQUENT EVENTS

          The consolidated financial statements at March 31, 1999 have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. During the years ended March 31, 1999 and 1998, the Company incurred losses of $2,557 and $300, respectively. During these two fiscal years, the Company has experienced declining sales which management believes can be attributed to increased competition for sales of Spirulina products in all of its major markets. The major effect of the decrease in sales has been a significant decrease in liquidity. Due to the significant decrease in sales and the decline in working capital, the Company has taken action to reduce expenditures and obtain additional sources of external financing while concurrently continuing to diversify its product offerings and explore opportunities for expanding the markets for its products. Management believes that this plan may increase revenues and return the Company to profitability. As discussed in Note 4 the Company is in technical default on certain debt. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreement, to obtain additional financing or refinancing as may be required, to attain profitability, or a combination thereof. The Company is seeking other possible sources of external financing, but unless it is successful there may be liquidity shortfalls in future periods. There can be no assurance that the Company will be successful in obtaining additional financing or will have sufficient cash resources to support its continued operations. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
               In June,  1999, the Company reached an agreement with Norsk Hydro
          ASA ("Norsk Hydro") to produce and market NatuRose natural astaxanthin. Under the agreement, Norsk Hydro will participate in the optimization of the Cyanotech production technology for astaxanthin. Upon successful completion of the optimization program, the two companies intend to enter into a joint venture that will be owned 51% by Norsk Hydro and 49% by Cyanotech. The intention of the joint venture is to build and operate a NatuRose facility in Kailua-Kona, Hawaii. Norsk Hydro will have worldwide exclusive rights to distribute the NatuRose product into the aquaculture and animal pigmentation and nutrition markets; Cyanotech will retain worldwide exclusive rights to distribute the NatuRose product into the human nutrition markets. The Company's assessment of the impairment of certain long-lived assets as of March 31, 1999 is predicated on the consummation and commercial success of this joint venture. Failure to consummate the joint venture arrangement and/or failure by the joint venture to achieve expected commercial results may result in the impairment of such long-lived assets.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors Cyanotech Corporation:

          We have audited the accompanying consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech Corporation and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999 in conformity with generally accepted accounting principles.

          The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 13 to the consolidated financial statements, the Company has suffered recurring losses from operations and has limited sources of additional liquidity that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


          KPMG LLP

          Honolulu, Hawaii
          May 14, 1999, except as to the second paragraph of note 3, the second paragraph of note 4 and the second paragraph of note 13, which are as of July 13, 1999

                       Selected Quarterly Financial Data

                                                              First          Second           Third          Fourth           Total
          ($ in thousands, except share data)               Quarter         Quarter         Quarter         Quarter            Year
          =========================================================================================================================
          1999
          Net sales                                         $ 1,763         $ 1,525         $ 1,675         $ 1,775         $ 6,738
          Gross profit                                          179             401             122             271             973
          Net loss                                             (631)           (442)           (719)           (765)         (2,557)
          Net loss per common share
               Basic                                          (0.05)          (0.04)          (0.06)          (0.06)          (0.21)
               Diluted                                        (0.05)          (0.04)          (0.06)          (0.06)          (0.21)

          1998
          Net sales                                         $ 1,774         $ 2,053         $ 1,564         $ 2,236         $ 7,627
          Gross profit                                          872             885             542             838           3,137
          Net income (loss)                                     125             (54)           (286)            (85)           (300)
          Net income (loss) per common share
               Basic                                           0.00           (0.01)          (0.03)          (0.01)          (0.05)
               Diluted                                         0.00           (0.01)          (0.03)          (0.01)          (0.05)

OFFICERS

Gerald R. Cysewski, Ph.D
President, Chief Executive Officer
and Chairman of the Board

Glenn D. Jensen
Vice President - Operations

Larry L. Line
Vice President -
Sales and Marketing
President, Nutrex, Inc.

Kelly J. Moorhead
Vice President -
Product Development

Ronald P. Scott
Executive Vice President -
Finance & Administration
Treasurer and Secretary



BOARD OF DIRECTORS

Gerald R. Cysewski, Ph.D
Eric H. Reichl 1,2
Ronald P. Scott
John T. Waldron  1,2
Paul C. Yuen, Ph.D 1,2

1 Member of the Audit Committee
2 Member of the Compensation and
  Stock Option Committee

CORPORATE INFORMATION

Corporate Headquarters
Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy.
Suite 102
Keahole Point
Kailua-Kona, HI 96740
Tel (808) 326-1353
Fax (808) 329-3597

Wholly-Owned Subsidiaries
Nutrex, Inc.
Cyanotech International FSC, Inc.

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
Shareholder Relations
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645

Independent Accountants
KPMG LLP
Honolulu, HI 96812-4150

Legal Counsel
Goodsill Anderson Quinn & Stifel
Honolulu, HI 96801-3196

Form 10-K
A copy of Cyanotech's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:
          Secretary,
          Cyanotech  Corporation
          73-4460 Queen Kaahumanu Hwy.
          Suite 102
          Kailua-Kona, HI 96740

Notice of Annual Meeting
The 1999 annual meeting of stockholders will be held on Thursday, August 26, 1999, at 2:00 p.m. at
King  Kamehameha's  Kona Beach Hotel
75-5660  Palani Road
Kailua-Kona, Hawaii 96740

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

Three Months Ended                       High               Low
===============================================================
1999
March 31, 1999                        $  1.25           $  0.88
December 31, 1998                     $  1.75           $  0.91
September 30, 1998                    $  3.69           $  1.50
June 30, 1998                         $  4.44           $  3.13

1998
March 31, 1998                        $  4.06           $  2.50
December 31, 1997                     $  5.75           $  2.44
September 30, 1997                    $  6.38           $  4.25
June 30, 1997                         $  7.13           $  4.75

Cyanotech has never declared or paid cash dividends on its Common Stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on Series C Preferred Stock or Common Stock in the foreseeable future.
     The approximate number of record holders of outstanding Common Stock as of June 28, 1999 was 1,410.

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