Form 10-K, Exhibit 13
period 2000-03-31
CYANOTECH CORP
filed 2000-06-28
CIK 768408

PROFILE

Cyanotech Corporation produces high-value natural products from microalgae, and is the world's largest commercial producer of natural astaxanthin from microalgae. Products include BioAstinTM, a natural astaxanthin product for use as human nutritional supplement; NatuRose(R) natural astaxanthin used worldwide in the aquaculture and animal feed industry; Spirulina Pacifica(R), a nutrient-rich dietary supplement; and phycobiliproteins, which are fluorescent pigments used in the immunological diagnositics market. Corporate and product information is available at http://www.cyanotech.com

SELECTED FINANCIAL DATA

                                                                     Years ended March 31,

($ in thousands, except per share data)        2000          1999            1998            1997            1996
                                          -----------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                 $   7,398     $   6,738       $   7,627       $  11,399       $   8,081
Gross profit                                  1,503           973           3,137           6,809           4,563
Impairment of long-lived assets               2,796            --              --              --              --
Income (loss) from operations (a)            (4,312)       (2,642)           (300)          3,751           2,571
Net income (loss) (a)                        (4,485)       (2,557)           (300)          4,159           2,509
Net income (loss) per common share
          Basic (a)                       $   (0.34)    $   (0.21)      $   (0.05)      $    0.31       $    0.22
          Diluted (a)                     $   (0.34)    $   (0.21)      $   (0.05)      $    0.25       $    0.17
Average Shares Outstanding
          Basic                              13,775        13,602          12,909          12,583           9,583
          Diluted                            13,775        13,602          12,909          16,598          14,502

SELECTED BALANCE SHEET DATA
Cash and investment securities            $     405     $     323       $   1,397       $   6,729       $   9,409
Working capital                               2,094           917           2,596           9,065           9,749
Total assets                                 19,689        23,621          25,667          26,015          19,716
Long-term debt and capital lease
         obligations, excluding current
         maturities                           1,307            13             129             559             838
Stockholders' equity                         16,645        20,707          23,174          23,335          17,316

       (a) Loss from operations, net loss and net loss per common share for the year ended March 31, 2000 reflect the effect of an asset impairment charge of $2,796. For further detail, see the sections "Operating Expenses-Impairment of Long-Lived Assets" and "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations from the Company's fiscal 2000 Annual Report.

CHART

TO OUR STOCKHOLDERS

Fiscal 2000 was a turnaround period for Cyanotech.   The  actions we took during
the year, and previously, to cut costs and increase revenues have begun to result in steady improvements in performance.

Cyanotech enters the new millenium well positioned to capitalize on what could become sustained growth in demand for our innovative microalgae products.

WHY THIS OPTIMISM?

* Cyanotech is clearly a leader in microalgae production and the only large commercial producer of natural astaxanthin from microalgae. We have operated our production facility on a consistent basis since 1985 and have the capacity to deliver a large volume of high-margin products. We also control additional acreage to quickly increase our production capacity.

* We have a broader product base than ever before with our Spirulina Pacifica nutritional supplement and our two natural astaxanthin products -- NatuRose for animal pigmentation and BioAstin for human nutritional needs.

* We are developing a broader customer base worldwide with sales reaching throughout North and South America, Europe, Asia and the Indian subcontinent. International business represents about 50% of net sales.

Our program to commercialize microalgae production and to emerge as a company with multiple market-leading products has been successful. We believe Cyanotech is leveraged to increase sales and production quickly, substantially and profitably.

SPIRULINA DEMAND GROWING AGAIN

Cyanotech's Spirulina product is the leader in quality. Because of this, we experienced an increase in demand from existing as well as new customers during fiscal 2000. Recently, we completed a preliminary agreement to supply a company marketing Spirulina in India, a country with an estimated 200 million middle and upper income consumers.

NATUROSE ACCEPTANCE INCREASING

With numerous feeding trials successfully completed, NatuRose is becoming generally accepted in the aquaculture industry as a "natural" pigment source. Prices of synthetic astaxanthin are lower than NatuRose prices, but we have decided to maintain a price level consistent with our product's quality for aqualculture producers seeking a natural pigment.

Although we had planned for NatuRose to become a key driver of our business, the development of our higher-margin human astaxanthin product has caused us to place NatuRose in the perspective of an active part of a broader product mix.

BIOASTIN: EXTRAORDINARY PROMISE

We launched BioAstin in August 1999 after receipt of clearance by the Food and Drug Administration (FDA) to market it for human nutritional use and began marketing directly in January 2000. The response to the product has been enthusiastic and is growing.

While not a panacea, BioAstin appears to have several beneficial effects on human health. We are in the process of securing patent protection for four of these health benefits, including amelioration of carpal tunnel syndrome, protection from sunburn by ultraviolet rays, treatment of fever blisters (cold sores) and canker sores, and reduction of muscle soreness after strenuous exercise.

In June 2000, we initiated our first clinical trial for BioAstin to establish the beneficial effect for carpal tunnel syndrome. A successful completion of the trial will allow us to petition the FDA to make a label claim for that benefit.

As the world's largest producer of natural astaxanthin, our intent is to secure a proprietary position for major health claims and develop a unique line of products that address specific health concerns. Validation of BioAstin's value for human nutrition should allow us to finalize distribution alliances with major end-product manufacturers and place BioAstin fully in the marketplace.

GROWTH GOING FORWARD

Cyanotech has achieved a sounder financial condition to pursue its growth objectives. In April 2000, we refinanced a $1.6-million credit facility with a $3.5-million, 10-year term loan at market rate. In May 2000, we completed a private placement of convertible subordinated debentures providing $1.1 million in net proceeds.

We are operating 67 culture ponds on 90 acres with all systems working well, and are continuing to increase efficiency and productivity. We are also seeking to balance sales among our products and by product type to achieve higher margins overall. Depending upon this mix, our 90 acres could generate from $12 million to $35 million or more in annual revenue.

We control an adjacent 93 acres that have been partially graded for new culture ponds. These ponds and added infrastructure would cost about $18 million to fully complete. If the current sales trend continues, we hope to begin expanding onto a portion of this acreage in fiscal 2001 using internally generated funds, if available. Depending on the product mix, this additional acreage could potentially generate in excess of $35 million in annual revenue when fully developed.

We look forward to reporting positive results as the year progresses.


Gerald R. Cysewski, Ph.D.
Chairman, President and CEO

June 27, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                             RESULTS OF OPERATIONS

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated.

YEARS ENDED MARCH 31,                               2000                  1999                   1998
                                        -------------------     -----------------     ------------------
Net sales                                          100.0 %               100.0 %                100.0 %
Cost of sales                                       79.7                  85.6                   58.9
                                        -------------------     -----------------     ------------------
Gross Profit                                        20.3                  14.4                   41.1
                                        -------------------     -----------------     ------------------

OPERATING EXPENSES:
     Research and development                        7.0                  13.3                    8.8
     General and administrative                     21.3                  26.5                   17.3
     Sales and marketing                            12.5                  13.8                   18.9
     Impairment of long-lived assets                37.8                   --                     --
                                        -------------------     -----------------     ------------------
       Total operating expenses                     78.6                  53.6                   45.0
                                        -------------------     -----------------     ------------------
        Loss from operations                       (58.3)                (39.2)                  (3.9)
                                        -------------------     -----------------     ------------------

OTHER INCOME (EXPENSE):
     Interest income                                 0.1                   0.2                    2.6
     Interest expense                               (3.8)                 (2.6)                  (0.4)
     Other income (expense), net                     1.1                  (0.6)                   0.1
                                        -------------------     -----------------     ------------------
       Total other income (expense)                 (2.6)                 (3.0)                   2.3
                                        -------------------     -----------------     ------------------

Loss before income taxes                           (60.9)                (42.2)                  (1.6)
Income taxes                                         0.3                   4.3                   (2.3)
                                        -------------------     -----------------     ------------------
       Net loss                                    (60.6)%               (37.9)%                 (3.9)%
                                        ===================     =================     ==================


FISCAL 2000 COMPARED TO FISCAL 1999

Net Sales

Net sales for the year ended March 31, 2000 were $7,398,000, a increase of 9.8% from net sales of $6,738,000 for the year ended March 31, 1999. The increase in net sales during the year ended March 31, 2000 is primarily due to increased sales of bulk Spirulina tablets and natural astaxanthin products (both NatuRose and BioAstin, offset in part by lower sales of bulk Spirulina powder and packaged consumer products.

        International sales represented 46% and 40% of total net sales for the year ended March 31, 2000 and 1999, respectively. This increase was primarily due to higher sales of bulk Spirulina products to Spirulina International, BV, a Spirulina marketing and distribution company based in the Netherlands. Sales to this customer accounted for 23% of net sales for the year ended March 31, 2000, compared to 11% for the year ended March 31, 1999, and less than 10% for the year ended March 31, 1998.

Gross Profit

Gross profit represents net sales less the cost of goods sold, which includes the cost of materials, manufacturing overhead costs, direct labor expenses and depreciation and amortization. Gross profit increased to 20.3% of net sales for the year ended March 31, 2000, from 14.4% of net sales for the year ended March 31, 1999. This improvement in gross profit from the prior year is primarily attributable to increased sales of higher margin bulk tablets and decreased natural astaxanthin production costs, offset in part by increased Spirulina production costs related to operating at limited production levels which were below optimal manufacturing efficiency during the first six months of fiscal 2000.
                                       4

Operating Expenses

Operating expenses for the year ended March 31, 2000 increased to $5,815,000, an increase of 60.9% from the $3,615,000 of operating expenses reported for the year ended March 31, 1999, primarily due to the recognition of an asset impairment charge of $2,796,000, related to the Company's strategic decision to discontinue joint venture negotiations with Norsk Hydro ASA (Norsk Hydro). In accordance with the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company was obligated to record the asset impairment charge on the construction-in-progress balance related to the 93-acre astaxanthin expansion project. If the effect of this impairment charge is omitted for the purposes of comparison, operating expenses during the year ended March 31, 2000 amounted to $3,019,000, a decrease of 16.5% from $3,615,000 recorded for the year ended March 31, 1999.

        Research and Development Expenditures for research and development decreased 42.6 % to $514,000 for the year ended March 31, 2000, from $895,000 for the year ended March 31, 1999. The decrease from the prior year resulted primarily from reduced personnel expenditures and lower outside service expenses due to completion of development work to improve production technology for natural astaxanthin during the prior fiscal year, and suspension of research work on the mosquitocide project and the Aldolase Catalytic Antibody 38C2 project.

        General and Administrative General and administrative expenses decreased 11.7% to $1,578,000 for the year ended March 31, 2000, from $1,788,000 for the year ended March 31, 1999. The decrease from the prior year is primarily due to lower legal costs related to the ongoing patent litigation with Aquasearch, Inc. (Aquasearch), (see Note 13, "Commitments and Contingencies" in Notes to Consolidated Financial Statements).

        Sales and Marketing   Sales and marketing expenses decreased slightly to
$927,000 for the year ended March 31, 2000, from $932,000 for the year ended March 31, 1999.

        Impairment of Long-Lived Assets In June 1999, we reached a preliminary agreement with Norsk Hydro to produce and market NatuRose natural astaxanthin product in a joint venture that would be owned 51% by Norsk Hydro and 49% by Cyanotech. The intention of the joint venture was to build and operate a NatuRose production facility in Kailua-Kona, Hawaii. While this arrangement was being finalized, the Company continued to independently develop its natural astaxanthin production technology and subsequently made significant improvements. The Company decided not to finalize the joint venture relationship.

        As a result of the Company's decision to end the negotiations, the projected future cash flows that were expected from the Norsk Hydro joint venture were reduced to zero. In accordance with the provisions of SFAS No. 121, an impairment loss is to be recognized whenever the projected future cash flows from an asset are less than the carrying value of that asset. The Company recorded a non-cash asset impairment charge of $2,796,000 on the construction-in-progress balance related to this project. The impaired asset consisted primarily of the accumulated cost of the grading work done on the 93-acre facility and construction contract termination costs incurred.

Other Expense

Other expense for the year ended March 31, 2000, did not change materially from fiscal year 1999.

Income Taxes

The income tax benefit of $20,000 for the year ended March 31, 2000 represents an adjustment to increase the estimated tax refund of Hawaii State income taxes resulting from the carryback of net operating losses generated in fiscal 1999 and compares with $289,000 of income tax benefit recorded for the prior fiscal year.

Net Loss

The Company recorded a net loss of $4,485,000 for the year ended March 31, 2000, of which $2,796,000 represents the effect of the aforementioned asset impairment charge. If the effect of this asset impairment charge is omitted for comparison purposes, the Company recorded a loss of $1,689,000 for the year ended March 31, 2000, an improvement in results of 34% over the net loss of $2,557,000 for the year ended March 31, 1999. This improvement in results is primarily attributable to increased sales of bulk Spirulina products, decreased cost of product sales and lower operating expenses.

FISCAL 1999 COMPARED TO FISCAL 1998

Net Sales

Net sales for the year ended March 31, 1999 were $6,738,000, a decrease of 11.7% from net sales of $7,627,000 for the year ended March 31, 1998. The decrease in net sales during the year ended March 31, 1999 was primarily due to reduced shipment volume of bulk Spirulina products, lower average selling prices for bulk Spirulina products, and decreased sales of packaged consumer products.

Gross Profit

Gross profit decreased to 14.4% of net sales for the year ended March 31, 1999, from 41.1% of net sales for the year ended March 31, 1998. This decrease in gross profit from the prior year was primarily attributable to an increase in depreciation expense of $391,000, costs associated with producing NatuRose at limited production levels which were below optimal manufacturing efficiency, lower per unit selling prices of bulk Spirulina, estimated product potency losses in NatuRose finished goods inventory and increased Spirulina production costs incurred in restarting previously idled Spirulina culture ponds.

Operating Expenses

Operating expenses for the year ended March 31, 1999 increased to $3,615,000, an increase of 5.2% from the $3,437,000 of operating expenses reported for the year ended March 31, 1998, primarily due to increased general and administrative and research and development expenses, offset in part by reduced sales and marketing expenses.

         Research and Development Expenditures for research and development increased 32.2 % to $895,000 for the year ended March 31, 1999, from $677,000 for the year ended March 31, 1998. The increase from the prior year was primarily the result of research work done on the mosquitocide project, the Aldolase Catalytic Antibody 38C2 project, additional costs related to new product development and higher costs related to developing our PhytoDome CCS closed culture technology.

         General and Administrative General and administrative expenses increased 35.7% to $1,788,000 for the year ended March 31, 1999, from $1,318,000 for the year ended March 31, 1998. The increase from the prior year was primarily due to increased legal fees related to the ongoing patent litigation with Aquasearch (see Note 13, "Commitments and Contingencies" in Notes to Consolidated Financial Statements), and increased depreciation expense.

         Sales and Marketing Sales and marketing expenses decreased 35.4% to $932,000 for the year ended March 31, 1999, from $1,442,000 for the year ended March 31, 1998. The decrease from the prior year was primarily due to reduced personnel, advertising and consulting service expenditures dictated by lower sales.

Other Income (Expense)

Other expense was $204,000 for the year ended March 31, 1999, compared to other income of $175,000 for the year ended March 31, 1998, a difference of $379,000. This resulted from a decrease in interest income due to a decrease in investment securities and an increase in interest expense due to an increase in outstanding, interest-bearing debt.

Income Taxes

The income tax benefit of $289,000 for the year ended March 31, 1999 represents the estimated tax refund of Hawaii State income taxes resulting from the carryback of net operating losses generated in fiscal 1999.

Net Loss

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

                             VARIABILITY OF RESULTS

Cyanotech Corporation was formed in 1983 and did not become profitable on an annual basis until fiscal 1992 (the twelve month period ended December 31,
1992). From fiscal 1992 through fiscal 1997, the Company had total net sales of $29,401,000 and total net income of $7,931,000. In fiscal 1998, 1999 and 2000, the Company had net sales of $7,627,000, $6,738,000 and $7,398,000 and net losses of $300,000, $2,557,000 and $4,485,000, respectively. As of March 31,
2000, our accumulated deficit was $7,803,000. There can be no assurance that we will return to generating profits on either a quarterly or an annual basis. We have experienced significant quarterly fluctuations in operating results and anticipate that these fluctuations may continue in future periods. Future operating results may fluctuate as a result of changes in sales levels to our largest customers, new product introductions, production difficulties, weather patterns, the mix between sales of bulk products and packaged consumer products, start-up costs associated with new facilities, expansion into new markets, sales promotions, competition, increased energy costs, the announcement or introduction of new products by our competitors, changes in our customer mix, overall trends in the market for our products, government regulations and other factors beyond our control. While a significant portion of our expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on our forecasts of future sales, if net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the sales shortfall.

                         NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company currently holds no derivative instruments, nor is it currently participating in hedging activities. Management does not expect adoption of SFAS No. 133 will have a material effect on the Company's financial condition, results of operations or liquidity.

                        LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Our working capital at March 31, 2000 amounted to $2,094,000, an increase of $1,177,000 from working capital of $917,000 at March 31, 1999. Our cash and cash equivalents increased by $82,000 to $405,000, primarily from cash flows provided by operations of $343,000, offset in part by cash used in investing and financing activities of $179,000 and $82,000, respectively.

        Cash flows provided by operating activities for the year ended March 31, 2000 amounted to $343,000 compared to cash flows used in operating activities of $874,000 for the year ended March 31, 1999. The improvement in cash flows is due primarily to an increase in net sales of $660,000 and decreases in research and development expenses and general and administrative expenses of $381,000 and $210,000, respectively, for the year ended March 31, 2000 compared to the year ended March 31, 1999, offset in part by changes in current assets and liabilities.

        Cash flows used in investing activities for the year ended March 31, 2000, which is net of $218,000 received from the sale of an office building, decreased significantly to $179,000, down 69.6% from $588,000 for the year ended March 31, 1999.

        Cash flows used in financing activities amounted to $82,000 compared to cash flows provided by financing activities of $388,000 for the year ended March 31, 1999. The primary uses of cash flows in financing activities for the year ended March 31, 2000 were principal payments on long-term debt of $213,000 and satisfaction of capital lease obligations of $67,000, offset in part by proceeds of $237,000 from issuance of common stock and exercise of stock options and warrants, net of issuance costs.

Line of Credit

In July 1998, the Company entered into a Loan and Security Agreement (Agreement) with a lender which provided for up to $3 million in credit facilities, secured by all the assets of the Company. The Agreement contained restrictive covenants, which included among others, the maintenance of minimum consolidated net worth, as defined, and an acceleration clause contingent upon the occurrence of an event with a material adverse effect on the Company, as defined. On July 13, 1999, the lender gave notice to the Company of a default under the Agreement because of the uncertainty of the Company's ability to continue as a going concern. In view of this default, the lender exercised its right under the Agreement effective July 13, 1999, to increase the interest rate on all borrowings from prime plus 2.5% to prime plus 5.5%. Consequently, the Company classified the aggregate outstanding balance on this Agreement of $1,644,000, representing outstanding working capital loans on a revolving basis of $994,000, and an equipment term loan of $650,000, as a current liability in the consolidated balance sheet at March 31, 1999.

        On October 8, 1999, the lender informed the Company of its intent to terminate this Agreement, effective December 31, 1999, and accelerate the repayment of all outstanding borrowings due to the Company being in default on certain financial covenants. In January 2000, the lender amended the letter of October 1999 and extended the termination date to March 31, 2000. In March 2000, the lender provided an additional amendment in the form of a forbearance agreement, which further extended the termination date of the Agreement to April 28, 2000. At March 31, 2000, the aggregate outstanding balance on this Agreement amounted to $1,493,000, representing outstanding working capital loans on a revolving basis of $993,000 and an equipment term loan of $500,000.

Term Loan Agreement - Subsequent Event

On April 21, 2000, the Company executed a Term Loan Agreement (Term Loan) with a new lender which provided for $3.5 million in aggregate credit facilities, secured by substantially all the assets of the Company. The Term Loan has a maturity date of May 1, 2010 and is payable in 120 equal monthly principal and interest payments of approximately $48,000, commencing June 1, 2000. The interest rate under this agreement, in the absence of a default under the Agreement, is the prime rate, as defined, in effect as of the close of business on the first day of each calendar quarter, plus 1% (at April 21, 2000, the prime rate was 9.5%). Interest is calculated on the unpaid balance of principal based on a normal amortization schedule commencing May 1, 2000.

        A warrant to purchase 20,000 shares of the Company's common stock was issued in conjunction with this Term Loan agreement. The warrant expires in April 2011 and has an exercise price of $2.55 per share. The warrant may only be exercised after the Company has repaid the Term Loan in full.

        On April 26, 2000, approximately $1,593,000 of the $3.5 million proceeds from this Term Loan, was used to repay the balance outstanding, including interest and related fees, under the Loan and Security Agreement of July 1998. The Company has classified $186,000 of the outstanding balance of the previous Agreement of $1,493,000 at March 31, 2000, as a current liability in the consolidated balance sheet at March 31, 2000. This amount represents the current portion of the Term Loan agreement due by March 31, 2001.

Convertible Debentures - Subsequent Event

On May 2, 2000, the Company completed a private placement of $1,250,000 principal amount 6% convertible subordinated debentures due April 30, 2002. This transaction provided net proceeds to the Company of approximately $1.1 million. Interest on these debentures is payable quarterly, in arrears, on April 1, July 1, October 1, and January 2 in each year commencing on July 1, 2000, at a rate of 6% per annum. The debentures are convertible into shares of common stock of the Company at a conversion price equal to $1.50 per share, the market price of the Company's common stock at the date of issuance. A warrant to purchase 83,334 shares of the Company's common stock was issued to the placement agent of the debentures, exercisable for five years from the issue date, at $1.80 per share.

Norsk Hydro Joint Venture

        In June 1999, we reached a preliminary agreement with Norsk Hydro, to produce and market NatuRose natural astaxanthin product in a joint venture. During the third quarter of fiscal 2000, the Company decided not to finalize the joint venture relationship. As a result of this strategic decision, the Company recorded a non-cash asset impairment charge of $2,796,000 on the construction-in-progress balance related to this project in accordance with the provisions of SFAS No. 121. The impaired asset consisted primarily of the accumulated cost of the grading work done on the 93-acre facility and construction contract termination costs incurred. For further detail, see the section entitled "Impairment of Long-Lived Assets," located on page 5 in Management's Discussion and Analysis of Financial Condition and Results of Operation.

Construction Commitment

The Company has a commitment with a contractor for the 93-acre expansion project which was suspended in February 1998. In June 1999, the Company reached an agreement with the contractor to resume work on the suspended construction project on or before June 1, 2000. In consideration for the extension of contract, the Company agreed to pay an additional $20,000 at the startup of work and a surcharge of 1.5% on work not completed by September 30, 1999 and a surcharge of 4% on work not completed by September 30, 2000.

        In September 1999, we reached a further agreement with this contractor on terms for indefinite suspension or termination of our contract. This agreement becomes effective only if the suspension agreement dated June 15, 1999, expires without a further agreement to continue the suspension. The contractor has calculated the remaining balance due for work completed under the contract to be $338,000. If the contract expires without a further agreement to continue the suspension, we reached a settlement with the contractor to pay $170,000 for such completed work. The $170,000 is included in accrued expenses in the consolidated balance sheet at March 31, 2000. In the event we choose to proceed with the project at a future date, the contractor reserves the right to negotiate for escalation and remobilization cost increases. If we cannot come to an agreement with the contractor for completion of the project, we may proceed with an alternate contractor after paying the remaining $168,000 plus interest.

        On April 28, 2000, we reached an agreement with the contractor for a modification of the terms of the suspension agreement dated September 1999. The contractor has agreed to extend the date of resumption of work to December 1, 2000. In consideration for this modification, on May 2, 2000 we paid $85,000 of the $170,000 remaining on the contract, with the balance of $85,000 to be paid on or before December 1, 2000. Presently, the 93-acre expansion is dormant and the ultimate decision to proceed with this expansion project is uncertain at this time.

        We believe working capital provided by our Term Loan agreement, convertible debentures and estimated cash flows from operations will be sufficient to sustain operations for fiscal 2001.

Quantitative and Qualitative Disclosures About Market Risk

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments is not material.


                                    OUTLOOK

The Company continues to experience efficiencies from the downsizing and asset management program initiated during the fourth quarter of fiscal 1999. In the last six months of fiscal 2000, our gross profit margin on sales of NatuRose improved due primarily to production efficiencies resulting from the optimization program begun in April 1999. We expect these benefits to continue into future periods. We have also experienced improved sales during quarter three and quarter four of fiscal 2000 due, in large part, to increased demand for our Spirulina products.

        During the last six months of fiscal 2000, the Company initiated sales of its natural astaxanthin product into Chile, the world's second largest salmon producing country, and continued its NatuRose sales in Japan. We believe that our continued sales efforts in Japan, combined with sales into Chile, may lead to increased sales of NatuRose.

        The introduction of BioAstin in January 2000 improved results for the fourth quarter of fiscal 2000. The market for human astaxanthin products is estimated to exceed $1.5 billion annually. The Company has filed patent applications for BioAstin on this product's use in the treatment of fever blisters (cold sores) and canker sores, carpal tunnel syndrome, ultraviolet
(UV) radiation (sunburn) sensitivity and relief of muscle soreness. Patent filings contribute to our business goal of developing proprietary positions for our present and future products and support our strategic plan. By identifying specific health benefits of our products, we can select applications that have profit potential and support our proprietary position. Our strategy is to combine the results of clinical trials with patent protection and to develop strategic alliances with companies that target the specific areas of product application. In March 2000, we initiated a clinical trial for the effects of BioAstin on carpal tunnel syndrome and have plans for other clinical trials on UV radiation protection and muscle soreness. We will be monitoring the results of these studies closely to uncover potential uses of BioAstin for other applications.

        The  Company's  future  results  of  operations and the  other  forward-
looking  statements  contained  in  the Outlook,  in particular  the  statements regarding revenues, gross margin, research and development, capital spending, and clinical trials, involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: business conditions and growth in the natural products industry and in the general economy; changes in customer order patterns, and changes in demand for natural products in general; changes in weather conditions; competitive factors, such as competing Spirulina producers increasing their production capacity and their impact on world market prices for Spirulina; government actions; shortage of manufacturing capacity; and other factors beyond our control.

        Cyanotech believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, as discussed above, all of which are inherently difficult to forecast.
                                       10

                          CONSOLIDATED BALANCE SHEETS

                                                                                                  March 31,
                                                                                        --------------------------
(in thousands, except share data)                                                             2000            1999
                                                                                        ----------      ----------
ASSETS
Current Assets:
        Cash and cash equivalents                                                       $      405      $      323
        Accounts receivable, net of allowance for doubtful
                receivables of $10 in 2000 and $12 in 1999                                   1,613           1,012
        Refundable income taxes                                                                154             273
        Inventories                                                                          1,609           2,105
        Prepaid expenses                                                                        50             105
                                                                                        ----------      ----------
              Total current assets                                                           3,831           3,818
         Equipment and leasehold improvements, net                                          15,746          19,623
         Other assets                                                                          112             180
                                                                                        ----------      ----------
              Total assets                                                              $   19,689      $   23,621
                                                                                        ==========      ==========

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
         Current maturities of long-term debt                                           $      186      $      700
         Short-term revolving line of credit                                                    --             994
         Current maturities of capital lease obligations                                        --              67
         Accounts payable                                                                    1,130             746
         Accrued expenses                                                                      421             394
                                                                                        ----------      ----------
              Total current liabilities                                                      1,737           2,901
         Long-term debt, excluding current maturities                                        1,307              13
                                                                                        ----------      ----------
              Total liabilities                                                              3,044           2,914
                                                                                        ----------      ----------

Stockholders' equity:
         Cumulative  preferred  stock,  Series C,  of $.001 par value
                (aggregate involuntary  liquidation preference $2,355
                ($5 per share),  plus  unpaid cumulative  dividends).
                Authorized  5,000,000  shares; issued and outstanding
                471,031 in 2000 and 595,031 in 1999                                              1               1

         Common  stock  of  $.005  par  value,  authorized 25,000,000 shares  at  March  31,  2000  and  1999;  issued  and
                outstanding   14,582,297   at   March  31,  2000  and
                13,603,572 shares at March 31, 1999                                             73              68

         Additional paid-in capital                                                         24,374          23,956
         Accumulated deficit                                                                (7,803)         (3,318)
                                                                                        ----------      ----------
              Total stockholders' equity                                                    16,645          20,707
                                                                                        ----------      ----------
              Total liabilities and stockholders' equity                                $   19,689      $   23,621
                                                                                        ==========      ==========

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                       Years ended March 31,
                                                                ------------------------------------------------------------
(in thousands, except for per-share data)                                 2000                   1999                   1998
                                                                ==============          =============           ============
Net sales                                                       $        7,398          $       6,738           $      7,627
Cost of sales                                                            5,895                  5,765                  4,490
                                                                --------------          -------------           ------------
     Gross profit                                                        1,503                    973                  3,137
                                                                --------------          -------------           ------------

OPERATING EXPENSES:
Research and development                                                   514                    895                    677
General and administrative                                               1,578                  1,788                  1,318
Sales and marketing                                                        927                    932                  1,442
Impairment of long-lived assets                                          2,796                     --                     --
                                                                --------------          -------------           ------------
     Total operating expenses                                            5,815                  3,615                  3,437
                                                                --------------          -------------           ------------
     Loss from operations                                               (4,312)                (2,642)                  (300)
                                                                --------------          -------------           ------------

OTHER INCOME (EXPENSE):
Interest income                                                             10                     13                    202
Interest expense, net of interest costs capitalized of nil in
        2000 and 1999 and $114 in 1998                                    (282)                  (174)                   (35)
Other income (expense), net                                                 79                    (43)                     8
                                                                --------------          -------------           ------------
     Total other income (expense)                                         (193)                  (204)                   175
                                                                --------------          -------------           ------------
 Loss before income taxes                                               (4,505)                (2,846)                  (125)
     Income taxes                                                           20                    289                   (175)
                                                                --------------          -------------           ------------
     Net loss                                                           (4,485)                (2,557)                  (300)
Undeclared Preferred Stock dividends                                      (237)                  (238)                  (289)
                                                                --------------          -------------           ------------
Net loss available to Common stockholders                       $       (4,722)         $      (2,795)          $       (589)
                                                                ==============          =============           ============

Net loss per Common share
     Basic                                                      $        (0.34)         $       (0.21)          $      (0.05)
                                                                ==============          =============           ============
     Diluted                                                    $        (0.34)         $       (0.21)          $      (0.05)
                                                                ==============          =============           ============
Weighted average number of common shares outstanding
     Basic                                                              13,775                 13,602                 12,909
                                                                ==============          =============           ============
     Diluted                                                            13,775                 13,602                 12,909
                                                                ==============          =============           ============

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                    Years ended March 31, 2000, 1999 and 1998

                                        Preferred Stock          Common Stock
                                        ---------------          ------------
                                                                                   Additional                              Total
                                         Number      Par        Number      Par       paid-in      Accumulated     Stockholders'
(in thousands, except share data)     of shares    value     of shares    value       capital          deficit            equity
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1997              734,977 $      1    12,712,682 $     63    $   23,732      $     (461)    $       23,335
Exercise of common stock warrants for
        cash                                 --       --       107,880        1            43              --                 44
Exercise of stock options for cash           --       --        84,750        1           102              --                103
Common stock purchased and
        cancelled                            --       --       (13,470)      --           (55)             --                (55)
Issuance of common stock to
        nonemployee directors for
        services, at fair value              --       --         8,000       --            47              --                 47
Exchange of Series C preferred stock
        for common stock               (139,946)      --       699,730        3            (3)             --                 --
Net loss                                     --       --            --       --            --            (300)              (300)
--------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1998              595,031        1    13,599,572       68        23,866            (761)           23,174
Issuance  of  stock  options  to
        consultant for services,
        at fair value                        --       --            --       --            84              --                84
Issuance  of  common  stock  to
        nonemployee directors for
        services, at fair value              --       --         4,000       --             6              --                 6
Net loss                                     --       --            --       --            --          (2,557)           (2,557)
--------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1999              595,031        1    13,603,572       68        23,956          (3,318)           20,707
Exercise of stock options for cash           --       --        21,650       --            20              --                20
Common stock purchased and
        cancelled                            --       --        (2,603)      --            (3)             --                (3)
Issuance of common stock warrants
        for services, at fair value          --       --            --       --            19              --                19
Issuance  of  common  stock  to
        nonemployee directors for
        services, at fair value              --       --        32,756       --            35              --                35
Issuance of common stock for services
        and rent, at fair value              --       --       130,922        1           131              --               131
Common stock issued for cash, net of
        costs of $2                          --       --       203,000        1           219              --               220
Exchange of Series C preferred stock
        for common stock               (124,000)      --       620,000        3            (3)             --                --
Net loss                                     --       --            --       --            --          (4,485)           (4,485)
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 2000              471,031        1    14,582,297       73        24,374          (7,803)           16,645
================================================================================================================================

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                                            Years ended March 31,
                                                                                        -----------------------------------------
(In thousands)                                                                               2000            1999            1998
                                                                                        =========       =========       =========
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                $  (4,485)      $  (2,557)      $    (300)
Adjustments to reconcile net loss to net cash provided by (used in)
        operating activities:
                Deferred income taxes                                                          --              --             373
                Depreciation and amortization                                               1,310           1,405             978
                Impairment of long-lived assets                                             2,796              --              --
                Loss (gain) on disposal of assets                                             (50)            104              --
                Amortization of debt issue costs                                               93              19              --
                Issuance of common stock, warrants and options
                        in exchange for services                                              186              90              47
                Net (increase) decrease in assets:
                        Accounts receivable                                                  (601)            115           1,664
                        Refundable income taxes                                               119            (154)           (119)
                        Inventories                                                           496             124          (1,091)
                        Prepaid expenses and other assets                                      68               4              67
                Net increase (decrease) in liabilities:
                        Accounts payable                                                      384            (192)           (570)
                        Other accrued liabilities                                              27             122             (61)
                Other                                                                          --              46              --
                                                                                        ---------       ---------       ---------
                        Net cash provided by (used in) operating activities                   343            (874)            988
                                                                                        ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in equipment and leasehold improvements                                           (397)           (588)         (5,881)
Proceeds from sale of capital assets                                                          218              --              --
Proceeds from sales and maturities of investment securities                                    --              --           3,954
                                                                                        ---------       ---------       ---------
        Net cash used in investing activities                                                (179)           (588)         (1,927)
                                                                                        ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and exercise of stock options
        and warrants, net of issuance costs                                                   237              --              92
Proceeds from issuance of long-term debt                                                       --             750              --
Principal payments on long-term debt                                                         (213)           (149)           (401)
Debt issue costs                                                                              (38)           (103)             --
Borrowings (repayment) on short term revolving line of credit, net                             (1)            994              --
Principal payments on note payable                                                             --            (975)             --
Principal payments on capital lease obligations                                               (67)           (129)           (130)
                                                                                        ---------       ---------       ---------
                Net cash provided by (used in) financing activities                           (82)            388            (439)
                                                                                        ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                                           82          (1,074)         (1,378)
Cash and cash equivalents at beginning of year                                                323           1,397           2,775
                                                                                        ---------       ---------       ---------
Cash and cash equivalents at end of year                                                $     405       $     323       $   1,397
                                                                                        =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest, net of amounts capitalized                      $     190       $    160        $      35
                                                                                        =========       ========        =========
Cash paid during the year for income taxes                                              $      --       $     --        $      56
                                                                                        =========       ========        =========
Non-cash investing and financing activity:
     Issuance of note payable for construction in progress                              $      --       $     --        $     975
                                                                                        =========       ========        =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(all amounts in thousands, except share data)

Note 1  DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

        (a)     Description of Business

Cyanotech Corporation (Company) develops and commercializes natural products from microalgae. The Company is currently producing microalgae products for the nutritional supplement, aquaculture feed/pigments and immunological diagnostics markets.

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


Equipment                                                          3 to 10 years
Leasehold improvements                                            10 to 26 years
Furniture and fixtures                                                   7 years
Equipment under capital lease                                           10 years

Amortization of equipment under capital lease is included in depreciation and amortization expense in the accompanying consolidated financial statements.

        (f)     Earnings Per Share

Following is a reconciliation of the numerators and denominators of the Basic and Diluted net loss per Common Share computations for the periods presented (in thousands except share data):

Years ended March 31,                                                     2000                    1999                    1998
------------------------------------------------------------------------------------------------------------------------------
BASIC LOSS PER SHARE
Net loss                                                        $       (4,485)         $       (2,557)         $         (300)
Requirement for Preferred Stock dividends                                 (237)                   (238)                   (289)
                                                                --------------          --------------          --------------
Net loss available to Common stockholders                       $       (4,722)         $       (2,795)         $         (589)
                                                                ==============          ==============          ==============
Weighted average Common Shares outstanding                          13,775,000              13,602,000              12,909,000
                                                                ==============          ==============          ==============
Net loss per Common Share                                       $        (0.34)         $        (0.21)         $        (0.05)
                                                                ==============          ==============          ==============


DILUTED LOSS PER SHARE

Net loss available to Common stockholders                       $       (4,722)         $       (2,795)         $         (589)
                                                                ==============          ==============          ==============
Weighted average Common Shares outstanding                          13,775,000              13,602,000              12,909,000
Effect of dilutive securities
     Stock options and warrants                                             --                      --                      --
     Convertible preferred stock                                            --                      --                      --
                                                                --------------          --------------          --------------
Weighted average Common Shares outstanding, as adjusted             13,775,000              13,602,000              12,909,000
                                                                ==============          ==============          ==============
Net loss per Common share                                       $        (0.34)         $        (0.21)         $        (0.05)
                                                                ==============          ==============          ==============

For the years ended March 31, 2000, 1999 and 1998, warrants and options to purchase Common Stock shares of the Company and convertible preferred stock were outstanding, but were not included in the 2000, 1999 or 1998 computation of Diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share. As of March 31, 2000, warrants and options to acquire 842,796 shares of the Company's common stock and preferred stock convertible into 2,355,155 shares of the Company's common stock were outstanding. As of March 31, 1999, warrants and options to acquire 600,375 shares of the Company's common stock and preferred stock convertible into 2,975,155 shares of the Company's common stock were outstanding. As of March 31, 1998, warrants and options to acquire 431,725 shares of the Company's common stock and preferred stock convertible into 2,975,155 shares of the Company's common stock were outstanding.

        (g)     Research and Development

Research  and  development   costs  are  expensed  as  incurred.   Research  and
development costs amounted to $514, $895, and $677 in 2000, 1999 and 1998 respectively.

        (h)     Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        (i)     Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options issued to employees and nonemployee directors. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company applies the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," in accounting for its fixed plan stock options issued to outside third parties other than nonemployee directors. As such, expenses representing the fair value of stock-based awards on the date of grant are recognized over the vesting period.

        (j) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        (k)     Segment Information

As the Company's operations are solely related to microalgae-based products, management considers its operations to be one industry segment.

        (l)     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

        (m)     New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company currently holds no derivative instruments, nor is it currently participating in hedging activities. Management does not expect adoption of SFAS No. 133 will have a material effect on the Company's financial condition, results of operations or liquidity.

        In March 1998, the American Institute of Certified Public Accountants (AICPA) Accounting Standards Executive Committee issued Statement of Position
(SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs, including certain payroll and payroll-related costs, be capitalized and amortized over the estimated useful life of the software. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998. The Company adopted the provisions of SOP 98-1 effective April 1, 1999. The adoption of SOP 98-1 did not have a material effect on the Company's financial condition, results of operations or liquidity.

        In April 1998, the AICPA Accounting Standards Executive Committee issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that costs of start-up activities, including organization costs, be expensed as incurred. The provisions of SOP 98-5 are effective for fiscal years beginning after December 15, 1998 and earlier application is encouraged. The Company adopted the provisions of SOP 98-5 effective April 1, 1999. The adoption of SOP 98-5 did not have a material effect on the Company's financial condition, results of operations or liquidity.

        (n)     Reclassifications

Certain reclassifications have been made to the March 31, 1999 and 1998 consolidated financial statements to conform to the classifications used in the March 31, 2000 consolidated financial statements. Such reclassifications had no effect on previously reported results of operations.

NOTE 2  INVENTORIES

Inventories consists of the following as of March 31, 2000 and 1999

                                                                      2000                 1999
                                                           ---------------      ---------------
Raw materials                                              $            72      $            63
Work in process                                                        278                  287
Finished goods                                                       1,060                1,555
Supplies                                                               199                  200
                                                           ---------------      ---------------
                                                           $         1,609      $         2,105
                                                           ===============      ===============

NOTE 3  EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Equipment and leasehold improvements consists of the following as of March 31, 2000 and 1999:


                                                                      2000                 1999
                                                           ---------------    -----------------
Equipment                                                  $         8,961      $         8,421
Leasehold improvements                                              13,642               13,779
Furniture and fixtures                                                  83                   83
Equipment under capital lease                                           --                  388
                                                           ---------------      ---------------
                                                                    22,686               22,671
Less accumulated depreciation and amortization                      (7,383)              (6,107)
Construction in-progress                                               443                3,059
                                                           ---------------      ---------------
     Equipment and leasehold improvements, net             $        15,746      $        19,623
                                                           ===============      ===============


At March 31, 1999, construction-in-progress included $2,643 of costs incurred on a construction project on a 93-acre parcel. The Company has a commitment with a contractor for this 93-acre expansion project which was suspended in February 1998. In June 1999, the Company reached an agreement with the contractor to resume work on the suspended construction project on or before June 1, 2000. In consideration for the extension of contract, the Company agreed to pay an additional $20 at the startup of work and a surcharge of 1.5% on work not completed by September 30, 1999 and a surcharge of 4% on work not completed by September 30, 2000.

        In September 1999, the Company reached a further agreement with this contractor on terms for indefinite suspension or termination of our contract. This agreement becomes effective only if the suspension agreement dated June 15, 1999, expires without a further agreement to continue the suspension. The contractor has calculated the remaining balance due for work completed under the contract to be $338. If the contract expires without a further agreement to continue the suspension, the Company reached a settlement with the contractor to pay $170 for such completed work. The $170 is included in accrued expenses in the consolidated balance sheet at March 31, 2000. In the event the Company chooses to proceed with the project at a future date, the contractor reserves the right to negotiate for escalation and remobilization cost increases. If the Company cannot come to an agreement with the contractor for completion of the project, it may proceed with an alternate contractor after paying the remaining $168 plus interest.

        On April 28, 2000, the Company reached an agreement with the contractor for a modification of the terms of the suspension agreement dated September 1999. The contractor has agreed to extend the date of resumption of work to December 1, 2000. In consideration for this modification, the Company paid $85 of the $170 remaining on the contract, with the balance of $85 to be paid on or before December 1, 2000. Presently, the 93-acre expansion is dormant and the ultimate decision to proceed with this expansion project is uncertain at this time.

        In June 1999, the Company reached a preliminary agreement with Norsk Hydro to produce and market NatuRose natural astaxanthin product in a joint venture that would be owned 51% by Norsk Hydro and 49% by Cyanotech. The intention of the joint venture was to build and operate a NatuRose production facility on the aforementioned 93-acre parcel. Under the terms of this agreement, Norsk Hydro was to fund the optimization of Cyanotech's production technology for natural astaxanthin and in return, was to receive certain worldwide market rights for the NatuRose product. While this arrangement was being finalized, the Company continued to independently develop its natural astaxanthin production technology, and subsequently made significant improvements. The Company decided not to finalize the joint venture relationship.

        As a result of the Company's decision to end the negotiations, the projected future cash flows that were expected from the Norsk Hydro joint venture were reduced to zero. In accordance with the provisions of SFAS No. 121, an impairment loss is to be recognized whenever the projected future cash flows from an asset are less than the carrying value of that asset. The Company recorded a non-cash asset impairment charge of $2,796 on the construction-in-progress balance related to this project. The impaired asset consisted primarily of the accumulated cost of grading work done on the 93-acre facility and construction contract termination costs incurred.

Note 4  ACCRUED EXPENSES

Components of accrued expenses as of March 31, 2000 and 1999 are as follows:

                                                       2000         1999
                                                   --------     --------
Accrued wages, commissions and royalties           $    155     $    223
Contractor settlement                                   170           --
Legal fees                                                2          111
Other accrued expenses                                   94           60
                                                   --------     --------
                                                   $    421     $    394
                                                   ========     ========


NOTE 5  LINE OF CREDIT AND LONG-TERM DEBT

Line of Credit

In July 1998, the Company entered into a Loan and Security Agreement (Agreement) with a lender which provided for up to $3 million in aggregate credit facilities, secured by all the assets of the Company. The major components of the Agreement included working capital loans on a revolving basis, subject to the availability of eligible accounts receivable and inventory (as defined), a sub-limit term loan of up to $750 (amortized in equal payments of $12.5 over sixty months), secured by eligible machinery and equipment, and a sub-limit term loan of up to $2 million (amortized over sixty months and subject to the Company achieving and maintaining specific levels of financial performance) for the acquisition of new machinery and equipment. The Agreement had a maturity date of July 31, 2001 with an optional provision for automatic and continuous renewal for successive, additional terms of one year each. The interest rate on the credit facility, in the absence of a default under the agreement was prime plus 2.5% (at March 31, 2000, the prime rate was 9%) until the Company achieved certain financial performance levels, at which time the interest rate was to decrease to prime plus 1.25%. Interest was calculated on a base amount of $1 million or the outstanding loan balance, whichever was greater.

        The Agreement contained restrictive covenants, which included, among other things, the maintenance of minimum consolidated net worth, as defined, and an acceleration clause contingent upon the occurrence of an event with a material adverse effect on the Company, as defined. On July 13, 1999, the lender gave notice to the Company of a default under the Agreement because of the uncertainty of the Company's ability to continue as a going concern. In view of this default, the lender exercised its right under the Agreement effective July 13, 1999, to increase the interest rate on all borrowings from prime plus 2.5% to prime plus 5.5%. Consequently, the Company classified the aggregate outstanding balance on this Agreement of $1,644, representing outstanding working capital loans on a revolving basis of $994 and an equipment term loan of $650, as a current liability in the consolidated balance sheet at March 31, 1999.

        On October 8, 1999, the lender informed the Company of its intent to terminate the Agreement with Cyanotech effective December 31, 1999, and accelerate the repayment of all outstanding borrowings due to the Company being in default on certain financial covenants. This default was attributed to the inclusion of "going concern" language in the audit report issued by the Company's independent auditors for the 1999 fiscal year and the fact that the Company's consolidated net worth had dropped below the minimum specified level. In anticipation of the December 31, 1999 exit date, all remaining capitalized loan costs (totaling $61) were fully amortized during the quarter ended December 31, 1999. These costs were previously being amortized over the term of the Agreement.

        In January 2000, the lender amended its letter of October 1999 and agreed to continue to advance funds per the original Agreement at a decreasing rate until the revised termination date of March 31, 2000. Effective January 24, 2000, advances were made on eligible collateral at a rate of 75% for receivables, a decrease of 5% from the original Agreement made in July 1998. The receivable advance rate was reduced on the 24th day of each subsequent month by 5% until the exit date of March 31, 2000. Advances on eligible inventories followed the schedule set in the letter dated October 8, 1999, and was decreased 1% each subsequent month until the exit date of March 31, 2000. Repayment of the equipment term loan was to increase to $20 per month from $12.5 per month as originally set forth in the Agreement dated July 28, 1998.

        In March 2000, the Company finalized a forebearance agreement with this lender which modified the exit date of March 31, 2000 to April 28, 2000. In consideration for this extension of the exit date, the Company paid a fee of $25 to the lender.


Term Loan Agreement

On April 21, 2000, the Company executed a Term Loan Agreement (Term Loan) with a new lender which provided for $3.5 million in aggregate credit facilities, secured by substantially all the assets of the Company. The Term Loan has a maturity date of May 1, 2010 and is payable in 120 equal monthly principal and interest payments of approximately $48, commencing June 1, 2000. The interest rate under this agreement, in the absence of a default under the Agreement, is the prime rate, as defined, in effect as of the close of business on the first day of each calendar quarter, plus 1% (at April 21, 2000, the prime rate was 9.5%). Interest is calculated on the unpaid balance of principal based on a normal amortization schedule commencing May 1, 2000.

        A warrant to purchase 20,000 shares of the Company's common stock was issued in conjunction with this Term Loan agreement. The warrant expires in April 2011 and has an exercise price of $2.55 per share. The warrant may only be exercised after the Company has repaid the Term Loan in full.

        On April 26, 2000, approximately $1,593 of the $3.5 million proceeds from this Term Loan, was used to repay the balance outstanding, including interest and related fees, under the Agreement. The Company has classified
$186 of the outstanding balance on the previous Agreement of $1,493 at March 31, 2000, as a current liability in the consolidated balance sheet at March 31, 2000. This amount represents the current portion of the Term Loan Agreement due by March 31, 2001.

Long-Term Debt

Long-term debt consists of the following as of March 31, 2000 and 1999

                                                                                              2000            1999
                                                                                        ----------      ----------
Note  payable at  the London  Interbank Offered Rate (LIBOR)  plus 2%,  adjusted quarterly; principal payments  of  $12.5,  due quarterly, plus interest,
        through April 1, 2000, repaid in full in March 2000.                            $       --      $       63
Note payable at the prime rate plus 5.5% per  annum, adjusted monthly; principal payments of $20, due monthly, plus interest; balance due April 28, 2000, repaid with proceeds  from  long-term  borrowings  from a  new lender in
        April 2000 as described above.                                                         500             650
Revolving  line  of  credit  at  the  prime  rate  plus 5.5% per annum, adjusted monthly; balance due April 28, 2000, repaid with proceeds from long-term
        borrowings from a new lender in April 2000 as described above.                         993              --
                                                                                        ----------      ----------
Total long-term debt                                                                         1,493             713
Less current maturities of long-term debt                                                      186            (700)
                                                                                        ----------      ----------
Long-term debt, excluding current maturities                                            $    1,307      $       13
                                                                                        ==========      ==========

Convertible Debentures - Subsequent Event

On May 2, 2000, the Company completed a private placement of $1,250 principal amount 6% convertible subordinated debentures due April 30, 2002. This transaction provided net proceeds to the Company of approximately $1.1 million. Interest on these debentures is payable quarterly, in arrears, on April 1, July 1, October 1, and January 2 in each year commencing on July 1, 2000, at a rate of 6% per annum. The debentures are convertible into shares of common stock of the Company at a conversion price equal to $1.50 per share, the market price of the Company's common stock at the date of issuance. A warrant to purchase 83,334 shares of the Company's common stock was issued to the placement agent of the debentures, exercisable for five years from the issue date, at $1.80 per share.

NOTE 6  LEASES

The Company leased certain equipment under a capital lease which expired in 2000, and leases facilities, equipment and land under operating leases expiring between 2003 and 2025. The capital lease was satisfied in its entirety during fiscal 2000.

        Future minimum lease payments under non-cancelable operating leases at March 31, 2000 are as follows:

Year ending March 31:

2001                                                            $                250
2002                                                                             250
2003                                                                             250
2004                                                                             224
2005                                                                             223
Thereafter, through 2025                                                       3,259
                                                                --------------------
Total minimum lease payments                                    $              4,456
                                                                ====================

Total rent expense under operating leases amounted to $330, $350, and $211 for the years ended March 31, 2000, 1999 and 1998 respectively.

        The land leases provide for contingent rentals in excess of minimum rental commitments based on a percentage of the Company's sales. Contingent rentals for the years ended March 31, 2000, 1999 and 1998 were not material.

        The  State  of  Hawaii  has  agreed  to allow  the  Company  to lease an additional 93-acre parcel on a year to year basis, until such time that the Company determines the need for a longer lease term. The current lease agreement is effective through December 31, 2000. In January 2000, the Company negotiated with the State of Hawaii, the option for payment of one-half of the monthly fixed fee, or $5 per month, through June 30, 2000, in Common stock based on the closing bid price on the last trading day of each month. This payment option is at the sole discretion of the Company.

NOTE 7  SERIES C PREFERRED STOCK

Series C preferred stock is convertible into common stock at the rate of one share of preferred stock for five shares of common stock through February 23, 2000, after which date the conversion feature is no longer applicable. In January 2000, the Company's Board of Directors approved extension of this conversion date to February 23, 2002. This modification was subsequently ratified by the holders of Series C preferred stock. Series C preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and has a preference in liquidation over all other series of preferred stock of $5 per share plus any unpaid accumulated dividends. Holders of Series C preferred stock are entitled to 8% cumulative annual dividends at the rate of $.40 per share; cumulative dividends in arrears as of March 31, 2000 amount to $2,030 ($4.31 per share). Upon conversion of Series C preferred stock, cumulative dividends in arrears on converted shares are no longer payable. The amount of cumulative dividends foregone due to conversion during the year ended March 31, 2000 was $533 (nil in 1999 and $457 in 1998). The consent of Series C preferred stockholders is required to modify their present rights or sell all or substantially all of the Company's assets.

        In April 2000, 100,000 shares of Series C preferred stock were converted into 500,000 shares of common stock.

NOTE 8  STOCK OPTIONS AND WARRANTS

Stock Options

The Company's 1995 Stock Option Plan (the "1995 Plan"), reserves a total of 800,000 shares of common stock for issuance under the Plan. The 1995 Plan provides for the issuance of both incentive and non-qualified stock options. Options are to be granted at, or above, the fair market value of the Company's common stock at the date of grant and generally become exercisable over a five-year period.

        The Company also has a Non-employee Director Stock Option and Stock Grant Plan, which was approved by stockholders in 1994 (the "1994 Plan"). Under the 1994 Plan, and upon election to the Board of Directors, non-
                                       21
employee directors are granted a ten-year option to purchase 3,000 shares of the Company's common stock at its fair market value on the date of grant. In addition, on the date of each Annual Meeting of Stockholders in each year that the 1994 Plan is in effect, each non-employee director continuing in office will be automatically granted, without payment, 2,000 shares of common stock that is non-transferable for six months following the date of grant. Grants of 6,000, 4,000 and 8,000 shares of common stock were made under the 1994 Plan in August 1999 and September 1998 and 1997, respectively. Expense recognized as a result of these stock grants amounted to $6 for the years ended March 31, 2000 and 1999, and $47 for the year ended March 31, 1998.

        At March 31, 2000, there were 138,529 additional shares available for grant under the 1995 Plan and 47,000 additional shares available under the 1994 Plan. The per share weighted-average fair value of stock options granted during 2000, 1999 and 1998 was $.78, $2.53 and $4.72, respectively, on the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions: 2000 - expected dividend yield of 0%, risk- free interest rate of 5.5%, expected volatility of 96%, and an expected life of 4.2 years; 1999 - expected dividend yield of 0%, risk-free interest rate of 5.6%, expected volatility of 98%, and an expected life of 5.7 years; 1998 - expected dividend yield of 0%, risk-free interest rate of 6.6%, expected volatility of 99%, and an expected life of 4.5 years.

        The Company applies the provisions of APB Opinion No. 25 in accounting for employee stock-based compensation and, accordingly, no compensation cost has been recognized for its employee stock options in the accompanying financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its employee stock options under SFAS No. 123, the Company's net loss available to Common stockholders and net loss per common share would have been as reflected in the pro forma amounts below:

                                                              2000            1999           1998
                                                        ---------------  -------------  -------------
Net loss available to Common stockholders
        As reported                                     $       (4,722)  $     (2,795)  $       (589)
        Pro forma                                       $       (5,103)  $     (3,282)  $     (1,041)

Net loss per common share
        As reported                         Basic       $        (0.34)  $      (0.21)  $      (0.05)
                                            Diluted     $        (0.34)  $      (0.21)  $      (0.05)
        Pro forma                           Basic       $        (0.37)  $      (0.24)  $      (0.08)
                                            Diluted     $        (0.37)  $      (0.24)  $      (0.08)

Pro forma net loss available to Common stockholders and net loss per common share information reflect only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss available to Common stockholders and net loss per common share amounts presented above because compensation cost is reflected over the options' vesting period of 5 years, and compensation cost for options granted prior to April 1, 1995 is not considered.

Stock option activity during the periods indicated is as follows:

                                                                   Weighted-
                                              Number of              average
                                                 shares       exercise price
                                        ---------------       --------------
Balance at March 31, 1997                       420,388       $         4.42
     Granted                                    125,000                 6.31
     Exercised                                  (84,750)                1.21
     Forfeited                                  (53,913)                5.87
                                        ---------------       --------------
Balance at March 31, 1998                       406,725                 5.48
     Granted                                    213,600                 3.22
     Expired                                    (20,000)                6.63
     Forfeited                                  (24,950)                4.81
                                        ---------------       --------------
Balance at March 31, 1999                       575,375                 4.63
     Granted                                    301,596                 1.03
     Exercised                                  (21,650)                0.94
     Expired                                    (42,025)                0.94
     Forfeited                                  (95,500)                2.86
                                        ---------------       --------------
Balance at March 31, 2000                       717,796       $         3.68
                                        ===============       ==============

The following table summarizes information about stock options outstanding at March 31, 2000:

                           Options Outstanding                                Options Exercisable

                           Number        Weighted-avg                                  Number
   Range of        outstanding at           remaining         Weighted-avg     exercisable at        Weighted-avg
exercise prices          03/31/00    contractual life       exercise price           03/31/00      exercise price
----------------   --------------    ----------------       --------------     --------------   -----------------
   $.97 to $1.69          275,896           4.3 years           $     1.05            12,096            $    1.40
  $3.13 to $3.69          152,900           4.0 years           $     3.22            40,308            $    3.24
  $5.13 to $7.63          289,000           1.3 years           $     6.43           216,275            $    6.31
----------------   --------------    ----------------       --------------      ------------    -----------------
   $.97 to $7.63          717,796           3.0 years           $     3.68           268,679            $    5.62
================   ==============    ================       ==============      ============    =================

Warrants

At March 31, 2000, the Company has warrants outstanding to acquire 125,000 shares of the Company's common stock. A warrant to acquire 75,000 shares of common stock was granted in December 1999 in consideration for services provided by a third party. The warrant is exercisable at $.63 per share, and expires in December, 2004. A warrant to acquire 50,000 shares of common stock was granted on January 19,2000 in connection with the purchase of 50,000 shares of the Company's common stock by an existing stockholder. The warrant is exercisable at $1.00 per share, and expires in January, 2005. Warrants to acquire 25,000 shares of common stock at $1.00 per share expired during fiscal 2000.


NOTE 9  MAJOR CUSTOMERS AND EXPORT SALES

Sales to major customers for the years ended March 31, 2000, 1999 and 1998 are summarized as follows (percent of product sales):

                                                                 2000                1999              1998
                                                        ---------------------------------------------------
Customer A                                                         23%                 11%                *
                                                        ===================================================
* Less than 10% of product sales

Net product sales by geographic area for the years ended March 31, 2000, 1999 and 1998 are summarized as follows:

                                                           2000                    1999                    1998
                                                  ------------------------------------------------------------------
United States                                     $   3,992    54%        $   4,075    60%        $   4,297    56%
Canada/South America                                    371     5%              426     6%              404     5%
The Netherlands                                       1,715    23%              717    11%              496     7%
Europe, excluding the Netherlands                       613     8%              498     7%              788    10%
China                                                    73     1%               50     1%              358     5%
Asia/Pacific, excluding China                           634     9%              972    15%            1,284    17%
                                                  ------------------------------------------------------------------
                                                  $   7,398   100%        $   6,738   100%        $   7,627   100%
                                                  ==================================================================

Foreign product sales transactions are consummated in U.S. dollars.

NOTE 10  INCOME TAXES

The components of income tax expense (benefit) are as follows for the years ended March 31, 2000, 1999 and 1998:

                                                               2000           1999            1998
                                                        -----------     ----------      ----------
CURRENT
     Federal                                            $        --      $      --      $      (13)
     State                                                      (20)          (289)           (185)
                                                        -----------     ----------      ----------
                                                                (20)          (289)           (198)
                                                        -----------     ----------      ----------
DEFERRED
     Federal                                                     --             --             314
     State                                                       --             --              59
                                                        -----------     ----------      ----------
                                                                 --             --             373
                                                        -----------     ----------      ----------
                                                        $       (20)    $     (289)     $      175
                                                        ===========     ==========      ==========

A reconciliation of the amount of income taxes computed at the federal statutory rate of 34% to the amount reflected in the Company's consolidated statements of operations for the years ended March 31, 2000, 1999 and 1998 follows:

                                                                          2000                 1999                    1998
                                                                  ------------          -----------             -----------
Amount at the federal statutory income tax rate                   $     (1,532)         $      (968)            $       (43)
State income taxes, net of federal income tax effect                       (13)                (191)                    (83)
Increase in the valuation allowance for deferred tax assets              1,855                  889                     270
Other                                                                     (330)                 (19)                     31
                                                                  ------------          -----------             -----------
                                                                  $        (20)         $      (289)            $       175
                                                                  ============          ===========             ===========

The significant components of deferred income tax expense (benefit) for the years ended March 31, 2000, 1999 and 1998 are as follows:

                                                                          2000                 1999                    1998
                                                                  ------------          -----------             -----------
Deferred tax expense (benefit), exclusive of the change in
        beginning-of-the-year valuation allowance balance         $     (1,855)         $      (889)            $       103
Increase (decrease) in beginning-of-the-year balance of the
        valuation allowance for deferred tax assets                      1,855                  889                     270
                                                                  ------------          -----------             -----------
                                                                  $         --          $        --             $       373
                                                                  ============          ===========             ===========

The tax effects of temporary differences related to various assets, liabilities and carryforwards that give rise to deferred tax assets and deferred tax liabilities as of March 31, 2000 and 1999 are as follows:

                                                                                         2000                  1999
                                                                                  -----------           -----------
DEFERRED TAX ASSETS:
     Net operating loss carryforwards                                             $     3,114           $     2,020
     Leasehold improvement, impairment loss for financial reporting purposes            1,062                    --
     Tax credit carryforwards                                                             238                   252
     Other                                                                                174                   200
                                                                                  -----------           -----------
        Gross deferred tax assets                                                       4,588                 2,472
Less valuation allowance                                                               (3,148)               (1,293)
                                                                                  -----------           -----------
        Net deferred tax assets                                                         1,440                 1,179
Deferred tax liability - equipment and leasehold improvements, principally due
        to differences in depreciation and amortization                                (1,440)               (1,179)
                                                                                  -----------           -----------
        Net deferred tax asset                                                 $           --           $        --
                                                                                  ===========           ===========

The valuation allowance for deferred tax assets as of April 1, 1999, 1998 and 1997 was $1,293, $404 and $134 respectively. The valuation allowance increased by $1,855, $889 and $270 during the years ended March 31, 2000, 1999 and 1998 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2000. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        At March 31, 2000, the Company has net operating tax loss carryforwards and tax credit carryforwards available to offset future federal income taxes as follows:

                                                                              Research and
                             Net operating          Investment tax         experimentation
Expires March 31,                   losses                 credits             tax credits
                        ------------------      ------------------      ------------------
2001                            $       --              $      14               $       15
2002                                    --                     --                       22
2003                                    --                     --                       15
2004                                    --                     --                       52
2005                                    --                     --                        5
2006                                   400                     --                       --
2011                                    --                     --                       23
2012                                    44                     --                        9
2013                                 1,601                     --                       --
2019                                 3,632                     --                       --
2020                                 2,663                     --                       --
                        ------------------      -----------------       ------------------
                               $     8,340              $      14               $      141
                        ==================      =================       ==================

In addition, at March 31, 2000, the Company has alternative minimum tax credit carryforwards of approximately $83 which are available to reduce future federal regular income taxes over an indefinite period.

        At March 31, 2000, the Company has tax net operating loss carryforwards of $4,646, which expire in March 31, 2019 and 2020, available to offset future Hawaii state taxable income.

        Investment tax credits will be recorded as a reduction of the provision for federal income taxes in the year realized.

NOTE 11  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of March 31, 2000 and 1999.

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

NOTE 12  PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan for all associates not covered under a separate management incentive plan. Under the 401(k) profit sharing plan, 5% of pre-tax profits may be allocated based on gross wages to non-management associates on a quarterly basis. Fifty percent of each associate's profit sharing bonus is distributed in cash on an after-tax basis, with the remainder deposited in each associate's 401(k) account on a pre-tax basis with a six year vesting schedule, based on years of service with the Company. All associates may make voluntary pre-tax contributions to their 401(k) accounts. Compensation expense relative to this plan was nil for each of the three years ended March 31, 2000, 1999 and 1998.

NOTE 13  COMMITMENTS AND CONTINGENCIES

On July 13, 1998, the Company filed a complaint (Case No. CV98-00600) in United States District Court for the District of Hawaii (Court) against Aquasearch, Inc. (Aquasearch), seeking declaratory judgment of patent noninfringement, patent invalidity, and non-misappropriation of trade secrets relating to closed culture production of astaxanthin. The complaint was filed in response to assertions by Aquasearch, a competitor in the astaxanthin market, regarding its alleged intellectual property rights. Aquasearch has answered the complaint and filed counter claims alleging patent infringement, trade secret misappropriation, unfair competition and breach of contract. The Court later granted Cyanotech's motion to amend its complaint against Aquasearch to add claims of misappropriation of trade secrets regarding open pond technology, unfair competition and breach of contract.

        On December 30, 1999, the Court denied Cyanotech's motion for summary judgment of non-infringement and patent invalidity as to Aquasearch's U.S.Patent No. 5,541,056 and granted Aquasearch's related motion that Cyanotech infringes its patent. The Court also granted Aquasearch's partial summary judgment motion finding that Cyanotech misappropriated Aquasearch trade secrets and committed a breach of contract. In response, Cyanotech filed a motion for reconsideration on January 14, 2000, with the Court. On March 3, 2000, United States District Court Judge Alan C. Kay denied Cyanotech's motion for reconsideration. Although the outcome of this litigation cannot be assured, management does not expect that damages, if any, against Cyanotech will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

        As of March 31, 2000, the Company had a commitment for a suspended construction project on a 93-acre parcel (see Note 3).

INDEPENDENT AUDITORS' REPORT





The Board of Directors
Cyanotech Corporation

We have audited the accompanying consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech
Corporation and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.






/s/ KPMG LLP
Honolulu, Hawaii
May 5, 2000

SELECTED QUARTERLY FINANCIAL DATA


                                              First           Second         Third           Fourth         Total
($ in thousands, except share data)          Quarter         Quarter        Quarter         Quarter          Year
----------------------------------------- --------------  -------------- --------------  -------------- --------------
2000
Net sales                                 $   1,599       $    1,496     $   2,037       $   2,266      $    7,398
Gross profit                                    267              126           512             598           1,503
Net loss (a)                                   (527)            (609)       (3,188)           (161)         (4,485)
Net loss per common share
     Basic (a)                                (0.04)           (0.05)        (0.24)          (0.02)          (0.34)
     Diluted (a)                              (0.04)           (0.05)        (0.24)          (0.02)          (0.34)

1999
Net sales                                 $   1,763       $    1,525     $   1,675       $   1,775      $    6,738
Gross profit                                    179              401           122             271             973
Net loss                                       (631)            (442)         (719)           (765)         (2,557)
Net loss per common share
     Basic                                    (0.05)           (0.04)        (0.06)          (0.06)          (0.21)
     Diluted                                  (0.05)           (0.04)        (0.06)          (0.06)          (0.21)

         (a) Net loss and net loss per common share for the third quarter and for the total fiscal year 2000 reflect the effect of an asset impairment charge of $2,796. For further detail, see the sections "Operating Expenses-Impairment of Long-Lived Assets" and "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations from the Company's fiscal 2000 Annual Report.

OFFICERS

Gerald R. Cysewski, Ph.D.
President, Chief Executive Officer
and Chairman of the Board


Glenn D. Jensen
Vice President - Operations

Kelly J. Moorhead
Vice President - Sales and Marketing

Ronald P. Scott
Executive Vice President -
        Finance and Administration
        Treasurer and Secretary



BOARD OF DIRECTORS

Gerald R. Cysewski, Ph.D.
Eric H. Reichl (1,2)
Ronald P. Scott
John T. Waldron (1,2)
Paul C. Yuen, Ph.D.  (1,2)

1 Member of the Audit Committee
2 Member of the Compensation and
  Stock Option Committee



CORPORATE INFORMATION

Corporate Headquarters
Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy.
Suite 102
Keahole Point
Kailua-Kona, HI 96740
Tel (808) 326-1353
Fax (808) 329-3597



WHOLLY-OWNED SUBSIDIARIES

Nutrex, Inc.
Cyanotech International FSC, Inc.

TRANSFER AGENT AND REGISTRAR

American Securities Transfer and Trust, Inc.
12039 West Alameda Parkway
Lakewood, CO 80228
(303) 986-5400


INDEPENDENT ACCOUNTANTS

KPMG LLP
P.O. Box 4150
Honolulu, HI 96812-4150



LEGAL COUNSEL

Goodsill Anderson Quinn & Stifel
P.O. Box 3196
Honolulu, HI 96801-3196



FORM 10-K

A copy of Cyanotech's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

         Secretary, Cyanotech Corporation
         73-4460 Queen Kaahumanu Hwy.
         Suite 102
         Kailua-Kona, HI 96740



NOTICE OF ANNUAL MEETING

The 2000 annual meeting of stockholders will be held on Thursday, August 24, 2000, at 7:00 p.m. at
Ala Moana Hotel
410 Atkinson Dr.
Honolulu, HI 96814



ADDITIONAL INFORMATION:

As a service to our stockholders and prospective investors, copies of Cyanotech news releases and financial statements issued in the last 12 months are available 24 hours a day, seven days a week on the Internet's World Wide Web at http://www.cyanotech.com.


MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Cyanotech's Common Stock is traded on the NASDAQ National Market under the symbol "CYAN." The following table sets forth the high and low selling prices as reported by the NASDAQ Stock Market for the periods indicated.

Three Months Ended                           High                   Low

2000
March 31, 2000                           $       4.88           $       1.00
December 31, 1999                        $       2.25           $       0.50
September 30, 1999                       $       1.44           $       0.72
June 30, 1999                            $       1.59           $       0.59

1999
March 31, 1999                           $       1.25           $       0.88
December 31, 1998                        $       1.75           $       0.91
$eptember 30, 1998                       $       3.69           $       1.50
June 30, 1998                            $       4.44           $       3.13

         Cyanotech has never declared or paid cash dividends on its Common Stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on Series C Preferred Stock or Common Stock in the foreseeable future.

         The approximate number of record holders of outstanding Common Stock as of June 26, 2000 was 1,368.


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

                                       28