Form 10-K, Exhibit 13
period 2002-03-31
CYANOTECH CORP
filed 2002-06-28
CIK 768408

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Cyanotech The world's leader in microalgae technology

2002 annual report

products for health products for life

Cyanotech develops and commercializes natural products from microalgae.

Cyanotech produces microalgae products for the nutritional supplement, aquaculture feed, animal nutrition, and immunological diagnostics markets.

        Microalgae form a diverse group of over 30,000 species of microscopic plants, which have a wide range of physiological and biochemical characteristics and may contain high levels of natural proteins, amino acids, vitamins, phytonutrients and enzymes. Microalgae are a largely unexplored and unexploited renewable natural resource, and grow much faster than land-based plants. Under favorable growing conditions, microalgae may produce a new crop every week.

        BioAstin® is Cyanotech's natural astaxanthin (pronounced "asta-zan-thin") product for use as a human dietary supplement and nutraceutical. Clinical evaluations have shown that natural astaxanthin can provide such health benefits as helping limit or prevent sunburn as a systemic (oral) sunscreen; alleviate the effects of carpal tunnel syndrome; promote stomach health by inhibiting Gastroesophageal Reflux Disease (GERD); enhance the immune response system; and reduce pain caused by rheumatoid arthritis. BioAstin has the potential of being a dietary supplement with a wide range of health benefits. Laboratory comparisons of free radical absorption show astaxanthin contained in BioAstin, acting as an antioxidant, to be 500 times stronger than vitamin E and 10 times stronger than beta-carotene.

        Spirulina is a lifestyle enhancing dietary supplement used widely by persons seeking extra energy and a strengthened immune system. It is a concentrated source of vegetable-based, highly absorbable natural beta-carotene, mixed carotenoids and other phytonutrients, B vitamins, gamma linolenic acid (GLA), protein and essential amino acids. Spirulina is also a rich source of zeaxanthin, a compound important to human eye health. Cyanotech's product, Spirulina Pacifica®, is widely regarded as the industry standard of quality and is distributed worldwide through wholesale, retail and private label channels.

        NatuRose® is the Company's natural astaxanthin product for the aquaculture industry. It acts as a natural pigment to impart a pink-red color to farm-raised fish and shrimp. Aquaculture sales of synthetic astaxanthin made from petrochemicals exceed $200 million per year. The Company sells NatuRose to feed producers, principally in Japan, for the popular "Tai" or Sea Bream. Demand for NatuRose promises to increase as more aquaculture producers seek Cyanotech's all-natural product over synthetic pigments.

        Cyanotech has designed, developed and implemented proprietary production and harvesting technologies, systems and processes which eliminate many of the stability and contamination problems frequently encountered in the production of microalgae. The Company's technologies, systems, processes and favorable growing location permit year-round harvesting of its microalgae products in a cost-effective manner.

        Cyanotech maintains an environmentally responsible philosophy in the development and production of its products, using natural production methods and resources which employ extensive recycling of raw materials and nutrients. The Company believes that these recycling methods result in lower operating costs. The production system operates without the use of pesticides and herbicides, and does not create erosion, fertilizer runoff or water pollution. Cyanotech was the first producer of microalgae to receive third-party organic certification and also the first microalgae company in the world to have an ISO 9002 Registered Quality System.

        In recent years, Cyanotech has deliberately expanded its prospects beyond single-product and single-customer dominance.

        In fiscal 2002, that effort came to fruition. We now have multiple products—BioAstin®, Spirulina Pacifica® and NatuRose®—providing these important customer benefits, among others:

  •
  BioAstin—enhanced immune response, antioxidant protection, sunburn protection and relief from pain, such as from carpal tunnel syndrome and rheumatoid arthritis;

  •
  Spirulina Pacifica—extra energy, strengthened immune system and potential protection from cancer; and

  •
  NatuRose—superior pigmentation for aquaculture-raised shrimp and fish, particularly "Tai" or Sea Bream.

        We sell through multiple channels—from our own branded products sold directly online and through retailers, to private label packaged products sold to others, to wholesale bulk products sold to manufacturers. We market in the United States and 30 countries around the world from the Kona Coast of Hawaii. We are the world's leading producer of high-value products from microalgae and the largest producer of natural astaxanthin.

        To our stockholders:    Bringing new products to market is challenging, particularly for a company with limited resources, like Cyanotech. Yet, we believe that fiscal 2002, while not successful financially, was indeed fruitful in terms of the advances we made in validating certain health benefits of our leading products, especially BioAstin. As a result, there is growing adoption of our products in formulations by other dietary supplement and skincare companies, both in the United States and overseas.

        There is clearly a groundswell of visibility, acceptance and adoption of BioAstin growing as we progress into fiscal 2003. We began the new fiscal year operating at full capacity to meet current and projected demand for all of our products and we hope it will pay off in increased sales and a return to profitability in fiscal 2003.

  BioAstin: studies indicate many health benefits

We ran several clinical evaluations and studies during the past 18 months for our natural astaxanthin product, BioAstin. One study tested the product as a systemic sunscreen and found that BioAstin does effectively act to increase the time required for a person to accumulate the radiant energy or ultraviolet light required for reddening of the skin, in effect, retarding sunburn. We applied for and received a U.S. patent for the use of BioAstin natural astax-anthin as a sunscreen. The patent covers the use of natural and synthetic astaxanthin as a single active ingredient to retard and prevent sunburn in both oral and topical applications. Other companies, like the Sea & Ski skincare products company (www.sea-and-ski.com) have added natural astaxanthin to their product formulations for use as a topical sunscreen and skin protector as well. The additional protective quality comes from natural astaxanthin's proven value as an antioxidant—500 times stronger than vitamin E and 10 times stronger than beta-carotene. We are also working with other suncare and skincare companies who are considering using BioAstin in their formulations. Cyanotech is the largest supplier in the world of natural astaxanthin from microalgae.

        We conducted two separate tests on the effectiveness of BioAstin for the treatment of Carpel Tunnel Syndrome (CTS). The conclusion of these two tests was that correct dosages of BioAstin were effective in CTS treatment as the participants showed improvement as to both the severity and duration of their pain. Twinlab Corporation, a new customer for Cyanotech and a leading nutraceutical manufacturer and marketer, is one of the companies planning to address the CTS market segment using BioAstin in its new "Carp-L-Care" product. In a clinical trial of BioAstin to determine its ability to lower cholesterol levels, it was confirmed that BioAstin had no negative impact in 36 different blood measurements, therefore, proving it's safety for human supplementation.

        Other trials showed that BioAstin prevents knee and joint soreness and increases immune system response after strenuous exercise, which may lead to important applications for sports nutrition. One of the most startling results was the recent finding that BioAstin significantly reduces joint pain and improves physical performance in people with rheumatoid arthritis. We are just beginning to assess the implications of this health benefit.

  NatuRose: focus on Japanese aquaculture market

With several feeding trials completed, NatuRose natural astaxanthin has been found particularly effective in Japanese aquaculture for pigmenting the popular "Tai" or Sea Bream fish that is heavily farmed for the Japanese market. One of the largest producers of aquaculture feed in Japan has become a customer of Cyanotech and has begun to use NatuRose in its feed formulations rather than synthetic astaxanthin. Others are following suit. To serve this growing market effectively, we formed Cyanotech Japan YK. Initially we will market NatuRose and Spirulina Pacifica to the Japanese animal feed market and later offer BioAstin and Spirulina Pacifica to the human nutrition market. Cyanotech now can economize on shipping, provide more timely delivery to customers and allow customers to conduct business in Japanese Yen rather than US Dollars.

  Spirulina: a mature and steady product and market

Spirulina Pacifica, Cyanotech's original product, continues to be sold directly and through resellers in 18 countries around the world despite heavy price competition by producers of lower quality product. Cyanotech's largest customer, Spirulina International BV, based in The Netherlands, markets Spirulina throughout western Europe and South Africa. In fiscal 2002, a study by Japanese researchers resulted in new clinical evidence suggesting that the use of Spirulina stimulates the human immune response to cancer. The researchers at the Osaka Center for Cancer and Cardiovascular Diseases found that a hot water extract of Spirulina taken orally caused a statistically significant increase in both the number and the effectiveness of immune cells called natural killer cells.

  Cyanotech: positive indications for fiscal 2003

We have accomplished much of what we sought: to secure a proprietary position for certain major health claims and to develop products that address those benefits; to develop distribution alliances with major end-product manufacturers to place BioAstin products in the marketplace; and to expand direct sales and marketing of our higher margin, finished Spirulina and BioAstin consumer products. During fiscal 2002 the Company invested significant resources to increase distribution, brand awareness, and sales of its Nutrex Hawaii brand of Spirulina Pacifica consumer products. As a result, sales of the higher-margin Nutrex Hawaii products increased 55% during the year to $2.1 million and now accounts for 25% of sales. We can now meet increased demand with 68 large culture ponds on 90 acres producing microalgae products—and additional acreage is partially prepared for more culture ponds. The total available acreage could generate revenues of $25 million to $70 million annually, depending upon product mix. With our growing number of customers, we hope to put this capacity to productive use in fiscal 2003.

/s/ Gerald R. Cysewski Gerald R. Cysewski, Ph.D. Chairman, President and CEO June 24, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist in the understanding of Cyanotech Corporation's financial position and results of its operations for the three years ended March 31, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes To Consolidated Financial Statements included in this report. The financial section of the Cyanotech 2002 Annual Report to Stockholders consisting of this Management Discussion, the Consolidated Financial Statements have been prepared using accounting principles generally accepted in the United States of America ("GAAP").

        The Company's consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. During the years ended March 31, 2002, 2001 and 2000, the Company incurred losses of $2,589,000, $1,067,000 and $4,485,000, respectively. The Company's working capital at March 31, 2002 was $1,008,000. As further described in Liquidity and Capital Resources, in May 2002 the Company reached an agreement with the holders of the 6% convertible subordinated debentures ("Debentures") aggregating $1,238,000 at March 31, 2002, to extend the original maturity date by six months to October 31, 2002. If the Company is unable to force conversion of the Debentures prior to their maturity on October 31, 2002, the Company will be required to repay the holders the principal amount. The Company is seeking arrangements for additional financing and/or equity from outside investors. In May 2002, the Company issued 515,000 shares of restricted common stock to a private investor which resulted in net proceeds to the Company totaling approximately $350,000, to be used for working capital purposes. There can be no assurance however, the Company will be able to arrange for additional financing or equity on terms suitable to the Company or in amounts sufficient to liquidate its debts as they become due. Accordingly, if the Company is unable to obtain the alternative financing or equity it is seeking, on terms acceptable to the Company, this would cause substantial doubt as to the ability of the Company to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing or refinancing as may be required, to attain profitability, or a combination thereof. There can be no assurance that these efforts will be successful or that the Company will return to generating profit on either a quarterly or annual basis.

Company Overview and Critical Accounting Policies and Estimates

Cyanotech Corporation is a worldwide leader in the development and commercialization of high value natural products derived from microalgae, a diverse group of over 30,000 species of microscopic plants which have a wide range of physiological and biochemical characteristics and naturally contain high levels of proteins, amino acids, vitamins, pigments and enzymes. Since 1983, we have designed, developed and implemented proprietary production and harvesting technologies, systems and processes which eliminate many of the stability and contamination problems frequently encountered in the production of microalgae. We believe that our technology, systems, processes and favorable growing location permit year-round harvesting of our microalgal products in a cost-effective manner. Currently, Cyanotech operates as a single segment, producing and selling natural products from microalgae for the nutritional supplement, aquaculture feed, animal nutrition, and immunological diagnostics markets. In response to SEC Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has identified certain of its policies as being of particular importance to the understanding of its financial position and results of operations and which require the application of significant judgement by Cyanotech management.

        Principles of Consolidation The Company consolidates enterprises in which it has a controlling financial interest. The accompanying consolidated financial statements include the accounts of Cyanotech Corporation and its wholly-owned subsidiaries, Nutrex Hawaii, Inc. and Cyanotech Japan

YK. All significant intercompany balances and transactions have been eliminated in consolidation. Assets and liabilities of foreign operations and subsidiaries are translated at the year-end exchange rate and resulting translation gains or losses are accounted for in a stockholders' equity account entitled "accumulated other comprehensive loss-foreign currency translation adjustments." Operating results of foreign subsidiaries are translated at average exchange rates during the period.

        Inventory Valuation Inventories are stated at the lower of cost (which approximates first-in, first-out) or market. Market is determined by net realizable value.

        Revenue Recognition The Company recognizes revenues when goods are shipped and when significant risks and benefits of ownership are transferred. Amounts received in advance under sales and distribution agreements for the right to sell and distribute the Company's products are recognized as revenues on a straight-line basis over the term of such agreements.

        Equipment and Leasehold Improvement Equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment and furniture and fixtures, and the shorter of the lease terms or estimated useful lives for leasehold improvements as described in the section "Notes To Consolidated Financial Statements" included in this report.

  Contractual Obligations

The following table presents the Company's contractual obligations at March 31, 2002:

	Payments due by period
(in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt	$1,543	665	747	1,353	4,308
Operating leases	250	447	446	2,666	3,809

Total	$1,793	1,112	1,193	4,019	8,117

        Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Results of Operations

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated.

Years Ended March 31,	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	81.0	70.8	79.7

Gross profit	19.0	29.2	20.3

Operating expenses:
Research and development	4.2	3.3	7.0
General and administrative	20.1	21.2	21.3
Sales and marketing	21.2	13.5	12.5
Impairment of long-lived assets	—	—	37.8

Total operating expenses	45.5	38.0	78.6

Loss from operations	(26.5)	(8.8)	(58.3)

Other income (expense):
Interest income	0.8	1.5	0.1
Interest expense	(6.1)	(7.7)	(3.8)
Other income, net	0.3	1.6	1.1

Total other expense	(5.0)	(4.6)	(2.6)

Loss before income taxes	(31.5)	(13.4)	(60.9)
Income tax benefit	0.1	0.1	0.3

Net loss	(31.4)%	(13.3)%	(60.6)%

Fiscal 2002 Compared to Fiscal 2001

  Net Sales

Net sales for the year ended March 31, 2002 increased by 2.4% from net sales of $8,043,000 for the year ended March 31, 2001, primarily due to increased sales of packaged Spirulina consumer products (an increase of $417,000, or 35%) and higher sales of all BioAstin products (an increase of $682,000, or 292%), offset in part by lower sales of bulk Spirulina Pacifica products (a decrease of $544,000, or 11%) and bulk NatuRose products (a decrease of $354,000, or 26%).

        International sales decreased slightly to 47% of total net sales for the year ended March 31, 2002, down from 54% for the year ended March 31, 2001. This decrease was primarily due to increased domestic sales and lower international sales. Sales of bulk Spirulina products to our largest customer, Spirulina International, BV ("Spirulina International"), a Spirulina marketing and distribution company based in the Netherlands amounted to $1,031,000 or 13% of net sales for the year ended March 31, 2002, a decrease from $1,533,000 or 19% of net sales recorded for the year ended March 31, 2001.

  Gross Profit

Gross profit represents net sales less the cost of goods sold, which includes the cost of materials, manufacturing overhead costs, direct labor expenses and depreciation and amortization. Gross profit for the year ended March 31, 2002 decreased $783,000 or 33% compared to the prior year, with the gross profit margin decreasing to 19.0% from 29.2% of net sales. This decrease in gross profit from the prior year is primarily attributable to higher production costs in all products resulting from operating at lower than optimal production levels and the effects of inventory adjustments and a finished goods write off of $454,000 made during the third quarter of fiscal 2002, offset in part by increased sales of higher margin packaged consumer products.

  Operating Expenses

Total operating expenses for the year ended March 31, 2002 amounted to $3,747,000, an increase of 22.7% from the $3,053,000 of operating expenses reported for the prior fiscal year primarily due to the significantly increased sales and marketing expenses attributable to expanded advertising and promotion costs. Also contributing to the increase in operating costs were higher research and development expenses of approximately $78,000 related primarily to scientific clinical trials. Increases in both of these functional areas were slightly offset by a 2.8% reduction in general and administrative expenses, primarily due to lower legal expenses.

        Research and Development Expenditures for research and development increased 29.4% to $343,000 for the year ended March 31, 2002, from $265,000 for the year ended March 31, 2001. The increase from the prior year resulted primarily from increased outside service expenses due to continuing clinical studies for BioAstin.

        General and Administrative General and administrative expenses decreased by $47,000 to $1,653,000 for the year ended March 31, 2002, from $ 1,700,000 for the year ended March 31, 2001. The decrease from the prior year is primarily due to lower legal expenses.

        Sales and Marketing Sales and marketing expenses increased significantly due to expanded advertising and promotional expenses for all products. Sales and marketing expenses for the year ended March 31, 2002, amounted to $1,751,000, an increase of 60.9% from $1,088,000 recorded for the prior year.

  Other Expense

Other expense for the year ended March 31, 2002 increased by 12.5% to $413,000. The increase from the prior year is due to decreased other income and lower interest income, partially offset by lower interest expense.

  Income Tax Benefit

The income tax benefit of $9,000 and $8,000 for the years ended March 31, 2002 and 2001 respectively, represent current state tax refunds.

  Net Loss

The Company recorded a net loss of $2,589,000 for the year ended March 31, 2002 compared to a loss of $1,067,000 for the year ended March 31, 2001. This increased loss can be primarily attributed to higher production costs, inventory adjustments and the subsequent effect on gross profit resulting from operating at lower than optimal levels, combined with increased operating expenses in research and development and sales and marketing and, to a lesser extent, lower other income.

Fiscal 2001 Compared to Fiscal 2000

  Net Sales

Net sales for the year ended March 31, 2001 increased by 8.7% from net sales of $7,398,000 for the year ended March 31, 2000, primarily due to increased sales of bulk natural astaxanthin products (both NatuRose and BioAstin) offset in part by lower sales of bulk Spirulina Pacifica products.

        International sales increased to 54% of total net sales for the year ended March 31, 2001, up from 46% for the year ended March 31, 2000. This increase was primarily due to increased Asia/Pacific sales offset in part by lower European sales. Sales of bulk Spirulina products to our largest customer, Spirulina International, were 19% of net sales for the year ended March 31, 2001. This customer accounted for 23% of net sales for the year ended March 31, 2000.

  Gross Profit

Gross profit for the year ended March 31, 2001 improved by approximately 56% over that recorded for the prior year, with gross profit margin increasing to 29.2% from 20.3% of net sales. This improvement in gross profit from the prior year is primarily attributable to increased sales of higher margin astaxanthin products combined with significantly decreased astaxanthin production costs, offset in part by increased Spirulina production costs during the last six months of fiscal 2001 because of less than optimal production levels.

  Operating Expenses

Total operating expenses for the year ended March 31, 2001 amounted to $3,053,000, a decrease of 47.5% from the $5,815,000 of operating expenses reported for the prior fiscal year primarily due to the recognition of an asset impairment charge of $2,796,000, related to the Company's strategic decision to discontinue joint venture negotiations with Norsk Hydro ASA (Norsk Hydro) in fiscal 2000. In accordance with the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company was obligated to record the asset impairment charge on the construction-in-progress balance related to the 93-acre astaxanthin expansion project. If the effect of this impairment charge is omitted for the purposes of comparison, operating expenses during the year ended March 31, 2000 amounted to $3,019,000, slightly less than in fiscal 2001.

        Research and Development Expenditures for research and development decreased 48.4% to $265,000 for the year ended March 31, 2001, from $514,000 for the year ended March 31, 2000. The decrease from the prior year resulted primarily from significantly reduced personnel and outside service expenses due to suspension of research work on two projects.

        General and Administrative General and administrative expenses increased 7.7% to $1,700,000 for the year ended March 31, 2001, from $ 1,578,000 for the year ended March 31, 2000. The increase from the prior year is primarily due to higher costs related to financing activities and increased costs related to patent litigation. (See Note 13, "Commitments and Contingencies" in Notes to Consolidated Financial Statements).

        Sales and Marketing Sales and marketing expenses increased 17.4% to $1,088,000 for the year ended March 31, 2001, from $927,000 for the year ended March 31, 2000. The increase from the prior year is primarily due to increased advertising and promotional expenses, higher consulting and outside service fees and higher commission expenses.

  Other Expense

Other expense for the year ended March 31, 2001 amounted to $367,000, an increase of 90.2% from $193,000 for the year ended March 31, 2000. The increase from the prior year is primarily due to increased interest expenses related to debt refinancing efforts (see Note 5, "Long-Term Debt" in Notes to Consolidated Financial Statements), offset in part by higher interest income and other income.

  Income Tax Benefit

The income tax benefit for the years ended March 31, 2001 and 2000 represent current state tax refunds.

  Net Loss

The Company recorded a net loss of $1,067,000 for the year ended March 31, 2001 compared to a loss of $4,485,000 for the year ended March 31, 2000. For the year ended March 31, 2000, the net loss includes an asset impairment charge of $2,796,000. If the effect of this charge is omitted for comparison purposes, the Company recorded an adjusted net loss of $1,689,000 for the year ended March 31, 2000, an improvement in results of 37% in fiscal 2001. This improvement in results is primarily attributable to increased sales of bulk natural astaxanthin products (both NatuRose and BioAstin) and decreased cost of product sales offset in part by increased interest expense and slightly higher operating expenses.

Variability of Results

Cyanotech Corporation was formed in 1983 and did not become profitable on an annual basis until fiscal 1992 (the twelve month period ended December 31, 1992). From fiscal 1992 through fiscal 1997, the Company had total net sales of $29,401,000 and total net income of $7,931,000. From fiscal 1998 through fiscal 2002, the Company had total net sales of $38,041,000 and net losses totaling $10,998,000. As of March 31, 2002, our accumulated deficit is $11,459,000. There can be no assurance that we will return to generating profits on either a quarterly or an annual basis. We have experienced significant quarterly fluctuations in operating results and anticipate that these fluctuations may continue in future periods. Future operating results may fluctuate as a result of changes in sales to our largest customers, new product introductions, production difficulties, weather patterns, the mix between sales of bulk products and packaged consumer products, start-up costs associated with new facilities, expansion into new markets, sales promotions, competition, increased energy costs, foreign exchange fluctuations, the announcement or introduction of new products by our competitors, changes in our customer mix, overall trends in the market for our products, government regulations and other factors beyond our control. While a significant portion of our expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on our forecasts of future sales, if net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the sales shortfall. We may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on the Company's financial condition, results of operations and liquidity. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing or refinancing as may be required, to attain profitability, or a combination thereof. There can be no assurance that these efforts will be successful or that the Company will return to generating profit on either a quarterly or annual basis.

New Accounting Pronouncements

Goodwill and Other Intangible Assets In July 2001, the FASB Issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired individually or as part of a group of other assets not constituting a business. SFAS No. 142 also addresses, regardless of how acquired, the subsequent accounting and measurement of goodwill and intangible assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 142 is effective for fiscal years beginning after December 31, 2001. The adoption of SFAS No. 142 is not expected to have a material effect on the Company's financial condition, results of operations or liquidity.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. Management has not yet determined the impact, if any, of adoption of SFAS No. 143.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For the long-lived assets to be held and used, SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value. Further, SFAS No. 144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, describes a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of a long-lived are under consideration or a range is estimated for the amount of possible future cash flows, and establishes a "primary-asset" approach to determine the cash flow estimation period. For long-lived assets to be disposed of other than by sale (e.g., assets abandoned, exchanged or distributed to owners in a spinoff), SFAS No. 144 requires that such assets be considered held and used until disposed of. Further, an impairment loss should be recognized at the date an asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying amount exceeds its fair value. For long-lived assets to be disposed of by sale, SFAS No. 144 retains the requirement of SFAS No. 121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations would no longer be measured on a net realizable value basis, and future operating losses would no longer be recognized before they occur. SFAS No. 144 broadens the presentation of discontinued operations to include a component of an entity, establishes criteria to determine when a long-lived asset is held for sale, prohibits retroactive reclassification of the asset as held for sale at the balance sheet date if the criteria are met after the balance sheet date but before issuance of the financial statements, and provides accounting guidance for the reclassification of an asset from "held for sale" to "held and used." The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact, if any, of adoption of SFAS No. 144.

Liquidity and Capital Resources

  Cash Flows

Our working capital at March 31, 2002 amounted to $1,008,000, a decrease of $3,169,000 from working capital of $4,177,000 at March 31, 2001. Our cash and cash equivalents decreased by $1,218,000 to $1,051,000, due to cash flows used during fiscal 2002 (primarily from cash flows used in operating activities of $567,000, cash used for investment in equipment and leasehold improvements of $382,000 and cash used in financing activities of $269,000).

        Cash flows used in operating activities for the year ended March 31, 2002 amounted to $567,000, a decrease from cash flows provided by operating activities of $243,000 for the year ended March 31, 2001. The decrease in cash flows from operating activities is due primarily to the net loss of $2,589,000 offset in part by depreciation and amortization charges of $1,312,000 and reduction in inventories of $1,010,000.

        Cash flows used in investing activities (capital equipment purchases and leasehold improvements) for the year ended March 31, 2002 decreased slightly to $382,000 from $437,000 recorded for the prior fiscal year.

        Cash flows used in financing activities amounted to $269,000 compared to cash provided by financing activities of $2,058,000 for the prior fiscal year, primarily as a result of the prior year's term loan and convertible debenture financings.

  Term Loan Agreement

On April 21, 2000, the Company executed a Term Loan Agreement ("Term Loan") with a lender which provided for $3.5 million in aggregate credit facilities, secured by substantially all the assets of the Company. The Term Loan has a maturity date of May 1, 2010 and is payable in 120 equal monthly principal and interest payments of approximately $48,000, commencing June 1, 2000 ($39,000 and $45,000 at March 31, 2002 and 2001, respectively). The interest rate under this Term Loan, is the prime rate in effect as of the close of business on the first day of each calendar quarter, plus 1% (at March 31, 2002 and 2001, the prime rate was 4.75%, and 9.5% respectively). The Term Loan contains restrictive covenants which include, among others, maintenance of an annual minimum debt service coverage ratio. The Company failed to meet this covenant requirement for the year ended March 31, 2002. The lender issued the Company a waiver of the covenant violation and deferred the calculation of such ratio until the year ending March 31, 2003.

        A warrant to purchase 20,000 shares of the Company's common stock was issued in conjunction with this Term Loan agreement. The warrant expires in April 2011 and has an exercise price of $2.55 per share. The warrant can only be exercised after the Company has repaid the Term Loan in full.

  Convertible Debentures

On May 2, 2000, the Company completed a private placement of $1,250,000 principal amount 6% convertible subordinated debentures ("Debentures") due April 30, 2002, with net proceeds to the Company of approximately $1.1 million. Interest was payable quarterly, in arrears, at a rate of 6% per annum. The Debentures were convertible into shares of common stock of the Company at a conversion price of $1.50 per share. Warrants to purchase 83,334 shares of the Company's common stock were issued to the placement agent of the Debentures, exercisable for five years from the issue date, at $1.80 per share. At March 31, 2002 and 2001, the outstanding principal amount of these debentures were $1,238,000 and $1,250,000 respectively.

        In May 2002, the Company reached an agreement with the holders of the Debentures to extend the maturity date by six months to October 31, 2002. In exchange for the extension, the Company agreed to: reduce the conversion price from $1.50 per share to $1.00 per share (the approximate market value at date of issuance); increase the interest rate during the remaining period the Debentures are outstanding from 6% to 10%; issue two-year warrants to the Debenture holders to purchase additional shares of common stock of Cyanotech in an amount equal to thirty percent (30%) of the shares into which the Debentures are convertible at $1.10 per share; and reduce the forced conversion price at which the Company can require the conversion of the Debentures from $3.00 per share to $1.50 per share. Although there can be no assurance in this regard, the Company hopes to see improved operating results in the near term and an increase in the price of its common stock. If the market price of the common stock should be above $1.50 for the period specified in the Debenture agreements, the Company intends to exercise its forced conversion rights. However, if the Company is unable to force conversion of the Debentures prior to their maturity on October 31, 2002, the Company will be required to repay the holders the principal amount.

        The terms of the aforementioned warrant issued to the placement agent in conjunction with the initial placement were also revised in this extension agreement. Under the terms of the convertible debenture maturity extension, the warrant exercise price was reduced to $1.10 per share and the expiration date has been accelerated to May 2004.

        As a result of this renegotiation of debt, the Company will record a charge of approximately $236,000 in the quarter ending June 30, 2002, of which approximately $232,000 is a non-cash charge. However, the exercise of all the warrants in the future (which may or may not occur) has the potential of additional cash proceeds to the Company of approximately $500,000.

  Other Material Subsequent Events

In May 2002, the Company issued 515,000 shares of restricted common stock to a private investor which resulted in net proceeds to the Company of approximately $350,000 to be used for working capital purposes.

        On June 17,2002 the Company received a delisting warning letter from NASDAQ for failure to comply with the $1.00 minimum bid price. Cyanotech now has 90 calendar days, or until September 16, 2002, to regain compliance. If the bid price of the Company's common stock closes at $1.00 per share or more for a minimum of 10 consecutive trading days prior to September 16, 2002, the NASDAQ staff will provide written notification that the Company is in compliance. However, if the Company is unable to regain compliance prior to September 16, 2002, it intends to apply for listing on the NASDAQ SmallCap Market, which makes available a 180 calendar day SmallCap Market grace period, or until December 16, 2002 to regain compliance. The Company will also then be eligible for an additional 180 calendar day grace period, or until June 16, 2003 to demonstrate compliance provided that it meets additional NASDAQ listing criteria for the SmallCap Market, which Cyanotech currently does. Furthermore, the Company may be eligible to transfer back to the NASDAQ National Market if, by June 12, 2003, its bid price main-tains the $1.00 per share requirement for 30 consecutive trading days and it has maintained compliance with all other continued listing requirements, which it currently does.

        The Company's consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. During the years ended March 31, 2002, 2001 and 2000, the Company incurred losses of $2,589,000, $1,067,000 and $4,485,000 respectively. The Company's working capital at March 31, 2002 was $1,008,000. As mentioned above in this section the Company reached an agreement with the holders of the 6% convertible subordinated debentures to extend the original maturity date by six months to October 31, 2002. If the Company is unable to force conversion of the Debentures prior to their maturity on October 31, 2002, the Company will be required to repay the holders the principal amount. The Company is seeking arrangements for addi-tional financing and/or equity from outside investors. There can be no assurance however, the Company will be able to arrange for additional financing or equity on terms suitable to the Company or in amounts sufficient to liquidate its debts as they become due. Accordingly, if the Company is unable to obtain the alternative financing or equity it is seeking, on terms acceptable to the Company, this would cause substantial doubt as to the ability of the Company to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing or refinancing as may be required, to attain profitability, or a combination thereof. There can be no assurance that these efforts will be successful or that the Company will return to generating profit on either a quarterly or annual basis.

  Quantitative and Qualitative Disclosures About Market Risk

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments is not material.

Consolidated Balance Sheets

(in thousands, except share data)	2002	March 31, 2001
Assets
Current Assets:
Cash and cash equivalents	$1,051	$2,269
Accounts receivable, net of allowance for doubtful receivables of $40 in 2002 and $20 in 2001	1,340	1,110
Refundable income taxes	9	8
Inventories	994	2,004
Prepaid expenses	58	49

Total current assets	3,452	5,440
Equipment and leasehold improvements, net	13,931	14,861
Other assets	1,017	1,122

Total assets	$18,400	$21,423

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt	$1,543	$242
Accounts payable	685	772
Accrued expenses	216	249

Total current liabilities	2,444	1,263
Long-term debt, excluding current maturities	2,765	4,336
Deferred revenue	—	129

Total liabilities	5,209	5,728

Stockholders' equity:
Common stock of $.005 par value, authorized 25,000,000 shares at March 31, 2002 and 2001; issued and outstanding 17,043,701 shares at March 31, 2002 and 16,949,702 shares at March 31, 2001	85	85
Additional paid-in capital	24,567	24,480
Accumulated other comprehensive loss—foreign currency translation adjustments	(2)	—
Accumulated deficit	(11,459)	(8,870)

Total stockholders' equity	13,191	15,695

Total liabilities and stockholders' equity	$18,400	$21,423

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	Years ended March 31,
(in thousands, except per-share data)
	2002	2001	2000
Net sales	$8,235	$8,043	$7,398
Cost of sales	6,673	5,698	5,895

Gross profit	1,562	2,345	1,503

Operating expenses:
Research and development	343	265	514
General and administrative	1,653	1,700	1,578
Sales and marketing	1,751	1,088	927
Impairment of long-lived assets	—	—	2,796

Total operating expenses	3,747	3,053	5,815

Loss from operations	(2,185)	(708)	(4,312)

Other income (expense):
Interest income	66	124	10
Interest expense	(499)	(621)	(282)
Other income, net	20	130	79

Total other expense	(413)	(367)	(193)

Loss before income taxes	(2,598)	(1,075)	(4,505)
Income tax benefit	9	8	20

Net loss	(2,589)	(1,067)	(4,485)
Undeclared Preferred Stock dividends	—	—	(237)

Net loss attributable to Common stockholders	$(2,589)	$(1,067)	$(4,722)

Net loss per Common share—Basic and Diluted	$(0.15)	$(0.07)	$(0.34)

Weighted average number of common shares outstanding—Basic and Diluted	17,033	15,997	13,775

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Loss

Years ended March 31, 2002, 2001 and 2000

	Preferred Stock		Common Stock
								Accumulated other com- prehensive loss
(in thousands, except share data)	Number of shares	Par value	Number of shares	Par value	Additional paid-in capital	Accumulated deficit	Comprehen- sive loss		Total stockholders' equity
Balances at March 31, 1999	595,031	$1	13,603,572	$68	$23,956	$(3,318)	—	—	$20,707
Exercise of stock options for cash	—	—	21,650	—	20	—	—	—	20
Common stock purchased and cancelled	—	—	(2,603)	—	(3)	—	—	—	(3)
Issuance of common stock warrants for services, at fair value	—	—	—	—	19	—	—	—	19
Issuance of common stock to nonemployee director for services, at fair value	—	—	38,756	—	35	—	—	—	35
Issuance of common stock for services and rent, at fair value	—	—	97,922	1	131	—	—	—	132
Common stock issued for cash, net of costs of $2	—	—	203,000	1	219	—	—	—	220
Exchange of Series C preferred stock for common stock	(124,000)	—	620,000	3	(3)	—	—	—	—
Net loss	—	—	—	—	—	(4,485)	$(4,485)	—	(4,485)

Balances at March 31, 2000	471,031	1	14,582,297	73	24,374	(7,803)	—	—	16,645
Exercise of stock options for cash	—	—	6,250	—	6	—	—	—	6
Issuance of common stock warrants in connection with issuance of long-term debt, at fair value	—	—	—	—	121	—	—	—	121
Issuance of common stock to nonemployee director for services, at fair value	—	—	6,000	—	10	—	—	—	10
Exchange of Series C preferred stock for common stock, net of costs of $20	(471,031)	(1)	2,355,155	12	(31)	—	—	—	(20)
Net loss	—	—	—	—	—	(1,067)	(1,067)	—	(1,067)

Balances at March 31, 2001	—	—	16,949,702	85	24,480	(8,870)	—	—	15,695
Series C preferred stock conversion costs	—	—	—	—	(11)	—	—	—	(11)
Conversion of debentures to common stock	—	—	7,999	—	12	—	—	—	12
Issuance of common stock to nonemployee director for services, at fair value	—	—	6,000	—	6	—	—	—	6
Issuance of common stock for services, at fair value	—	—	80,000	—	80	—	—	—	80
Comprehensive loss:
Net loss	—	—	—	—	—	(2,589)	(2,589)	—	(2,589)
Other comprehensive loss—foreign currency translation adjustments	—	—	—	—	—	—	(2)	(2)	(2)

Comprehensive loss	—	—	—	—	—	—	$(2,591)	—	—

Balances at March 31, 2002	—	—	17,043,701	$85	$24,567	$(11,459)		$(2)	$13,191

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

	Years ended March 31,
(In thousands)
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(2,589)	$(1,067)	$(4,485)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,312	1,322	1,310
Impairment of long-lived assets	—	—	2,796
Gain on disposal of assets	—	—	(50)
Amortization of debt issue costs	134	162	93
Issuance of common stock, warrants and options in exchange for services	86	10	186
Net (increase) decrease in assets:
Accounts receivable	(230)	503	(601)
Refundable income taxes	(1)	146	119
Inventories	1,010	(395)	496
Prepaid expenses and other assets	(40)	(37)	68
Net increase (decrease) in liabilities:
Accounts payable	(87)	(358)	384
Accrued expenses	(33)	(172)	27
Deferred revenue	(129)	129	—

Net cash provided by (used in) operating activities	(567)	243	343

Cash flows from investing activities:
Investment in equipment and leasehold improvements	(382)	(437)	(397)
Proceeds from sale of capital assets	—	—	218

Net cash used in investing activities	(382)	(437)	(179)

Cash flows from financing activities:
Proceeds from issuance of common stock and exercise of stock options and warrants, net of issuance costs	—	6	237
Cost of conversion of series C preferred stock to common stock	(11)	(20)	—
Proceeds from issuance of long-term debt	—	4,750	—
Principal payments on long-term debt	(258)	(1,665)	(213)
Debt issue costs	—	(513)	(38)
Borrowings (repayment) on short term revolving line of credit, net	—	—	(1)
Principal payments on capital lease obligations	—	—	(67)
Restricted cash deposit	—	(500)	—

Net cash provided by (used in) financing activities	(269)	2,058	(82)

Net increase (decrease) in cash and cash equivalents	(1,218)	1,864	82
Cash and cash equivalents at beginning of year	2,269	405	323

Cash and cash equivalents at end of year	$1,051	$2,269	$405

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$349	$378	$190

Supplemental disclosure of non-cash financing activities: issuance of warrants in connection with issuance of long-term debt	$—	$121	$—

Conversion of convertible debentures to common stock	$12	$—	$—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

        (all amounts in thousands, except share data)

Note 1 Description of Business and Summary of Accounting Policies

  a    Description of Business

Cyanotech Corporation (Company) develops and commercializes natural products from microalgae. The Company is currently producing microalgal products for the nutritional supplement, aquaculture feed/pigments and immunological diagnostics markets.

  b    Principles of Consolidation

The Company consolidates enterprises in which it has a controlling financial interest. The accompanying consolidated financial statements include the accounts of Cyanotech Corporation and its wholly owned subsidiaries, Nutrex Hawaii, Inc and Cyanotech Japan YK. All significant intercompany balances and transactions have been eliminated in consolidation.

  c    Foreign Currency Translation

Assets and liabilities of foreign operations and subsidiaries are translated at the year-end exchange rate and resulting translation gains or losses are accounted for in a stockholders' equity account entitled "accumulated other comprehensive loss—foreign currency translation adjustments." Operating results of foreign subsidiaries are translated at average exchange rates during the period.

  d    Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents.

  e    Inventories

Inventories are stated at the lower of cost (which approximates first-in, first-out) or market. Market is determined by net realizable value.

  f    Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment and furniture and fixtures, the shorter of the lease terms or estimated useful lives for leasehold improvements as follows:

Equipment	3 to 10 years
Leasehold improvements	10 to 24 years
Furniture and fixtures	7 years

  g    Revenue Recognition

The Company recognizes revenues when goods are shipped and when significant risks and benefits of ownership are transferred. Amounts received in advance under sales and distribution agreements for the right to sell and distribute the Company's products are recognized as revenues on a straight-line basis over the term of such agreements.

  h    Earnings Per Share

Following is a reconciliation of the numerators and denominators of the Basic and Diluted net loss per Common Share computations for the periods presented (in thousands except share data):

Years ended March 31,	2002	2001	2000
Basic and Diluted Loss Per Share
Net loss	$(2,589)	$(1,067)	$(4,485)
Undeclared Preferred Stock dividends	—	—	(237)

Net loss attributable to Common stockholders	$(2,589)	$(1,067)	$(4,722)

Weighted average Common Shares outstanding	17,033,000	15,997,000	13,775,000

Net loss per Common Share	$(0.15)	$(0.07)	$(0.34)

For the years ended March 31, 2002 and 2001 warrants and options to purchase Common Stock shares of the Company and convertible debentures were outstanding, but were not included in the computation of Diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share. For the year ended March 31, 2000, warrants and options to purchase Common Stock shares of the Company and con-vertible preferred stock were outstanding, but were not included in the computation of Diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share. As of March 31, 2002, warrants and options to acquire 969,030 shares of the Company's common stock and debentures convertible into 825,333 shares of the Company's common stock were outstanding. As of March 31, 2001, warrants and options to acquire 994,030 shares of the Company's common stock and debentures convertible into 833,333 shares of the Company's common stock were outstanding. As of March 31, 2000, warrants and options to acquire 842,796 shares of the Company's common stock and preferred stock convertible into 2,355,155 shares of the Company's common stock were outstanding.

  i    Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

  j    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabili-ties are measured using enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  k    Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options issued to employees and nonemployee directors. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company applies the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS")

No. 123, Accounting for Stock-Based Compensation, in accounting for its fixed plan stock options issued to outside third parties other than nonemployee directors. As such, expenses representing the fair value of stock-based awards on the date of grant are recognized over the vesting period.

  l    Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

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

  m    Segment Information

As the Company's operations are solely related to microalgae-based products, management considers its operations to be one industry segment.

  n    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and lia-bilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those esti-mates.

  o    New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, An Amendment of FASB Statement No. 133," which addresses a limited number of issues causing implementation difficulties for certain entities that apply SFAS No. 133. The Company currently holds no derivative instruments, nor is it currently participating in hedging activities. The adoption of SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, did not have a material effect on the Company's financial condition, results of operations or liquidity.

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting. SFAS No. 141 also changes the criteria for the separate recognition of intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material effect on the Company's financial condition, results of operations or liquidity.

        In July 2001, the FASB Issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired individually or as part of a group of other assets not constituting a business. SFAS No. 142 also addresses, regardless of how acquired, the subsequent accounting and measurement of goodwill and intangible assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accor-dance with the provisions of SFAS No.142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 142 is effective for fiscal years beginning after December 31, 2001. The adoption of SFAS No. 142 is not expected to have a material effect on the Company's financial condition, results of operations or liquidity.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. Management has not yet determined the impact, if any, of adop-tion of SFAS No. 143.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For the long-lived assets to be held and used, SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value. Further, SFAS No. 144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, describes a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of a long-lived are under consideration or a range is estimated for the amount of possible future cash flows, and establishes a "primary-asset" approach to determine the cash flow estimation Cyanotech Corporation    2002 Annual Report 19 period. For long-lived assets to be disposed of other than by sale (e.g., assets abandoned, exchanged or distributed to owners in a spinoff), SFAS No. 144 requires that such assets be considered held and used until disposed of. Further, an impairment loss should be recognized at the date an asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying amount exceeds its fair value. For long-lived assets to be disposed of by sale, SFAS No. 144 retains the requirement of SFAS No. 121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations would no longer be measured on a net realizable value basis, and future operating losses would no longer be recognized before they occur. SFAS No. 144 broadens the presentation of discontinued operations to include a component of an entity, establishes criteria to determine when a long-lived asset is held for sale, prohibits retroactive reclassification of the asset as held for sale at the balance sheet date if the criteria are met after the balance sheet date but before issuance of the financial statements, and provides accounting guidance for the reclassification of an asset from "held for sale" to "held and used." The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact, if any, of adoption of SFAS No. 144.

Note 2    Inventories

Inventories consists of the following as of March 31, 2002 and 2001

	2002	2001
Raw materials	$115	$82
Work in process	192	174
Finished goods	559	1,607
Supplies	128	141

	$994	$2,004

Note 3    Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements consists of the following as of March 31, 2002 and 2001:

	2002	2001
Equipment	$9,382	$9,164
Leasehold improvements	14,024	13,926
Furniture and fixtures	83	83

	23,489	23,173
Less accumulated depreciation and amortization	(10,017)	(8,705)
Construction in-progress	459	393

Equipment and leasehold improvements, net	$13,931	$14,861

In June 1999, we reached a preliminary agreement with Norsk Hydro ASA ("Norsk Hydro") to produce and market NatuRose in a joint venture that would have been owned 51% by Norsk Hydro and 49% by Cyanotech. The Company decided not to finalize the joint venture relationship. As a result of the Company's decision to end the negotiations, the projected future cash flows expected from the proposed joint venture were reduced to zero. In accordance with the provisions of SFAS No. 121, the Company recorded a non-cash asset impairment charge of $2,796 during the year ended March 31, 2000 on the construction-in-progress balance related to this project.

Note 4    Accrued Expenses

Components of accrued expenses as of March 31, 2002 and 2001 are as follows:

	2002	2001
Accrued wages, commissions and royalties	$136	$141
Accrued interest	34	82
Other accrued expenses	46	26

	$216	$249

Note 5    Long-Term Debt

  Term Loan Agreement

On April 21, 2000, the Company executed a Term Loan Agreement ("Term Loan") with a lender which provided for $3.5 million in aggregate credit facilities, secured by substantially all the assets of the Company. The Term Loan has a maturity date of May 1, 2010 and is payable in 120 equal monthly principal and interest payments of approximately $48, commencing June 1, 2000 ($39 and $45 at March 31, 2002 and 2001 respectively). The interest rate under this Term Loan is the prime rate plus

1% (at March 31, 2002 and 2001, the prime rate was 4.75% and 9.5%, respectively). The Term Loan contains restrictive covenants which include, among others, maintenance of an annual minimum debt service coverage ratio. The Company failed to meet this covenant requirement for the year ended March 31, 2002. The lender issued the Company a waiver of the covenant violation and deferred the calculation of such ratio until the year ending March 31, 2003.

        A warrant to purchase 20,000 shares of the Company's common stock was issued in conjunction with this Term Loan agreement. The warrant expires in April 2011 and has an exercise price of $2.55 per share. The warrant can only be exercised after the Company has repaid the Term Loan in full.

  Convertible Debentures

On May 2, 2000, the Company completed a private placement of $1,250 principal amount 6% convertible subordinated debentures ("Debentures") due April 30, 2002, with net proceeds to the Company of approximately $1.1 million. Interest was payable quarterly, in arrears, at a rate of 6% per annum. The Debentures were convertible into shares of common stock of the Company at a conversion price equal to $1.50 per share. Warrants to purchase 83,334 shares of the Company's common stock were issued to the placement agent of the Debentures, exercisable for five years from the issue date, at $1.80 per share.

        In May 2002, the Company reached an agreement with the holders of the Debentures to extend the maturity date by six months to October 31, 2002. In exchange for the extension, the Company agreed to: reduce the conversion price from $1.50 per share to $1.00 per share; increase the interest rate during the remaining period the Debentures are outstanding from 6% to 10%; issue two-year warrants to the Debenture holders to purchase additional shares of common stock of Cyanotech in an amount equal to thirty (30%) percent of the shares into which the Debentures are convertible at an exercise price of $1.10 per share; and reduce the forced conversion price at which the Company can require the conversion of the Debentures from $3.00 per share to $1.50 per share. Although there can be no assurance in this regard, the Company hopes to see improved operating results in the near term and an increase in the price of its Common Stock. If the market price of the common stock should be above $1.50 for the period specified in the Debenture agreements, the Company intends to exercise its forced conversion rights. However, if the Company is unable to force conversion of the Debentures prior to their maturity on October 31, 2002, the Company will be required to repay the holders the principal amount. Accordingly, if the Company is unable to obtain the alternative financing or equity it is seeking on terms acceptable to the Company, this would cause substantial doubt as to the ability of the Company to continue as a going concern.

        The terms of the aforementioned warrant issued to the placement agent in conjunction with the initial placement were also revised in this extension agreement. Under the terms of the convertible debenture maturity extension, the warrant exercise price was reduced to $1.10 per share and the expiration date has been accelerated to May 2004.

        As a result of this renegotiation of debt, the Company will record a charge of approximately $236 in the quarter ending June 30, 2002, of which approximately $232 is a non-cash charge. However, the exercise of all the warrants in the future (which may or may not occur) has the potential of additional cash proceeds to the Company of approximately $500.

        Long-term debt consists of the following as of March 31, 2002 and 2001:

	2002	2001
Term loan	$3,070	$3,328
Convertible subordinated debentures	1,238	1,250

Total long-term debt	4,308	4,578
Less current maturities of long-term debt	(1,543)	(242)

Long-term debt, excluding current maturities	$2,765	$4,336

At March 31, 2002, the aggregate maturities of long-term debt are as follows:

Year ending March 31:
2003	$1,543
2004	323
2005	342
2006	363
2007	384
Thereafter	1,353

$4,308

Note 6    Leases

The Company leases facilities, equipment and land under operating leases expiring between 2003 and 2025. Future minimum lease payments under non-cancelable operating leases at March 31, 2002 are as follows:

Year ending March 31:
2003	$250
2004	224
2005	223
2006	223
2007	223
Thereafter, through 2025	2,666

Total minimum lease payments	$3,809

Total rent expense under operating leases amounted to $286, $329, and $330 for the years ended March 31, 2002, 2001 and 2000, respectively.

        The land leases provide for contingent rentals in excess of minimum rental commitments based on a percentage of the Company's sales. Contingent rentals for the years ended March 31, 2002, 2001 and 2000 were not material.

        In 1997, the State of Hawaii agreed to allow the Company to lease an additional 93-acre parcel on a year to year basis, until such time that the Company determines the need for a longer lease term. In April 2002 management determined that only a portion of this reserved expansion area would be needed due to improvements made in astaxanthin cultivation and processing. As a result, the current lease was revised to reduce the reserved acreage from 93 to 30 acres and is effective through December 31, 2002.

Note 7    Series C Preferred Stock

During the first three quarters of fiscal 2001, all outstanding shares of Series C preferred stock totaling 471,031 shares were converted into 2,355,155 shares of common stock. As a result of this conversion, cumulative dividends in arrears on these converted shares, totaling approximately $2.1 million at the time of conversion, were no longer payable.

        Series C preferred stock was convertible into common stock at the rate of one share of preferred stock for five shares of common stock through February 23, 2002, after which date the conversion feature was no longer applicable. Series C preferred stock had voting rights equal to the number of shares of common stock into which it was convertible and had a preference in liquidation over all other series of preferred stock of $5 per share plus any unpaid accumulated dividends. Holders of Series C preferred stock were entitled to 8% cumulative annual dividends at the rate of $.40 per share.

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

        The Company also has a Non-employee Director Stock Option and Stock Grant Plan, which was approved by stockholders in 1994 (the "1994 Plan"). Under the 1994 Plan, and upon election to the Board of Directors, non-employee directors are granted a ten-year option to purchase 3,000 shares of the Company's common stock at its fair market value on the date of grant. In addition, on the date of each Annual Meeting of Stockholders in each year that the 1994 Plan is in effect, each non-employee director continuing in office will be automatically granted, without payment, 2,000 shares of common stock that is non-transferable for six months following the date of grant. Grants aggregating 6,000 shares of common stock were made under the 1994 Plan in August 2001, 2000, and 1999. Expense recognized as a result of these stock grants amounted to $6 for the year ended March 31, 2002, $10 for the year ended March 31, 2001 and $6 for the year ended March 31, 2000.

        At March 31, 2002, there were 66,854 additional shares available for grant under the 1995 Plan and 32,000 additional shares available under the 1994 Plan. The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $0.84, $1.35 and $0.78, respectively, on the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions: 2002—expected dividend yield of 0%, risk-free interest rate of 4.5%, expected volatility of 120%, and an expected life of 4.3 years; 2001—expected dividend yield of 0%, risk-free interest rate of 6.0%, expected volatility of 106%, and an expected life of 4.2 years; 2000—expected dividend yield of 0%, risk-free interest rate of 5.5%, expected volatility of 96%, and an expected life of 4.2 years.

        The Company applies the provisions of APB Opinion No. 25 in accounting for employee stock-based compensation and, accordingly, no compensation cost has been recognized for its employee stock options in the accompanying financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its employee stock options under SFAS No. 123, the Company's net loss attributable to Common stockholders and net loss per common share would have been as reflected in the pro forma amounts which follow:

	2002	2001	2000
Net loss attributable to Common stockholders
As reported	$(2,589)	$(1,067)	$(4,722)
Pro forma	$(2,710)	$(1,383)	$(5,103)
Net loss per common share—Basic and Diluted
As reported	$(0.15)	$(0.07)	$(0.34)
Pro forma	$(0.16)	$(0.09)	$(0.37)

Pro forma net loss attributable to Common stockholders and net loss per common share information reflect only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss attributable to Common stockholders and net loss per common share amounts presented above because compensation cost is reflected over the options' vesting period of 5 years, and compensation cost for options granted prior to April 1, 1995 is not considered.

        Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted- average exercise price
Balance at March 31, 1999	575,375	$4.63
Granted	301,596	1.03
Exercised	(21,650)	0.94
Expired	(42,025)	0.94
Forfeited	(95,500)	2.86

Balance at March 31, 2000	717,796	3.68
Granted	233,800	1.69
Exercised	(6,250)	0.97
Expired	(87,200)	5.13
Forfeited	(92,450)	2.64

Balance at March 31, 2001	765,696	3.05
Granted	164,000	1.00
Exercised	—	—
Expired	(96,300)	7.63
Forfeited	(92,700)	2.26

Balance at March 31, 2002	740,696	$2.10

The following table summarizes information about stock options outstanding at March 31, 2002:

	Options Outstanding		Options Exercisable
Range of exercise prices	Number outstanding at 03/31/02	Weighted-avg. remaining contractual life	Weighted-avg. exercise price	Number exercisable at 03/31/02	Weighted-avg. exercise price
$.77 to $1.69	541,296	3.3 years	$1.25	153,496	$1.25
$3.13 to $3.69	123,500	2.1 years	$3.24	98,875	$3.27
$6.13 to $6.31	75,900	0.3 years	$6.31	75,900	$6.31

$.77 to $6.31	740,696	2.8 years	$2.10	328,271	$3.03

  Warrants

At March 31, 2002 and 2001, the Company has warrants outstanding to acquire 228,334 shares of the Company's common stock. A warrant to acquire 75,000 shares of common stock was granted in December 1999 in consideration for services provided by a third party. The warrant is exercisable at $.63 per share, and expires in December, 2004. A warrant to acquire 50,000 shares of common stock was granted on January 19, 2000 in connection with the purchase of 50,000 shares of the Company's common stock by an existing stockholder. The warrant is exercisable at $1.00 per share, and expires in January, 2005. A warrant to acquire 20,000 shares of common stock was granted in April 2000 in conjunction with completion of a term loan agreement. The warrant is exercisable at $2.55 per share, and expires in April 2011. A warrant to acquire 83,334 shares of common stock was granted in May 2000 in conjunction with completion of a private placement of convertible debentures. The warrant was exercisable at $1.80 per share, and expired in May 2005. However, under the terms of the convertible debenture maturity extension (see Note 5), the warrant exercise price was reduced to $1.10 per share and the expiration date has been accelerated to May 2004.

Note 9    Major Customers and Export Sales

Sales to major customers for the years ended March 31, 2002, 2001 and 2000 are summarized as follows (percent of product sales):

	2002	2001	2000
Customer A	13%	19%	23%

Net product sales by geographic area for the years ended March 31, 2002, 2001 and 2000 are summarized as follows:

	2002		2001		2000
United States	$4,393	53%	$3,676	46%	$3,992	54%
Canada/South America	394	5%	509	6%	371	5%
The Netherlands	1,032	13%	1,542	19%	1,715	23%
Europe, excluding the Netherlands	706	8%	640	8%	613	8%
China	157	2%	119	2%	73	1%
Asia/Pacific, excluding China	1,553	19%	1,557	19%	634	9%

	$8,235	100%	$8,043	100%	$7,398	100%

Sales made through the Company's subsidiary, Cyanotech Japan YK, are transacted in Japanese yen and converted to US dollars for consolidation purposes.

Note 10 Income Taxes

The income tax benefit for the years ended March 31, 2002, 2001 and 2000 represent current state tax refunds.

A reconciliation of the amount of income taxes computed at the federal statutory rate of 34% to the amount reflected in the Company's consolidated statements of operations for the years ended March 31, 2002, 2001 and 2000 follows:

	2002	2001	2000
Amount at the federal statutory income tax rate	$(883)	$(366)	$(1,532)
State income taxes, net of federal income tax effect	(6)	(5)	(13)
Increase in the valuation allowance for deferred tax assets	1,017	374	1,855
Other	(137)	(11)	(330)

	$(9)	$(8)	$(20)

The significant components of deferred income taxes for the years ended March 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Deferred tax benefit, exclusive of the change in beginning-of-the-year valuation allowance balance	$(1,017)	$(374)	$(1,855)
Increase in beginning-of-the-year balance of the valuation allowance for deferred tax assets	1,017	374	1,855

	$—	$—	$—

The tax effects of temporary differences related to various assets, liabilities and carryforwards that give rise to deferred tax assets and deferred tax liabilities as of March 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:
Net operating loss carryforwards	$4,771	$3,250
Leasehold improvement, impairment loss for financial reporting purposes	1,062	1,062
Tax credit carryforwards	186	209
Other	125	478

Gross deferred tax assets	6,144	4,999
Less valuation allowance	(4,539)	(3,522)

Net deferred tax assets	1,605	1,477
Deferred tax liability—equipment and leasehold improvements, principally due to differences in depreciation and amortization	(1,605)	(1,477)

Net deferred tax asset	$—	$—

The valuation allowance for deferred tax assets as of April 1, 2001, 2000 and 1999 was $3,552, $3,148 and $1,293 respectively. The valuation allowance increased by $1,017, $374 and $1,855 during the years ended March 31, 2002, 2001 and 2000 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 2002. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        At March 31, 2002, the Company has net operating tax loss carryforwards and tax credit carryfor-wards available to offset future federal income taxes as follows:

Expires March 31,	Net operating losses	Research and experimentation tax credits
2003	$—	$15
2004	—	52
2005	—	4
2006	400	—
2011	—	23
2012	44	9
2013	1,601	—
2019	3,632	—
2020	2,051	—
2021	1,727	—
2022	3,149	—

	$12,604	$103

In addition, at March 31, 2002, the Company has alternative minimum tax credit carryforwards of approximately $83 which are available to reduce future federal regular income taxes over an indefinite period.

At March 31, 2002, the Company has tax net operating loss carryforwards of $8,081, which expire in March 31, 2019 through 2022, available to offset future Hawaii state taxable income.

Note 11    Fair Value of Financial Instruments

SFAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of March 31, 2002 and 2001.

  Cash and Cash Equivalents

The carrying amounts approximate fair value because of the short-term nature of these instruments.

  Long-Term Debt

The carrying amounts approximate fair value because the interest rates on the long-term debt reprice monthly or quarterly at market rates or approximates current market rates for similar debt instruments of comparable maturities.

Note 12    Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan for all associates not covered under a separate management incentive plan. Under the 401(k) profit sharing plan, 5% of pre-tax profits may be allocated based on gross wages to non-management associates on a quarterly basis. Fifty percent of each associate's profit sharing bonus is distributed in cash on an after-tax basis, with the remainder deposited in each associate's 401(k) account on a pre-tax basis with a six year vesting schedule, based on years of service with the Company. All associates may make voluntary pre-tax contributions to their 401(k) accounts. Compensation expense relative to this plan was nil for each of the three years ended March 31, 2002, 2001 and 2000.

Note 13    Commitments and Contingencies

In the fourth quarter of fiscal 2001, Cyanotech and Aquasearch settled a patent suit without admission of liability by either party. Terms of the agreement are confidential. Under this agreement, Cyanotech agreed to an injunction that prevents it from using any tube system for microalgal production that infringes Aquasearch's U.S. Patent No. 5,541,056. Aquasearch agreed that Cyanotech's current proprietary process for producing microalgae, known as the PhytoDome CCS system, does not infringe its aforementioned patent. Both parties agreed to dismiss, with prejudice, all claims that the parties asserted in the litigation. The Court entered an Order to that effect and that Aquasearch's aforementioned patent is valid and enforceable. Cyanotech further agreed to pay Aquasearch an undisclosed settlement, including royalties, for a limited time, on future sales of BioAstin. Amounts due at March 31, 2002 under this settlement have been fully accrued by the Company. Cyanotech management does not expect that future royalty payments will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Note 14    Selected Quarterly Financial Data (Unaudited)

($ in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2002
Net sales	$2,313	$1,951	$1,916	$2,055	$8,235
Gross profit(a)	678	491	53	340	1,562
Net loss(a)	(413)	(509)	(937)	(730)	(2,589)
Net loss per common share
Basic and Diluted(a)(b)	(0.02)	(0.03)	(0.05)	(0.04)	(0.15)
2001
Net sales	$2,166	$2,360	$1,762	$1,755	$8,043
Gross profit	704	794	467	380	2,345
Net loss	(22)	(40)	(322)	(683)	(1,067)
Net loss per common share
Basic and Diluted(b)	(0.00)	(0.00)	(0.02)	(0.04)	(0.07)

(a)
Gross profit, net loss and net loss per common share for the third quarter and for the total fiscal year 2002 reflect the effect of a finished goods inventory adjustment totaling $454.

(b)
due to rounding, quarterly per share amounts may not equal total year.

Note 15    Financial Condition and Liquidity and Subsequent Event

The Company's consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. During the years ended March 31, 2002, 2001 and 2000, the Company incurred losses of $2,589, $1,067 and $4,485, respectively. The Company's working capital at March 31, 2002 was $1,008. As mentioned in Note 5 "Long-Term Debt" in May 2002 the Company reached an agreement with the holders of the Debentures aggregating $1,238 at March 31, 2002, to extend the original maturity date by six months to October 31, 2002. If the Company is unable to force conversion of the Debentures prior to their maturity on October 31, 2002, the Company will be required to repay the holders the principal amount. In May 2002, the Company issued 515,000 shares of restricted common stock to a private investor which resulted in net proceeds to the Company of approximately $350 to be used for working capital purposes. The Company is seeking arrangements for additional financing and/or equity from outside investors. There can be no assurance however, the Company will be able to arrange for additional financing or equity on terms suitable to the Company or in amounts sufficient to liquidate its debts as they become due. Accordingly, if the Company is unable to obtain the alternative financing or equity it is seeking, on terms acceptable to the Company, this would cause substantial doubt as to the ability of the Company to continue as a going concern.

        The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing or refinancing as may be required, to attain profitability, or a combination thereof. Unless it is successful, there may be liquidity shortfalls in future periods. There can be no assurance that these efforts will be successful or that the Company will have sufficient cash resources to support its continued operations. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        On June 17,2002 the Company received a delisting warning letter from NASDAQ for failure to comply with the $1.00 minimum bid price. Cyanotech now has 90 calendar days, or until September 16, 2002, to regain compliance. If the bid price of the Company's common stock closes at $1.00 per share or more for a minimum of 10 consecutive trading days prior to September 16, 2002, the NASDAQ staff will provide written notification that the Company is in compliance. However, if the Company is unable to regain compliance prior to September 16, 2002, it intends to apply for listing on The NASDAQ SmallCap Market, which makes available a 180 calendar day SmallCap Market grace period, or until December 16, 2002 to regain compliance. The Company will also then be eligible for an additional 180 calendar day grace period, or until June 16, 2003 to demonstrate compliance provided that it meets additional NASDAQ listing criteria for the SmallCap Market, which Cyanotech currently does. Furthermore, the Company may be eligible to transfer back to The NASDAQ National Market if, by June 12, 2003, its bid price maintains the $1.00 per share requirement for 30 consecutive trading days and it has maintained compliance with all other continued listing requirements, which it currently does.

Independent Auditors' Report

The Board of Directors
Cyanotech Corporation:

We have audited the accompanying consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech Corporation and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 15 to the consolidated financial statements, the Company has suffered recurring losses from operations and has limited sources of additional liquidity to enable it to sufficiently liquidate its debts, including convertible debentures of $1, 238,000 due on October 31, 2002, as they become due that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 15. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Honolulu, Hawaii
May 1, 2002, except as to notes 5, 8, and 15 which are as of June 17, 2002

Officers and Directors

Officers

Gerald R. Cysewski, Ph.D.
President, Chief Executive Officer
and Chairman of the Board

Ronald P. Scott
Executive Vice President—
Finance and Administration
Treasurer and Secretary

Glenn D. Jensen
Vice President—Operations

Kelly J. Moorhead
Vice President—Sales and Marketing

R. Shane Rohan
Vice President—Production

Other Senior Managers

Robert J. Capelli
Director of Sales

John E. Dore, Ph.D.
Scientific Director

J. Hiroshi Sakamoto
Corporate Controller

Board of Directors

Gerald R. Cysewski, Ph.D.
Eric H. Reich1(1)(2)
David I. Rosentha1(1)(2)
Ronald P. Scott
John T. Waldron(2)
Paul C. Yuen, Ph.D.(1)

(1)
Member of the Audit Committee
(2)
Member of the Compensation and Stock Option Committee

Corporate Information

Corporate Headquarters
Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy.
Suite 102
Keahole Point
Kailua-Kona, HI 96740
Tel (808) 326-1353
Fax (808) 329-3597

Wholly-Owned Subsidiaries
Nutrex Hawaii, Inc.
Cyanotech Japan YK

Transfer Agent and Registrar
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
(303) 262-0600
www.computershare.com

Independent Accountants
KPMG LLP
1001 Bishop Street
Pauahi Tower, Suite 2100
Honolulu, HI 96813-3421

Legal Counsel
Goodsill Anderson Quinn & Stifel
P.O. Box 3196
Honolulu, HI 96801-3196

Form 10-K

A copy of Cyanotech's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

  Secretary, Cyanotech Corporation
  73-4460 Queen Kaahumanu Hwy.
  Suite 102
  Kailua-Kona, HI 96740

Notice of Annual Meeting

The 2002 annual meeting of stockholders will be held on Thursday, August 22, 2002, at 7:00 P.M. Hawaii Standard Time at the Ala Moana Hotel, 410 Atkinson Drive, Honolulu, HI 96814

Additional Information

As a service to our stockholders and prospective investors, copies of Cyanotech news releases and financial statements issued in the last 12 months are available 24 hours a day, seven days a week on the Internet's World Wide Web at http://www.cyanotech.com

Forward-Looking Information

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

Three Months Ended	High	Low
2002
March 31, 2002	$1.43	$0.96
December 31, 2001	$1.16	$0.55
September 30, 2001	$1.50	$0.48
June 30, 2001	$1.75	$0.87
2001
March 31, 2001	$1.38	$0.72
December 31, 2000	$1.75	$0.63
September 30, 2000	$2.06	$1.47
June 30, 2000	$2.63	$1.13

Cyanotech has never declared or paid cash dividends on its Common Stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on Common Stock in the foreseeable future.

        The approximate number of record holders of outstanding Common Stock as of June 26, 2002 was 1,357.

Cyanotech Corporation
Hawaii Ocean Science and Technology Park
73-4460 Queen Kaahumanu Highway, Suite 102
Kailua-Kona, Hawaii 96740

www.cyanotech.com

QuickLinks

  Exhibit 13